Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Merger of

SBC Communications Inc.

and

AT&T Corp.

Description of the Transaction, Public Interest Showing,
and Related Demonstrations

Filed with the Federal Communications Commission
February 21, 2005

 In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular Wireless LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or

2

enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

3

EXECUTIVE SUMMARY

For more than a century, the telecommunications networks and services in this country were the envy of the world.  We had the fastest, cheapest, most advanced technology and an infrastructure that reached into just about every home and business in the nation.  No other country could boast comparable levels of service and technology.

As a result, our telecom industry has long been a critical engine for domestic economic growth.  The telecom sector standing alone accounts for nearly three percent of the U.S. GDP – more than any other high-tech industry.  The existing infrastructure reflects literally trillions of dollars in capital investment.  At its peak in the year 2000, the sector as a whole was investing about $110 billion per year, and thus accounted for about 10 percent of all annual capital spending in the United States.  Through its impact on productivity, moreover, the telecom sector’s capital investment boosts economic output across the board.  The Bureau of Economic Analysis estimates that each dollar invested in U.S. telecom infrastructure results in nearly three dollars of economic output.  That multiplier is likely to get larger as ubiquitous, low-cost broadband service becomes more widely available.

The telecom sector has had a commensurately large impact on employment.  In the year 2000, it employed almost 1.2 million workers.  Employment in the telecom sector as a whole grew more than twice as fast as the national average between 1998 and 2000, and, by the year 2000, the telecom sector was paying nearly twice the average U.S. salary.

i

As we all know, that situation has changed dramatically.  We are currently in a period of “creative destruction” that is transforming the industry.  New technologies have advanced at a rapid pace to compete with and displace traditional telecommunications services.

Cable television operators are expected to offer telephony – either VoIP or circuit-switched – to two-thirds of American homes by the end of 2005.  At the same time, wireline traffic is increasingly moving to wireless networks, as the already ubiquitous wireless carriers overtake wireline carriers in terms of total “lines” served.  And the proliferation of broadband networks – while offering a host of new, IP-based services to consumers – likewise is draining traffic off wireline networks at an astonishing clip.

These competitive developments – though of obvious benefit to consumers – pose a direct threat to the nation’s traditional wireline infrastructure.  Over the long term, technological transformations cannot be sustained and expanded without extraordinary further investments of capital.  Yet just the opposite is happening today.  Since 2000, telecommunications service providers, and the equipment manufacturers that supply them, have lost over 700,000 jobs and over $2 trillion in market capitalization, while annual investment declined by more than $70 billion, and the United States fell to 11th in the world in deployment of advanced broadband networks.  The capital markets have recognized the increased business risks inherent in traditional telecommunications firms – resulting in constrained access to capital and increasing costs.

This is the environment in which SBC and AT&T find themselves today.  Both have endured dramatic declines in market capital, revenues, and jobs.  Yet both have significant strengths and resources that are critical to the future of U.S. telecommunications.

The 1984 divestiture of the Bell System and the ensuing 20 years of regulation have segregated the telecommunications industry along artificial local and long distance faults.  Companies on both sides of the divide were long precluded from taking advantage of the enormous efficiencies associated with operating an end-to-end network.  But the broadband future of our country critically depends on the ability of companies to assemble these separate networks.  The maximum potential of broadband can only be achieved where broadband capabilities are implemented at all levels of the network.

That is why the merger of SBC and AT&T provides such an ideal opportunity at this juncture, when intermodal competitors (wireless and cable in particular) are challenging the traditional networks.  The existence of separate local and long distance companies no longer benefits consumers.  But neither SBC nor AT&T standing alone has the assets and expertise necessary to assemble a true nationwide end-to-end broadband network.  Their union will allow beneficial vertical integration without diminishing vigorous horizontal competition.  The merger of these two legacy carriers is the most logical and natural outcome to ensure a strong and vibrant industry.

SBC and AT&T have complementary strengths and product sets, and have focused on sales to different groups of customers.  SBC is a financially strong provider of voice, data, broadband, and related services to consumers, businesses – especially small and mid-sized businesses – and wholesale customers, primarily on a local and regional basis in its 13-state region.  SBC holds a 60% ownership interest in the largest U.S. wireless company, Cingular Wireless, and is one of the leading providers of residential broadband DSL services.  At present, SBC is making a $4 billion investment to implement its initial roll-out of next-generation video and other IP-based voice and data services to 18 million households within three years.

AT&T has a different focus.  It provides a broad array of voice, data, and IP-based services to customers on its global and national IP-based networks.  It has a presence in more than 50 countries, allowing it to compete for the business of the largest global enterprises.  AT&T has been a leader in the development of innovative products through its AT&T Labs.

The combined SBC and AT&T will be a stronger and more enduring U.S.-based global competitor than either company could be alone, capable of delivering the advanced network technologies necessary to offer integrated, innovative high quality and competitively priced telecommunications services to meet the national and global needs of all classes of customers worldwide.  The combined company will have the resources, expertise, and incentive to adapt the sophisticated products that AT&T has developed for its enterprise customers to the needs of small and medium businesses and consumers, and the marketing expertise and infrastructure to reach those customers.  The merger will ensure that AT&T, on which the government heavily depends for national security and other needs, remains a strong American company.

Indeed, the merger will produce a flagship U.S. carrier that will offer the most efficient, highest quality capabilities to government, business, and residential customers nationwide.  Combining the two companies’ core strengths will result in more investment in, and faster deployment, of innovative new technologies and services, and those services will benefit all customers, not just those now served by the legacy companies.

As described above and as demonstrated further in this application, the merger will produce numerous tangible public interest benefits, and it will enhance, not harm, competition in any sector.  In the mass market, AT&T’s independent, irreversible decision to stop pursuing such customers for either local or long distance wireline telephony means that it is no longer a substantial competitor in that market, and the elimination of AT&T as an independent corporate entity could not harm mass market competition.  Moreover, even before AT&T’s decision, the Commission had already concluded in the section 271 process that all local markets in SBC’s states are open to competition.  Far from harming competition, the merger will enhance competition outside of SBC’s region and will certainly not reduce such competition within that region.  The enterprise segment is exceptionally competitive.  Suppliers include interexchange carriers, systems integrators, equipment vendors and value-added service providers, other network providers, foreign carriers, CLECs, cable operators, and other ILECs.  Moreover, because enterprise customers are highly sophisticated, have widely heterogeneous needs, and rely on complicated and detailed bidding procedures, providers cannot successfully engage in anticompetitive conduct.  Finally, as explained in the application, the merger raises no concern about diminished competition in the markets for Internet backbone, wireless, or international services.

*     *     *

For all of these reasons, this merger will decisively advance the public interest, it will not harm competition, and the transfer applications should be approved expeditiously.

v

TABLE OF CONTENTS

I.	INTRODUCTION

A.	THE MERGER RESPONDS TO DRAMATIC TECHNOLOGICAL, MARKETPLACE, AND REGULATORY CHANGES
B.	SIGNIFICANT PUBLIC INTEREST BENEFITS WILL FLOW FROM THE MERGER
C.	THE MERGER WILL ENHANCE AND NOT REDUCE COMPETITION

II.	DESCRIPTION OF THE APPLICANTS AND THEIR EXISTING BUSINESSES

A.	AT&T
B.	SBC
C.	SBC IS QUALIFIED TO CONTROL THESE AUTHORIZATIONS, AND THERE IS NO ISSUE WITH RESPECT TO AT&T’S CHARACTER OR QUALIFICATIONS

III.	DESCRIPTION OF THE TRANSACTION

IV.	THE STANDARD OF REVIEW

V.	THE MERGER WILL HELP TO RENEW AMERICAN LEADERSHIP IN COMMUNICATIONS

A.	THE COMBINED COMPANY WILL BE A WORLD LEADER IN COMMUNICATIONS
B.	BUSINESS, GOVERNMENT, AND RESIDENTIAL CUSTOMERS WILL BENEFIT FROM THE COMBINED COMPANY’S WORLD CLASS NETWORK AND SERVICES

VI.	THE MERGER WILL ENHANCE SERVICE TO U.S. GOVERNMENT CUSTOMERS AND STRENGTHEN U.S. NATIONAL SECURITY

A.	BOTH AT&T AND SBC PROVIDE IMPORTANT SERVICES TO GOVERNMENT CUSTOMERS
B.	THE MERGER WILL CREATE A STRONGER, MORE INNOVATIVE, MORE EFFICIENT U.S.-OWNED CARRIER THAT WILL PROVIDE WORLD CLASS SERVICE TO GOVERNMENT CUSTOMERS

VII.	THE MERGER WILL BENEFIT CUSTOMERS THROUGH INCREASED RESEARCH, DEVELOPMENT, AND INNOVATION AND OTHER SIGNIFICANT SYNERGIES

A.	BOTH AT&T AND SBC AGGRESSIVELY PURSUE RESEARCH AND DEVELOPMENT
B.	THE MERGER WILL FACILITATE A WIDER AND SWIFTER DIFFUSION OF INNOVATION
	1.	New Products and Services for Mass Market and Medium-Sized Business Customers
	2.	New Products and Services for Enterprise Customers
C.	THE COMBINED COMPANY WILL INVEST MORE IN RESEARCH, DEVELOPMENT, AND INNOVATION THAN EITHER COMPANY ALONE

D.	INCREASED RESEARCH, DEVELOPMENT, AND INNOVATION SHOULD LEAD TO A UNIFIED IP-BASED NETWORK, WHOSE CAPABILITIES WILL BENEFIT ALL CUSTOMERS
E.	THE NETWORK INTEGRATION THAT WILL RESULT FROM THE MERGER WILL BENEFIT CUSTOMERS
	1.	Network Integration Will Result in Increased Efficiency and Reduced Costs
	2.	Network Integration Will Improve Network Performance and the Quality of Services Offered To All Customers
	3.	Network Integration Will Result in a More Rapid and Cost-Effective Deployment of VoIP
	4.	Network Integration Will Result in a More Rapid Deployment of Advanced IP Services
F.	THE MERGER WILL RESULT IN SUBSTANTIAL COST SAVINGS

VIII.	THE MERGER WILL NOT REDUCE COMPETITION FOR MASS MARKET CUSTOMERS

A.	THE MERGER CANNOT LESSEN COMPETITION IN ANY RELEVANT MARKET, BECAUSE AT&T MADE A UNILATERAL PRE-MERGER DECISION TO CEASE ACTIVELY COMPETING FOR MASS MARKET CUSTOMERS
B.	A MORE GRANULAR ANALYSIS CONFIRMS THAT THE PROPOSED MERGER CANNOT LESSEN MASS MARKET COMPETITION
	1.	Local Exchange and Exchange Access Services Provided to Mass Market Customers
	2.	Long Distance Services Provided to Mass Market Customers

IX.	THE MERGER WILL NOT ADVERSELY AFFECT COMPETITION IN THE PROVISION OF SERVICES TO BUSINESSES

A.	BUSINESSES OF ALL SIZES HAVE A LARGE NUMBER OF CHOICES FOR TELECOM SERVICES
	1.	The Commission Has Appropriately Analyzed Medium and Large Business Customers Together
	2.	Heterogeneous Groups of Competitors Compete Aggressively To Fill Every Business Customer Telecommunications Need
B.

BECAUSE THE BUSINESS MARKET INCLUDES HIGHLY SOPHISTICATED CUSTOMERS, BIDDING, AND CUSTOMIZED PROPOSALS, THE PROPOSED TRANSACTION IS UNLIKELY TO INCREASE THE RISK OF UNILATERAL ANTICOMPETITIVE EFFECTS OR COLLUSION

	1.	The Business Market Includes Sophisticated Customers with Bargaining Power
	2.	Services Provided to Many Customers are Both Heterogeneous and Provided Through Complex, Valuable Contracts
C.	AT&T AND SBC FOCUS ON DIFFERENT CUSTOMER AND SERVICE SEGMENTS
D.

SBC’S POSITION AS A PROVIDER OF SPECIAL ACCESS IN ITS ILEC TERRITORY RAISES NO MERGER-SPECIFIC ISSUES, AND ANY CONCERNS ABOUT SPECIAL ACCESS SHOULD BE ADDRESSED IN ONGOING INDUSTRY-WIDE PROCEEDINGS AND NOT HERE

2

X.	THE MERGER WILL NOT HARM COMPETITION IN THE PROVISION OF INTERNET SERVICES

A.	THERE IS NO ISSUE REGARDING REDUCED COMPETITION IN THE BACKBONE SECTOR
B.	THE MERGER WILL NOT LESSEN COMPETITION IN THE PROVISION OF INTERNET ACCESS SERVICES
	1.	Broadband Internet Access
	2.	Narrowband Internet Access

XI.	THE MERGER WILL NOT ADVERSELY AFFECT COMPETITION IN THE PROVISION OF WIRELESS SERVICES

XII.	THE MERGER WILL NOT ADVERSELY AFFECT COMPETITION IN THE PROVISION OF INTERNATIONAL SERVICES

XIII.	RELATED GOVERNMENTAL FILINGS

XIV.	ADDITIONAL AUTHORIZATIONS

A.	AFTER-ACQUIRED AUTHORIZATIONS
B.	TRAFFICKING
C.	BLANKET EXEMPTION TO CUT-OFF RULES

XV.	CONCLUSION

Attachments:

•                  Description of Applicants

•                  Description of Competitors

•                  Declaration of James S. Kahan

•                  Declaration of Christopher Rice

•                  Declaration of Thomas Horton

•                  Declaration of John Polumbo

•                  Declaration of Hossein Eslambolchi

•                  Declaration of Dennis W. Carlton and Hal S. Sider

•                  Declaration of Marius Schwartz

3

DESCRIPTION OF TRANSACTION,

PUBLIC INTEREST SHOWING,

AND RELATED DEMONSTRATIONS

I.                                         INTRODUCTION

These applications seek the Commission’s approval for the transfer of control of authorizations held by AT&T Corp. (“AT&T”) and its subsidiaries to SBC Communications Inc. (“SBC”)(1).  The merger of SBC and AT&T will serve the public interest, creating a new company for a new era.  It responds to a new, dynamic communications marketplace, shaped by profound technological, marketplace, and regulatory changes, by bringing together two companies with complementary strengths to serve both residential and business customers better.  Together, the combined company will be a more competitive U.S.-based carrier with global reach, poised to accelerate the deployment of advanced next-generation Internet Protocol (“IP”) networks and services.

A.                                   The Merger Responds to Dramatic Technological, Marketplace, and Regulatory Changes.

This merger is a response to the dramatic changes unleashed by the Telecommunications Act of 1996(2) (the “1996 Act”), which removed barriers to competitive entry in the local exchange and long distance businesses.  No longer are providers restricted to specific lines of business or geographic territories, and the result

(1) SBC, AT&T and, where applicable, their subsidiaries, will be referred to collectively as the “Applicants.”

(2) Pub. L. No. 104-104, 110 Stat. 56 (codified at scattered sections of 47 U.S.C.).

has been lower prices, expanded output, and a wide diversity of suppliers of a multitude of products and services.(3)

At the same time, new technologies have advanced at a rapid rate to challenge and displace traditional communications services.  Wireline and wireless networks have grown faster and more robust, and provide vastly greater bandwidth, than was possible just a few years ago.(4)  The growth of national wireless networks and the development of new wireless technologies have increasingly provided alternatives for consumers of voice and data services.(5)  The shift from dial-up to broadband Internet access – first via cable modems, then through massive investment in DSL – has unleashed an expansion of the content and service available to tens of millions of Americans.(6)  The widespread adoption of broadband connections to the Internet has led to the next logical and inexorable step – voice over Internet Protocol (“VoIP”).(7)  Cable operators and others are rapidly exploiting this technology to compete more aggressively for voice services, including in packages with video and high-speed Internet access.(8)  Indeed, all of the major cable operators have either already begun offering or are about to offer VoIP on a nationwide basis.(9)

(3) Declaration of James S. Kahan (“Kahan Decl.”) ¶¶ 5-10; Declaration of Dennis W. Carlton and Hal S. Sider (“Carlton & Sider Decl.”) ¶¶ 17-29.

(4) Carlton & Sider Decl. ¶¶ 17-19; Kahan Decl. ¶ 6.  See generally Roger O. Crockett, The Merger Is the Message; Net Technology Is Replacing Old Methods, Ushering in an Era of Souped-Up Services, Bus. Week, Jan. 10, 2005; Ken Brown & Almar Latour, Heavy Toll:  Phone Industry Faces Upheaval As Ways of Calling Change Fast, Wall St. J., Aug. 25, 2004, at A1.

(5) Carlton & Sider Decl. ¶ 17; Kahan Decl. ¶¶ 6-7.

(6) Carlton & Sider Decl. ¶¶ 23-24; Kahan Decl. ¶ 10.

(7) See generally, Craig Ellison, Talk Is Cheaper; VoIP Consumer Services Are Ready For the Masses.  Are You Ready For Them?, PC Magazine, Feb. 8, 2005; The Phone Call Is Dead; Long Live the Phone Call, The Economist, Dec. 4, 2004.

(8) Communications Daily (Feb. 16, 2005) available at 2005 WL 62275992 (the number of U.S. households using cable-delivered telephony services will grow from 3.3 million today to nearly 5.5 million by the end of 2005, according to a report by Strategy Analytics.  This will, according to Strategy Analytics, give the MSOs an early edge in the race to deliver the “triple play” of video, telephony and high-speed Internet access).

The continuing entry of new competitors and the introduction of new technologies has pushed carriers to accelerate investment in their networks, not only to support traditional voice and data services, but also to introduce and deploy widely the full suite of IP-platform voice, data, and video services of the packetized age.(10)

A decade of regulatory and technological changes also have led to financial reversals and a shakeout in the industry.  Business failures, retrenchments, and product shifts have led to the elimination of hundreds of thousands of jobs and the loss of more than $2 trillion in market value.  And since the dot-com and tech meltdowns, the capital markets have recognized the increased business risks inherent in the communications industry, which has constrained access to capital while increasing its costs.(11)

This transaction responds to these contrasting developments by bringing together SBC and AT&T to create a more competitive and more enduring U.S.-based global competitor than either company alone.  The combined company will be capable of delivering the advanced network technologies necessary to offer integrated, innovative, high-quality and competitively priced telecommunications and information services to meet the evolving needs of customers worldwide.(12)

(9) Peter Grant, Here Comes Cable ... And It Wants A Big Piece of the Residential Phone Market, WALL ST. J. at R4, Sept. 13, 2004.

(10) Kahan Decl. ¶ 13.

(11) Id. ¶¶ 15-16.

(12) Carlton & Sider Decl. ¶¶ 31-32; Kahan Decl. ¶ 21.

B.                                     Significant Public Interest Benefits Will Flow from the Merger.

The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach.  AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities.(13)  The transaction thus will maintain American leadership in communications and allow the combined company to continue to compete successfully for global business.(14)  The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity.  By perpetuating American leadership in telecommunications, the merger will benefit all Americans.(15)

The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and numerous states, from Alaska to New York.(16)  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.(17)

(13) Kahan Decl. ¶¶ 28, 29, 32.

(14) Id. ¶¶ 28, 31.

(15) See id. ¶ 31.

(16) See id. ¶ 31.

(17) Carlton & Sider Decl. ¶¶ 38-39; Kahan Decl. ¶ 34.

The merger will increase innovation and investment, which will make existing services more efficient, lead to the more rapid introduction of those services to customers who might otherwise wait years for them, and prompt the development of new services that would otherwise not exist.(18)  The combined company will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  Because of the merger, residential and small business customers will start to enjoy capabilities that once were available only to the largest business and government customers.(19)  And once the two companies’ networks are combined, transport will be more efficient, reliability will increase, and the quality of service will be higher.(20)

C.                                     The Merger Will Enhance and Not Reduce Competition.

The merger will enhance and not reduce competition.  That is so regardless of how the Commission analyzes the merger.  To be sure, it is by no means clear that the market definitions the Commission has traditionally applied in merger proceedings are still valid in this era of rapidly converging services.  In an IP world, voice and data services are both merely the transmission of bits over the same network.  These IP-based services are rapidly becoming available to mass market and larger business customers.(21)  Likewise, with wireless communications becoming increasingly widespread, assessment

(18) Carlton & Sider Decl. ¶¶ 35-37; Kahan Decl. ¶ 32.

(19) Kahan Decl. ¶ 32; Declaration of Thomas Horton (“Horton Decl.”) ¶¶ 11, 13.

(20) Carlton & Sider Decl. ¶¶ 31-32; Kahan Decl. ¶ 32.

(21) Carlton & Sider Decl. ¶¶ 17-29; Kahan Decl. ¶ 34.

of the effect of the merger on competition cannot ignore the growing substitution of wireless for wireline service by both consumers and businesses.  Indeed, in 2005, for the first time, there will be more wireless than wireline connections in the United States.(22)  Substitution of wireless minutes for wireline usage has been growing at a rapid pace, and an increasing number of consumers are pulling their second lines or even completely “cutting the cord.”(23)  The introduction of 3G wireless services will intensify this trend.  In an environment where wireline carriers compete with cable operators, other VoIP providers, wireless carriers and others, this transaction will not reduce competition.  Rather, by pairing the complementary strengths of the two companies, it will enhance competition and benefit all types of customers.(24)

That same conclusion results from applying the market definitions the Commission has used in past transactions.  The operations of the two companies are largely complementary – AT&T is focused primarily on serving national and global enterprise customers with sophisticated needs, while SBC chiefly addresses the needs of residential customers and smaller and regional businesses whose operations are primarily inside SBC’s 13 state region.(25)  Moreover, in each segment in which the companies compete, there are numerous other competitors and no likelihood of either unilateral or coordinated anti-competitive effects.(26)

(22) Frost & Sullivan, “U.S. Communication Services Market Overview and Future Outlook,” at 89 (2004).

(23) Carlton & Sider Decl. ¶¶ 19-22; Kahan Decl. ¶¶ 6-7.

(24) Carlton & Sider Decl. ¶¶ 30-39.

(25) Carlton & Sider Decl. ¶¶ 6, 31-32; Kahan Decl. ¶¶ 18, 27.

(26) Carlton & Sider Decl. ¶¶ 96-106.

The merger will not diminish competition for mass market customers.  AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.(27)  AT&T has already dismantled infrastructure required to recruit new mass market customers by shutting call centers, dismissing marketing personnel, and terminating vendor contracts.(28)  Not only will AT&T no longer be an active competitor for mass market customers, but increasingly the competition for such customers is coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.(29)  For all these reasons, the merger will have no adverse effect on mass market competition.  Rather, increased investment and innovation and broader deployment of new services made possible by the merger will benefit mass market customers.(30)

Nor will the proposed transaction adversely affect competition in the provision of services to large and medium-sized businesses.  This segment of the communications industry has long been vigorously competitive, with numerous competitors and sophisticated customers.(31)  Coordinated interaction is unlikely because (1) customer requirements are largely heterogeneous; (2) many competitors with different strategies and competitive strengths are competing, making coordination virtually impossible; and

(27) Carlton & Sider Decl. ¶ 8; Kahan Decl. ¶ 20; Declaration of John Polumbo (“Polumbo Decl.”) ¶¶ 2,9; Horton Decl. ¶¶ 2, 7.

(28) Carlton & Sider Decl. ¶¶ 12-13; Polumbo Decl. ¶¶ 18, 21.

(29) Carlton & Sider Decl. ¶¶ 41-42.

(30) Carlton & Sider Decl. ¶¶ 33-37; Horton Decl. ¶ 13, 16.

(31) In re Motion of AT&T Corp. To Be Reclassifed as a Non-Dominant Carrier, Order, 11 FCC Rcd. 3271, 3306, ¶ 65, 3308 ¶ 71 (1995) (“AT&T Non-Dominance Order”).

(3) bids are often for large contracts of relatively long duration.(32)  Additionally, unilateral effects are unlikely because SBC and AT&T are not each other’s closest competitors for a significant segment of these customers.(33)  Moreover, other competitors could replace either SBC or AT&T in the competition for any business customer.

Indeed, SBC and AT&T typically sell different services to business customers and typically succeed with different types of business customers.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states.(34)  AT&T’s strength is in the sale of services nationwide and globally to large multi-location businesses with generally more sophisticated telecommunications requirements.(35)  The combined company will be better able to offer a portfolio of services suitable for any customer.(36)

The merger also raises no competitive issues for Internet, wireless, or international services.  With respect to Internet services, where the companies compete against each other (the Internet backbone and retail narrowband sector), the level of concentration is low today, and the increase in concentration that would result from this transaction will not be material.(37)  AT&T does not compete in the provision of retail broadband mass market services.(38)  Likewise, AT&T has no present or planned facilities-

(32) Carlton & Sider Decl. ¶¶ 65-95.

(33) Id. ¶¶ 96-106.

(34) Id. ¶ 14.

(35) Id. ¶ 8; Horton Decl. ¶ 3; Polumbo Decl. ¶ 9.

(36) Kahan Decl. ¶ 36.

(37) Declaration of Marius Schwartz (“Schwartz Decl.”) ¶¶ 29, 33.

(38) Carlton & Sider Decl. ¶¶ 45-55.

based mobile wireless service operations and resells wireless services to only a few thousand residential consumers under a legacy arrangement with AT&T Wireless that was terminated last year.(39)  Finally, SBC has only very limited, resale-based retail international operations.  Therefore, the combination of SBC and AT&T will not significantly increase concentration in the retail provision of service on U.S. international routes, which are, in any event, today served by numerous large facilities-based and resale providers.

II.                                     DESCRIPTION OF THE APPLICANTS AND THEIR EXISTING BUSINESSES

A.            AT&T

AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world.  AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic.  AT&T’s network operations are supported by AT&T Laboratories, a world-leading source of research and development.  In 2004, AT&T’s revenues were approximately $30.5 billion, compared to $34.5 billion in 2003.  AT&T’s capital expenditures for 2004 were approximately $1.77 billion, compared to $3.4 billion in 2003, $3.9 billion for 2002, and $5.6 billion for 2001.  A more detailed description of AT&T’s business is provided in Appendix A hereto.

(39) Carlton & Sider Decl. ¶¶ 56-57; Polumbo Decl. ¶ 12.

B.                                     SBC

SBC is a voice, data, and Internet services provider for residential, business, and government customers, mostly in a 13-state region.  SBC serves 52.4 million access lines and has 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in 170 countries worldwide.  A more detailed description of SBC’s business is provided in Appendix A hereto.

C.                                     SBC Is Qualified To Control These Authorizations, and There Is No Issue with Respect to AT&T’s Character or Qualifications.

There can be no question that SBC has the qualifications necessary to control AT&T’s authorizations.  The Commission recently found SBC qualified to control licensees(40) and repeatedly has made similar findings over the years.(41)  Likewise, the Commission repeatedly has found AT&T qualified to be a licensee,(42) and “the Commission does not, as a general rule, re-evaluate the qualifications of the transferors unless issues related to basic qualifications have been designated for hearing by the

(40) In re Applications of AT&T Wireless Servs., Inc. & Cingular Wireless Corp. et al., Memorandum Opinion and Order, 19 FCC Rcd. 21522, 21550-52 ¶¶ 52-56 (2004) (“AWS/Cingular”).

(41) See, e.g., In re Applications of Ameritech Corp. & SBC Communications Inc., Memorandum Opinion and Order, 14 FCC Rcd. 14712, 14950 ¶¶ 571-73 (1999) (subsequent history omitted) (“SBC/Ameritech”); In re Applications of SBC Communications Inc. & BellSouth Corp., Memorandum Opinion and Order, 15 FCC Rcd. 25459, 25466 ¶ 17 (2000) (“SBC/BellSouth”).

(42) See, e.g., In re Applications for Consent to Transfer of Control from Tele-Communications, Inc. to AT&T Corp., 14 FCC Rcd. 3160, 3227-28 ¶ 143 (1999).

Commission or have been sufficiently raised in petitions to warrant the designation of a hearing.”(43)  No such issues exist, and so AT&T is qualified to transfer its authorizations.

III.                                 DESCRIPTION OF THE TRANSACTION

SBC will acquire AT&T.  At closing, a wholly-owned subsidiary of SBC will be merged with and into AT&T, and each share of common stock of AT&T will be converted into 0.77942 shares of SBC common stock.  In addition, at that time, AT&T will pay its shareholders a special dividend of $1.30 per share.  AT&T thus will become a wholly owned subsidiary of SBC.  AT&T will continue to own the stock of its subsidiaries, and AT&T and its subsidiaries will continue to hold all of the FCC authorizations that they hold prior to the merger.  While SBC will become the new parent of AT&T, there will be no assignment of licenses or transfer of direct control of the FCC authorizations, since the current licensees will continue to hold their authorizations.

IV.                                 THE STANDARD OF REVIEW

In deciding whether to grant these applications under Sections 214(a) and 310(d) of the Communications Act of 1934, as amended,(44) and Section 2 of the Cable Landing License Act,(45) the Commission must determine whether or not doing so is in the public

(43) In re WorldCom, Inc. and Its Subsidiaries (Debtors-in-Possession) and MCI, Inc., Memorandum Opinion and Order, 18 FCC Rcd. 26484, 26493-94 ¶ 13 (2003) (“MCI Bankruptcy Exit”).

(44) 47 U.S.C. §§ 214(a), 310(d) (2000).

(45) 47 U.S.C. § 35 (2000).  See generally An Act Relating to the Landing and Operation of Submarine Cables in the United States, 47 U.S.C. §§ 34-39 (2000) (“Cable Landing License Act”).

interest.(46)  Specifically, Section 214(a) requires the Commission to find that the “present or future public convenience and necessity require or will require” SBC to operate the acquired telecommunications lines and that “neither the present nor future public convenience and necessity will be adversely affected” by the discontinuance of service from an independent AT&T.(47)  Similarly, Section 310(d) mandates that the Commission decide whether “the public interest, convenience and necessity will be served thereby.”(48)

The Applicants bear the burden of demonstrating that the transaction is in the public interest.  In SBC/Ameritech, the Commission described “four overriding questions” it considers in applying the public interest test:

(1) whether the transaction would result in a violation of the Communications Act or any other applicable statutory provision; (2) whether the transaction would result in a violation of Commission rules; (3) whether the transaction would substantially frustrate or impair the Commission’s implementation or enforcement of the Communications Act, or would interfere with the objectives of that and other statutes; and (4) whether the merger promises to yield affirmative public interest benefits.(49)

In answering these questions, the Commission “weigh[s] the potential public interest harms [of the proposed transaction] against the potential public interest benefits to ensure

(46) As a threshold matter in this review, the Commission must determine whether SBC has the requisite qualifications to hold and transfer control of licenses.  47 U.S.C. § 310(d).  As discussed in Part II.C above, there can be no question on this score.

(47) 47 U.S.C. § 214(a).

(48) Id. § 310(d).  The Cable Landing License Act contains different language – providing that approval may be granted “upon such terms as shall be necessary to assure just and reasonable rates and service in the operation and use of cables so licensed.”  Id. § 35.  However, the Commission has equated that language with its public interest test.  See, e.g., MCI Bankruptcy Exit, 18 FCC Rcd. at 26492 ¶ 12.

(49) SBC/Ameritech, 14 FCC Rcd. at 14737 ¶ 48 (notes omitted).

that, on balance, the proposed transaction will serve the public interest, convenience, and necessity.”(50)  Among other factors, this balancing requires “an analysis of the potential competitive effects of the transaction, as informed by traditional antitrust principles.”(51)

It is clear that this transaction does not violate any law or rule, or interfere with implementation of the objectives of the Communications Act.  Thus, in the remainder of this public interest statement, we show that this transaction will benefit the public interest and, accordingly, should be approved by the Commission expeditiously.

V.                                     THE MERGER WILL HELP TO RENEW AMERICAN LEADERSHIP IN COMMUNICATIONS

The combination of SBC and AT&T, with their complementary capabilities and experiences and a shared tradition of innovation and world class service, will propel America’s communications industry forward, harnessing IP technology to help renew America’s leadership in a new era of communications.  The merger will accelerate and expand the delivery of advanced technologies, services, and features to all classes of customers, large and small.  It will improve the security and reliability of the communications services and networks upon which American consumers, businesses, and government agencies rely.  It will speed the transition from legacy networks and technologies to advanced, next-generation broadband and IP-enabled networks and

(50) MCI Bankruptcy Exit, 18 FCC Rcd. at 24692 ¶ 12 (emphasis added); accord, Cingular/AWS, 19 FCC Rcd. at 21542 ¶ 40; In re Applications of Tele-Communications, Inc. and AT&T Corp., Memorandum Opinion and Order, 14 FCC Rcd. 3160, 3168 ¶ 13 (1999) (“AT&T/TCI”);  SBC/Ameritech, 14 FCC Rcd. at 14737-38 ¶ 48.

(51) SBC/Ameritech, 14 FCC Rcd. at 14738 ¶ 49; accord, MCI Bankruptcy Exit, 18 FCC Rcd. at 24692 ¶ 12; In re Applications of NYNEX Corp. & Bell Atl. Corp., Memorandum Opinion and Order, 12 FCC Rcd. 19985, 20003 ¶ 32 (1997) (“Bell Atlantic/NYNEX”).

services.  And it will greatly improve the ability of the U.S. telecommunications industry to compete against foreign carriers.

A.                                   The Combined Company Will Be a World Leader in Communications.

The United States was once the undisputed world leader in communications, with leading U.S. companies consistently developing and bringing to market in both America and throughout the world the best, the most innovative and most efficient technologies, services, and features.  The nation’s economic growth and ever-improving standard of living have directly rested in part on that leadership.(52)  Now, there is a growing perception that this nation has lost ground over the past decade.(53)  European and Asian-Pacific carriers and technology companies have grown rapidly, and the U.S. now lags other countries in broadband deployment and penetration.(54)  The proposed merger will create a premier U.S. global communications provider with the ability and incentives to

(52) See Bureau of Economic Analysis, Input-Output Accounts Data: 1999 Annual I-O Table Two Digit, available at http://www.bea.doc.gov/bea/dn2/i-o.htm#annual (each dollar invested in U.S. telecom infrastructure has resulted in nearly three dollars of economic output).  Unless, otherwise noted hereafter, all websites were last visited on February 19, 2005.

(53) See, e.g., Availability of Advanced Telecommunications Capability in the United States, FCC 04-208, GN Dkt No. 04-54, Fourth Report to Congress, at 40 (Sept. 9, 2004) (stating that the United States was ranked 11th in the world on broadband penetration); Petition For Forbearance of the Verizon Telephone Co. FCC 04-254, at 21 (Oct. 27, 2004) (reporting the United States fell to 13th in the world in broadband penetration).

(54) See, e.g., Broadband By The Numbers: A Visit To Hong Kong, Broadcast Business Forecast, Sept. 7, 2004, available at 2004 WL 24767816 (stating Hong Kong has claimed a household broadband penetration rate of 54.9%); Robert La Franco, On The Verge: The Digital Media Revolution Is Winning Key Battles In Markets Around the World.  Now It’s Targeting America, Hollywood Reporter, Dec. 7, 2004, available at 2004 WL 95650381 (“South Korea’s online market now tops $4.5 billion annually.”); In re Deployment of Advanced Telecommunications Capability to All Americans in a Reasonable and Timely Fashion, 19 FCC Rcd. 5136, 5150  ¶ 43 (noting the “relatively high broadband penetration rates in some foreign nations”).

deliver customers a full suite of best-in-class IP-enabled and broadband communications solutions.(55)

By combining firms that are recognized leaders in both enterprise and mass market services and in the design and engineering of both local and long distance networks, the merger will create an American carrier that again will set the global standard for technology leadership.  The companies’ complementary strengths ensure that the combined company can rapidly complete the transformation of legacy networks to IP.  That in turn will spur competitors to speed their own network and service transformations, and it will accelerate the transition to a true “services over IP” environment in which customers will be offered the full range of voice, data, and video services over IP by a range of competing providers.  These same synergies will drive the achievement of end-to-end service quality standards that previously have been unobtainable and will restore the United States’ preeminence in communications – without having any adverse effect on competition in any relevant market.(56)

B.                                     Business, Government, and Residential Customers Will Benefit from the Combined Company’s World Class Network and Services.

U.S. businesses and government customers of both companies will benefit from the combined company’s enhanced network and global service capabilities.  The more rapid deployment of a unified IP network, with an expanded footprint, will enable enterprise customers to place more of their operations on a secure standard-based

(55) Declaration of Hossein Eslambolchi (“Eslambolchi Decl.”) ¶¶ 18-20.

(56) Eslambolchi Decl. ¶¶ 18-19; Horton Decl. ¶ 14.

technology with accompanying improved efficiencies – efficiencies that will allow them, in turn, to compete more effectively in both global and domestic markets.(57)  Business and government customers will have the choice to build their business and operational plans around a financially strong, highly reliable, and customer-driven partner.  And the combined company’s enhanced capability to develop and deploy IP-based services on an end-to-end basis will provide business customers with a crucial competitive edge in the development of integrated supply chains, sophisticated tracking systems, and competitive cost structures, even as it triggers additional investment and innovation by competing service providers.(58)

The transaction’s assurance of a financially stable, globally competitive telecommunications service provider for the 21st century likewise holds great promise for residential and smaller business customers.  While the United States has lagged in the international rankings of broadband penetration and provision of advanced broadband services to mass market customers, the merger brings together complementary capabilities to reverse that trend.  SBC has embarked upon a massive program of broadband facilities development and is aggressively seeking to integrate voice, data, and video services into offerings for residential and small business consumers in its region.(59)  AT&T, in turn, is a specialist in the creation of platforms and systems for the delivery of integrated, advanced services and has developed a range of IP-based services targeted to larger business customers that can be extended to enhance and accelerate the

(57) Eslambolchi Decl. ¶ 18.

(58) Kahan Decl. ¶ 35.

(59) Id. ¶ 18.

development of services designed for residential consumers.(60)  This combination not only will decrease the cost of deploying advanced networks and services, but also accelerate the deployment of services that increase Internet security and detect fraud, enable residential users to select and manipulate integrated text, voice, and video information, and deliver emerging services with almost unimaginable speed and capabilities.(61)  And by ensuring that the combined company can do more with less, delivery of advanced facilities and services will be faster and more widespread than would be possible in the absence of the merger.(62)

VI.                                 THE MERGER WILL ENHANCE SERVICE TO U.S. GOVERNMENT CUSTOMERS AND STRENGTHEN U.S. NATIONAL SECURITY

This transaction will provide significant benefits to government customers and will strengthen U.S. national security.  In today’s world, these factors are an important public interest benefit.

A.                                   Both AT&T and SBC Provide Important Services to Government Customers.

AT&T is a significant provider of telecommunications and information technology services to the federal government.  AT&T provides network services, systems integration and engineering, and software development services to a broad range of government agencies, including those involved in national defense, intelligence, and

(60) Eslambolchi Decl. ¶ 10; Horton Decl. ¶¶ 11, 13.

(61) Eslambolchi Decl. ¶¶ 8-12; Horton Decl. ¶¶ 11, 14.

(62) Declaration of Christopher Rice (“Rice Decl.”) ¶ 4; Carlton & Sider Decl. ¶ 35.

homeland security.  AT&T’s federal customers include the White House, the State Department, the Department of Homeland Security, the Department of Defense, the Department of Justice, and most branches of the armed forces.  AT&T’s support of the intelligence and defense communities includes the performance of various classified contracts.  To undertake this work, AT&T employs thousands of individuals who hold government security clearances, and it maintains special secure facilities for the performance of classified work and the safeguarding of classified information.

SBC also provides telecommunications and information technology services to the federal government, particularly in its 13-state region.  Although SBC’s activity in this area is less extensive than AT&T’s, SBC provides substantial telecommunications and information technology services to federal agencies involved in national security, and its employees likewise perform work on classified government programs, including classified government contracts at our country’s most sensitive military and intelligence sites.

In addition to providing services to critical government agencies responsible for national security, both AT&T and SBC support the national security infrastructure through their participation in all of the key fora for supporting U.S. government national security objectives.  For example, both companies participate in the activities of the National Coordinating Center for Telecommunications and the Network Security Information Exchange, two bodies designed to help assure network integrity and security.  Senior officials from both companies serve as members of the National Security Telecommunications Advisory Committee, a committee of major communications and network service providers and information technology, finance, and aerospace companies who provide advice and expertise to the President of the United States on issues related to implementing national security and emergency preparedness (“NS/EP”) communications policy.  NS/EP communications enable the government to make an immediate and coordinated response to all emergencies, such as those caused by natural disasters, terrorism, or other security challenges (e.g., a cyber attack).  NS/EP communications allow the President and other senior officials to be continuously accessible, even under the most difficult conditions.

B.                                     The Merger Will Create a Stronger, More Innovative, More Efficient U.S.-Owned Carrier That Will Provide World Class Service to Government Customers.

The combined company will be a stable, reliable, U.S.-owned company that will provide improved service to government customers.(63)  As noted in Section V.D below, SBC’s and AT&T’s separate networks will be transformed into a unified IP-based network, which will be more reliable, robust, and resilient.(64)  The increased scale and scope of the combined network will provide the government with readier and more efficient implementation of advanced network capabilities, with reductions in unit costs as broad scale network improvements are made.(65)  This will allow the combined company to support more fully the Federal Enterprise Architecture (“FEA”) program, a government-wide network architecture being developed for improved communications and data sharing among federal agencies and federal, state, and local governments.

(63) Kahan Decl. ¶ 31.

(64) Id. ¶ 34.

(65) See id. ¶ 21.

Similarly, the combined networks will provide the government with more efficient routing for government communications, with fewer transfer points, as discussed in Section VI.A.2. below.  The combined network also will have added diversity and redundancy, producing greater reliability, and recoverability.(66)  In the past, many classified networks often were designed with separate long distance and local components.  Greater security and reliability can be achieved with a single, integrated end-to-end network than with multiple networks.(67)  Thus, as the Defense Department’s need for integrated, worldwide networks increases, a combined AT&T-SBC will be better positioned than the individual companies to provide these networks on a secure, end-to-end basis.(68)

The government also can expect better overall service from the combined company, whose sales and service functions will have a broader geographic reach.  The combined company should have the scale and scope to provide end-to-end project management support that will ensure timely and accurate deployment of network services.(69)

Moreover, the government will benefit from the increased investment in research and development that will result from this transaction.(70)  The combined company’s work

(66) Rice Decl. ¶ 12.

(67) Rice Decl. ¶ 11; Kahan Decl. ¶ 35.

(68) See Kahan Decl. ¶ 35.

(69) See id.

(70) Rice Decl. ¶ 16; Horton Decl. ¶¶ 13, 15; see also Carlton & Sider Decl. ¶¶ 35-37.

in such areas as security services, speech/text technologies and IP-based video could be particularly valuable to government customers.(71)

Simply put, the combined company will be a well-managed, well-financed, U.S.-owned company with the resources to make capital investments in facilities and networks both in the United States and overseas, as well as to spur innovation in cutting-edge areas of telecommunications and information technology.(72)  The combination of more vigorous competition, sustained investment in new technologies, and an integrated service, end-to-end IP-based network will provide better services and products for the government, under both the normal and emergency conditions.(73)

VII.                             THE MERGER WILL BENEFIT CUSTOMERS THROUGH INCREASED RESEARCH, DEVELOPMENT, AND INNOVATION AND OTHER SIGNIFICANT SYNERGIES

The merger will increase research, development, and innovation, as well as create other significant synergies, including enhanced network performance and cost savings.  Customers will benefit as existing services become more efficient, new services are introduced, and the combined company becomes a more effective competitor.

A.                                   Both AT&T and SBC Aggressively Pursue Research and Development.

Both AT&T and SBC strive to become stronger competitors through research, development, and innovation.  AT&T benefits from the work of AT&T Labs, a direct

(71) Eslambolchi Decl. ¶¶ 10-12.

(72) Kahan Decl. ¶ 28.

(73) See id. ¶¶ 31, 34-35.

descendant of the legendary Bell Telephone Laboratories, which was responsible for the basic inventions that led to the computer, cellular service, the transistor, various transformative video and voice transmission technologies, and countless other fundamental innovations that revolutionized communications and American life.(74)  AT&T retained Bell Labs under the 1984 divestiture and, when AT&T spun off Lucent in 1995, Bell Labs was split into two entities.  The portions of Bell Labs devoted to research, development, and design of telecommunications networks and advanced services were reconstituted as AT&T Labs.(75)

Since that time, AT&T Labs has continued in the tradition of Bell Labs.  It is comprised of some of the world’s leading scientists, engineers, and IT specialists, including experts in advanced data networking, software engineering, systems integration, speech technology, and all aspects of the provision of service over IP.(76)  These experts are integrating software and network components, developing processes to manage networks, developing new products and services, and ensuring that network capabilities can deliver services on both the smallest and largest scales.  AT&T Labs is also leading AT&T’s efforts to transform its existing communications networks from multiple, legacy systems, processes, and facilities to a uniform, advanced network supported by a single set of integrated systems, designed using IP capabilities that will enable delivery of the next generation of advanced communications services. (77)  AT&T

(74) Eslambolchi Decl. ¶¶ 4-6.

(75) Id.¶ 4.

(76) Id. ¶ 5; Horton Decl. ¶ 10.

(77) Horton Decl. ¶ 14.

Labs’ researchers apply worldwide for new patents at a rate of nearly two per business day.(78)

SBC’s research and development arm is SBC Labs.  It is organized into four key technology areas: broadband Internet, wireless systems, network services, and enterprise information technology.  SBC Labs’ current research focuses on several technologies that have the potential to enhance dramatically communications capabilities, including VoIP, Wi-Fi, fiber optic technologies, wireless/wireline integration, and network optimization.  SBC Labs’ milestone contributions include the development and deployment of packet technologies – a foundational building block in Internet transport for the exchange of traffic between Internet carriers.(79)

B.                                     The Merger Will Facilitate a Wider and Swifter Diffusion of Innovation.

The merger will make AT&T Labs’ innovations available to SBC’s mass market and medium-sized business customers.(80)  Similarly, SBC Labs has developed products and services that can be applied for the benefit of AT&T’s enterprise customers.(81)  In the absence of the merger, AT&T Labs’ research and development efforts would continue to be devoted largely to developing capabilities designed to be implemented in services provided to global and other large enterprise customers.(82)  That is because AT&T has ceased actively marketing traditional local and long distance services to mass market

(78) Eslambolchi Decl. ¶ 5.

(79) Rice Decl. ¶¶ 27-28.

(80) Kahan Decl. ¶ 32; Horton Decl. ¶¶ 11, 13.

(81) Rice Decl. ¶¶ 27-28.

(82) Horton Decl. ¶ 12.

customers.(83)  Likewise, SBC Labs’ efforts would be devoted largely to developing products for SBC’s mass market and medium-sized business customers.(84)

The potential benefits of research and development, however, are not so limited.  Breakthroughs that AT&T achieves in research and development aimed at developing new enterprise services, or providing those services more efficiently, often will have relevance to mass market services.(85)  The same is true for SBC and its research and development aimed at services for mass market and medium-sized business customers, which often have relevance to enterprise services.(86)  By combining the complementary businesses of SBC and AT&T, the merger should lead to the development of an array of new services and capabilities.(87)

1.                                       New Products and Services for Mass Market and Medium-Sized Business Customers.

Examples of AT&T Labs technologies originally designed for and provided only to enterprise customers that can be made available to the combined company’s mass market and medium-sized business customers include:  (1) AT&T’s fraud reduction and security solutions; (2) AT&T’s network storage solutions; and (3) Internet Data Centers that host and distribute IP-based services for enterprise customers.(88)

(83) Kahan Decl. ¶ 20; Horton Decl. ¶ ¶ 2, 7; Polumbo Decl. ¶¶ 2, 9.

(84) Rice Decl. ¶ 32.

(85) Kahan Decl. ¶ 32.

(86) Rice Decl. ¶¶ 27-28.

(87) Horton Decl. ¶¶ 10, 14.

(88) Rice Decl. ¶ 23; Eslambolchi Decl. ¶¶ 12-14; Horton Decl. ¶ 11.

In addition, there is a broad array of IP-based and other technologies that AT&T Labs is developing for enterprise customers, many of which can provide the basis for products and services made available to mass market and medium-sized business customers.  Examples of the types of initiatives under development by AT&T Labs that could be extended to smaller business customers and residential customers include the following:

a.                                       Speech/Text Technologies.

AT&T Labs is a global leader in the development of text-to-speech engines, synthesized voice capabilities, automatic speech recognition, and natural language speech recognition systems.  These technologies have the potential to allow real-time translation of written text to spoken speech (and vice versa), simultaneous foreign language translation, and highly proficient customer care and relationship management capabilities.  Intelligent language systems will be a crucial component of the next generation of services that enable customers – of all types – to select, alter, and manage their communications purchases, as well as to remedy service and billing problems.  Furthermore, the accelerated deployment of these capabilities into residential and small business offerings holds the potential for enormous benefits for visually, hearing, and speech-impaired customers.(89)

(89) Eslambolchi Decl. ¶ 11.

b.                                      Fraud Reduction and Security Services.

AT&T Labs is a leader in the development of fraud reduction and network security services for business customers.  It is developing the capability to detect unauthorized use of communications services and customer information, as well as to safeguard e-commerce traffic and other sensitive communications services.  AT&T was a leader in providing online application security monitoring services that can actively block and quarantine anomalous behaviors detected within applications.  More rapid detection of the unauthorized communications services permits customers and providers to flag potential identity theft situations quickly, before significant damage is done.  Similarly, secure capabilities will also allow customers to transact business over the Internet with less concern about identity theft – benefiting both buyers and sellers.  AT&T Internet ProtectSM illustrates the security capabilities that the combined company make available to small businesses and residential consumers as a result of the transaction.  That service offers advanced notice regarding potential real-time attacks (viruses, worms and distributed denial of service – or DdoS – attacks) that are in the early formation stages.  Similarly, AT&T’s network firewall solutions could be expanded to enable personal firewalls.(90)  As demand for anti-fraud and security services among mass market and small business customers continues to grow, very significant public interest benefits can be

(90) Frost & Sullivan’s recent analysis, World Managed Security Services Markets (Oct. 11, 2004) selected AT&T as the recipient of the 2004 Customer Solutions Excellence Award for having the broadest scope of services among all Managed Security Service Proivders or MSSPs.  Frost & Sullivan, “World Managed Security Services Markets,” at 2-61 (2004).

realized by additional innovation the combined company will undertake to adapt and develop these capabilities for all customer segments.(91)

c.                                       E-commerce Capabilities.

AT&T Labs continues to develop and enhance advanced e-commerce support technologies for use in rich interactive, secure network environments.  Translating these innovations from enterprise-focused services into services designed to meet the needs of smaller businesses and residential customers is another source of significant public interest benefits.(92)

d.                                      Service Provisioning and Repair.

AT&T Labs has developed, and is enhancing, systems that use artificial intelligence overlays and speech recognition to condense and simplify the ordering, provisioning, and repair of network equipment and services.  These capabilities were originally developed for enterprise customers, providing them with more responsive customer support at lower cost.  As described below, network intelligence enables customers to have “click through” online ordering capability.(93)

(91) Eslambolchi Decl. ¶ 12.

(92) Id. ¶ 14.

(93) Id. ¶ 13.

e.                                       Applications Support and Network Efficiency.

AT&T Labs is developing a platform that will allow enterprise customers to deploy applications rapidly and on a global basis through AT&T’s secure IP network.  So-called applications aware networks (“AANs”) will allow computing capacity to be purchased on an “as needed” basis – with computing power allocated based on customer-specific rules.  Similarly, with AT&T’s hosted storage solutions, customers can use AT&T’s network as a primary means to store or back up data without having to purchase and maintain complex storage systems.  The combined company will be able to make these capabilities more readily available to smaller businesses and other mass markets readily and rapidly.(94)  More broadly, AANs represent an acceleration of the convergence of the networking and IT industry, which likely will spawn a whole new generation of technological innovation, leading to better service and lower costs for customers.(95)

f.                                         Click-Through Provisioning.

AT&T Labs is developing an optical network that allows for remote “click-through” service provisioning.  With this new capacity, customers will be able to secure bandwidth on demand through “point and click provisioning” rather than waiting months for a high-speed circuit to be provisioned.(96)

(94) Rice Decl. ¶ 24.

(95) Eslambolchi Decl. ¶ 14.

(96) Id. ¶ 20.

g.                                      IP-Based Video.

AT&T Labs is developing an IP environment that can support the delivery and use of video services far more effectively than what is currently achievable.  AT&T Labs’ innovations include diagnostic tools that allow network operators to fine tune their video delivery capabilities to produce higher quality and far more efficient video transmission.  Other tools developed by AT&T Labs will allow individuals to search, collect, review, and manipulate video images – and to use video services in conjunction with voice and data services.  AT&T Labs also continues to develop and refine video compression technology and QoS capabilities, with the goal of delivering ever improving video conferencing capabilities to enterprise customers.  AT&T’s ongoing innovations in developing general broadband platform capabilities will provide various advanced services for smaller business and residential customers.(97)

2.                                       New Products and Services for Enterprise Customers.

Similarly, SBC Labs has developed products and services for its mass market and medium-sized business customers that can be applied for the benefit of AT&T’s enterprise customers.  Among the innovations developed by SBC Labs that will benefit AT&T’s customers are the following:

(97) Eslambolchi Decl. ¶ 10.

a.                                       Security for VoIP Services.

SBC Labs had developed a secure architecture for its VoIP platform that complies with rigid corporate security requirements and ensures that the VoIP platform and the related customer network interface are secure from intrusion and computer-based attacks, such as viruses and worms.  This is crucial for making VoIP services as secure as the PSTN.  This security architecture protects transactions at the soft switch level, complementing the security features developed by AT&T Labs for the network itself. The work by SBC Labs focuses on the security of SBC’s VoIP platform and customer network interface.  Neither the soft switches currently offered by suppliers, nor the soft switches deployed by AT&T, have the level of security offered by SBC Labs’ solution.  By combining these two complementary efforts, the combined company will enhance security for the totality of VoIP services.(98)

b.                                      Integration of Wireless and Wireline Communications.

SBC Labs’ development of soft switch technology directed to its next generation IP Multimedia Services (“IMS”) will facilitate wireless/wireline integration.  This technology will make it possible for a single handset to receive VoIP calls at home via WiFi and VoIP calls away from home via a GSM cellular network.  SBC Labs also has developed software for laptops and PDAs that integrates Cingular’s GPRS/EDGE (and soon UMTS) cellular data services with SBC’s Freedomlink WiFi service.  The next release of this software will facilitate seamless roaming between SBC’s Freedomlink service and the Cingular cellular data services without the end user having to log back into either the Freedomlink

(98) Rice Decl. ¶ 27.

service or the Cingular cellular data service when the user crosses between the two networks.  These features will enhance the services AT&T offers its enterprise customers.(99)

C.                                     The Combined Company Will Invest More in Research, Development and Innovation Than Either Company Alone.

The combined company will invest more in research and development than either SBC or AT&T would have on its own.  The reasons for this are quite straightforward.  By combining the complementary businesses of SBC and AT&T, the merger will create a single entity that focuses on providing the full range of telecommunications and information services across all customer classes and over the full range of networks.(100)  Because technical innovations are generally applicable to a broad range of services, the incentive to invest in research and development is greatest when the resulting innovation can be offered across multiple services and to the broadest range of customers, allowing the innovator the maximum opportunity to earn the full benefits of the innovation.  And even where an innovation has a limited market, the chance that innovation will yield returns is increased when the range of potential markets is expanded.(101)  Thus, as Professor Carlton and Dr. Sider point out, the merger will “enable[] the firm to deploy innovations more rapidly to a broader base of customers”; “increase[] the incentive . . . to

(99) Rice Decl. ¶ 28.

(100) Kohan Decl. ¶ 34; Horton Decl. ¶ 13.

(101) Rice Decl. ¶ 19; Eslambolchi Decl. ¶ 16.

invest in network features that reduce cost and increase productivity, by enabling the benefits of such improvements to be realized over a wider network”; and creates “the incentive and ability to market” AT&T’s current and future innovative services “to a wider customer base, including smaller businesses and consumers.”(102)

Today, AT&T focuses its service offerings primarily on enterprise customers and its innovations are accordingly not aimed at other customer groups.  And while SBC strives to serve a variety of customers, SBC is primarily confined to only a portion of the country and is not focused on the largest business customers, reducing the scope over which it can realize the benefits of innovation – and its research and development efforts tend to focus primarily on its core customers, products, and services.  Once the transaction is completed, the combined company will be able to realize the benefits of innovation across the entire country and across all customer groups.  The broader scope of the combined entity will increase the likelihood that research and development will earn an adequate return in one or more segments of the industry, reducing the risk of investment.(103)

Further, as a direct result of this transaction, the benefits of developing advanced capabilities will be spread across a broader network and customer base, reducing the unit costs of research and development investment and increasing the effective returns derived from the prompt and full development of advanced capabilities.  As costs decrease, implementation of advanced network capabilities and services becomes more efficient,

(102) Carlton & Sider Decl. ¶¶ 35-36.

(103) Rice Decl. ¶ 9.

and the combined entity can realize returns on an accelerated basis that in turn provide it with an incentive to execute those plans more expeditiously.(104)

SBC’s greater financial strength, local network technical expertise and personnel, and the resulting economies of scale in procurement and deployment can be expected to lower the cost, increase the returns, and increase the efficiency – and thus the pace and breadth – of innovation, including deployment of advanced networks and services.  The combined entity’s ability to invest in and deploy innovations also will be strengthened by a substantially lower cost of capital than AT&T would have in the absence of the transaction.  Standard & Poor’s currently assigns AT&T a long term investment rating of BB+.  This below-investment grade rating imposes upon AT&T a much higher cost of capital than the considerably higher, investment grade rating than the combined entity is anticipated to be assigned.  The combined company’s increased scale also affords it considerably increased latitude to raise capital while maintaining any particular debt rating.(105)

D.                                    Increased Research, Development, and Innovation Should Lead to a Unified IP-Based Network, Whose Capabilities Will Benefit All Customers.

While AT&T’s and SBC’s respective networks meet current needs efficiently, both networks will be transformed over periods of years into unified IP-based networks, whose numerous advanced capabilities will benefit customers.  Through the merger, SBC

(104) Rice Decl. ¶ 19; Horton Decl. ¶ 15.

(105) Eslambolchi Decl. ¶ 17; Horton Decl. ¶ 15.

will bring to the combined entity the scale, greater financial strength, and network capabilities to ensure that the combined entity will have an increased incentive and ability to develop advanced network capabilities and related services faster than AT&T would do on its own.  SBC has a demonstrated commitment to deploying capital and personnel to ensure that such opportunities are fully realized.  SBC’s multi-billion dollar initiatives to develop IP-based platforms and networks for the delivery of advanced services to consumers and its massive program of development and deployment of DSL services are only the most recent examples of this commitment and capability.  SBC has indicated that the combined company plans to increase capital spending on advanced network capabilities by approximately $2 billion in the first few years following the completion of the transaction beyond what would have occurred without the merger.(106)

SBC also possesses local network expertise that will further support the accelerated and robust development of advanced services and related network capabilities.  Deploying the innovative networks developed by AT&T requires not only the transformation of the backbone network, but also a comparable transformation of the local network and related systems to a unified, IP-based capability.(107)  SBC’s local network expertise and resources will significantly complement AT&T’s network and system design and development capabilities, resulting in the accelerated and more robust development of advanced services and networks.(108)

(106) Rice Decl. ¶ 19.

(107) Horton Decl. ¶ 14.

(108) Eslambolchi Decl. ¶ 17.

The network transformation that will be accelerated and enhanced as a result of the transaction will serve to put in place the necessary building blocks for providing public benefits associated with the next generation of advanced, IP-based broadband services.  By exploiting both SBC’s and AT&T’s strengths to the greatest practical extent, the transaction will enable consumers to realize the benefits of a unified, advanced telecommunications network capable of delivering the full range of voice, data, and video services to an ever-expanding array of personal and business devices.  Once telecommunications service providers can surmount the difficulties created by the multitude of legacy software and hardware systems, the artificial divisions of applications and systems, and the limitations of traditional switched-based networks, they can provide consumers of all types with the ability to choose, provision, change, and maintain their services with an almost unimaginably greater degree of speed, efficiency, and efficacy. The resulting ability to offer “services over IP” will permit customers to quickly access the full capabilities of an integrated, intelligent network that is capable of providing a vast array of voice, data, and video services that include interactive capabilities.(109)

The enhancement of the network’s capabilities is an important component of this broader, advanced services strategy and will provide important public benefits.  Already, increased deployment of VoIP services in the business environment allows customers to have the benefits of a converged data and voice network.  VoIP allows a sharing of network and access facilities for multiple services, eliminating the operating costs and inefficiencies associated with separate networks and allowing bandwidth to be efficiently

(109) Eslambolchi Decl. ¶ 19; Horton Decl. ¶ 14.

shared.(110)  Further development of VoIP to produce a single, unified environment for voice and data services will serve as the basis for more widespread and efficient deployment of high bandwidth services such as advanced video teleconferencing; customer relationship management applications integrated with voice services; and unified voice mail and e-mail messaging.(111)  VoIP and other IP services like video conferencing are important elements in enabling remote workers to be productive regardless of physical location.  These services will produce important public policy benefits including enabling more flexible work environments, allowing workers to be productive regardless of physical locations, and reducing the need to commute to distant offices.  It also allows U.S.-based companies to do business overseas more effectively, with their global workers integrated into critical business and communications systems.(112)

As part of this network transformation and related innovations, the complementary aspects of the merger should lead to the following, more specific benefits.

1.                                       Broadband Platform and Services.

Many AT&T solutions rely on the end-users having broadband access.  Given SBC’s extensive DSL footprint, AT&T can bring its considerable technological resources to support the efforts of SBC Labs and to enable those customers to gain many more

(110) Eslambolchi Decl. ¶ 20.

(111) Horton Decl. ¶ 14.

(112) Eslambolchi Decl. ¶ 20.

robust services, as well as greater quality of services through AT&T’s MPLS and QoS capabilities.  Because the merged company will be able to direct Internet traffic and dynamically allocate bandwidth, customers can expect to receive enhanced broadband services.  In fact, the combined company’s experience in broadband, wireless and wireline uniquely positions the new company to drive the convergence of these various platforms to the benefit of all customers.(113)

2.                                       RFID (Radio Frequency ID).

AT&T has been partnering with some of the nation’s leading retailers to develop a scalable standards-based implementation of an RFID solution.  Providing a network-based RFID solution will accelerate the standardization of technologies and operations across suppliers and retailers.  Ultimately, RFID could significantly increase the capabilities of US manufacturers and retailers to respond to changes in supply and demand more rapidly.  Customers would benefit from greater product availability, lower costs, and products more tailored to their needs.(114)

3.                                       Intelligent Optical Network.

AT&T’s initiative to develop a nationwide intelligent optical network is designed to increase the speed of data transmission between major U.S. cities, and enhanced intelligence built into the network also provides the basis for improvements in the features and services offered to customers.  AT&T is moving to a new, all-optical

(113) Id. ¶ 22.

(114) Id. ¶ 23.

network by doubling and then quadrupling the amount of information that can be sent over optical fiber each year.  Among other advanced capabilities, the new network is designed to carry signals without regeneration over much longer distances, to restore service faster in the event of a failure or disaster, and to shorten dramatically the provisioning time for new high-speed circuits for business customers that have direct access to the network.  Increased intelligence of the network comes from the use of advanced multiplexing technology and intelligent optical switches, which enable quick recovery from failure through use of automatic re-routing and support automatic provisioning.  Rather than waiting months for a high-speed circuit to be provisioned, customers will be able to secure bandwidth on demand through “point and click provisioning.”  Through the combined company’s investments in MPLS data networks and QoS technologies, the global AT&T IP network will continue to enhance the combined company’s ability to deliver IP traffic efficiently and effectively.  These and other AT&T initiatives will enable customers of both companies to build a greater part of their business on an integrated basis – with linkages between suppliers, distributors, manufactures and customers, thereby reducing costs and taking advantage of a secure global IP environment.(115)

4.                                       Integrated, Online Processes.

Related innovations designed to streamline and automate operations are focused on developing an integrated, on-line system to support multiple services, enabling

(115) Id. ¶ 24; Rice Decl. ¶¶ 20-22.

customers to manage their communications needs on-line – from “quote to cash.”  Ordering, provisioning, billing, continued maintenance, and revision of service requirements will all be executed with greater speed, enhanced flexibility, and lower costs by customers of all types.(116)

E.                                      The Network Integration That Will Result from the Merger Will Benefit Customers.

The combined IP network described above will distribute traffic more efficiently by making use of the excess capacity and facilities of the new networks and by reducing the number of hand-off, or peering, points and improving service quality.  Improved use of the existing facilities of both companies thus will save the cost of augmenting many existing facilities while simultaneously allowing the combined company to re-deploy otherwise redundant network equipment and facilities.  Unifying the two networks also will make more efficient use of capital, and permit the accelerated retirement of earlier-generation network facilities, thereby saving the recurring costs of maintaining and operating those facilities.(117)  In addition, the unified IP network will permit the faster deployment of VoIP and other advanced services.

1.                                       Network Integration Will Result in Increased Efficiency and Reduced Costs.

Network integration will increase the efficiency of traffic handling and routing and thus assure a high quality of service.  Previously, traffic flowing between the

(116) Eslambolchi Decl. ¶ 25.

(117) Rice Decl. ¶¶ 6-7.

independent SBC and AT&T IP networks was exchanged through a limited number of hand-off, or “peering” points.  This arrangement often subjected such traffic to convoluted, inefficient routes.  These problems will be avoided on a unified network where traffic flows from source to destination “on-net” and without inter-network hand-offs.  The efficiency increase of avoiding traffic hand-offs at fixed peering points will be up to 25 or even 50% over current inter-network traffic handling.(118)  Equally significant will be the cost savings of using AT&T’s IP network in place of the fee-based transiting and backbone access arrangements SBC currently has with third parties.  Repatriating off-net traffic onto an integrated network will also decrease off-net mileage charges paid to other networks.(119)  In-region, the density of the SBC network will reduce mileage charges for the combined company, and therefore reduce access costs for customers.  Similarly, out of region, the density of the AT&T network will reduce mileage charges for the combined company, and therefore reduce access costs for customers.(120)

Network integration will result in a substantial decrease in spending planned for boosting IP network capacity to handle anticipated growth due to increased adoption of IP-based services. The flexibility and capacity realized by the addition of AT&T’s IP network will allow greater routing flexibility and load balancing as additional traffic can be absorbed onto the AT&T network.  This allows SBC to avoid investments it would otherwise have to make to increase capacity organically.(121)

(118) Id. ¶ 8.

(119) Id. ¶ 14.

(120) Id. ¶ 14.

(121) Id. ¶¶ 8, 18.

2.                                       Network Integration Will Improve Network Performance and the Quality of Services Offered To All Customers.

Network integration not only reduces costs, but also improves network performance.  The improvement translates into a higher level of service quality, which the combined company can offer to its customers.  Service quality improvements are primarily brought about by eliminating traffic hand-offs at peering points.  Each hand-off involves some degree of processing overhead, which processing introduces delay (latency) and introduces risk of packet loss (reliability).  Even where networks are engineered to high standards – for example, moving traffic across an individual network with no more than three internal routing “hops” – traffic that crosses multiple individual networks endures the sum of each of the individual networks’ delays.  Network integration will result in more traffic being carried entirely on the combined company’s network, thus avoiding the latency and reliability issues associated with traversing multiple networks. Network integration, as noted above, will avoid traffic hand-offs at fixed peering points, resulting in an efficiency increase of up to 25 or even 50% over current traffic handling on the SBC network.  Decreased latency, improved reliability, and increased “on-net” routing efficiencies translate not only into providing customers with better levels of service, but being able to guarantee that higher level of service.(122)

The quality improvements brought about by network integration will flow through to customers as obvious and tangible benefits.  IP-based services such as voice, video, and teleconferencing are real-time intensive and thus require minimal latencies to ensure acceptable levels of service quality.  Consequently, customers of such services are

(122) Id. ¶ 8.

demanding that IP network providers guarantee a level of service.  In the present case, the improvements in quality and reliability that will result from network integration will allow the combined company to guarantee its customers a higher quality of service (“QoS”), and thus offer stricter Service Level Agreements (“SLAs”).  SLAs are service warranties, specifying service performance, providing clear rules for measuring that performance, and specifying exactly what the consequences are should the service provider fail to meet the required QoS.  SLAs typically include such performance metrics as: network latency (the time it takes a data packet to travel roundtrip between two points in the network), network uptime (the percentage of a given measure of time, such as a month, that the network will be available without problems), and mean time to restore (how long it will take to remedy a problem).(123)

The improved service quality and reliability, and particularly the reductions in latency and packet loss, are critical to service providers who offer “real time” services.  Thus network integration will make the combined network much better suited, over a much larger area, and over many more customers for such twenty-first century services as voice over IP (“VoIP”), video, video conferencing, and collaboration.(124)

3.                                       Network Integration Will Result in a More Rapid and Cost-Effective Deployment of VoIP.

Integration of the SBC and AT&T networks will result in deployment of VoIP services, both in and out of SBC’s region, in a more rapid and cost-effective manner.

(123) Id. ¶¶ 9-10.

(124) Id. ¶ 12.

SBC intends to continue the AT&T CallVantage service, which will benefit from the merged firm’s greater financial and marketing resources.(125)

4.                                       Network Integration Will Result in a More Rapid Deployment of Advanced IP Services.

The integration of the networks also will result in a broader and more rapid deployment of services using IP networks.  The combined firm will have a broader reach of MPLS than either firm provides on its own, facilitating carriage of Layer 2 and Layer 3 traffic on the same backbone, with increased scale driving costs down.  SBC is presently deploying additional fiber optic facilities deeper into its local networks to enable delivery of IP-based voice and ultra-high speed data and video services.  However, SBC lacks the extensive backbone network necessary to efficiently interconnect all of its content sources and subscribers.  AT&T, on the other hand, has the backbone capabilities but lacks broad local access facilities.  The combined assets will create a seamless, high quality and cost-effective end-to-end IP network for next-generation applications.(126)

F.                                      The Merger Will Result in Substantial Cost Savings.

The merger of SBC and AT&T will result in substantial savings in both the fixed and variable costs of operations, which will benefit customers by making the combined company a more effective competitor and supporting the combined company’s increased

(125) Kahan Decl. ¶ 33.

(126) Id. ¶ 35.

research, development, and innovation.  Anticipated savings are over and above benefits expected from each company’s on-going productivity initiatives in the absence of a transaction.  Improved efficiencies and cost savings will be derived from areas such as: elimination of duplicate facilities; elimination of overlapping staff and related administrative expenses; consolidation of billing and operating support systems; greater utilization of network assets by combining the companies’ traffic streams (especially as applications increasingly become IP); greater scalability from business process improvements (including mechanization functions and higher flow-through rates); improved pricing from equipment and service providers; greater scalability from standardization and automation of IT systems and elimination of duplicative IT development projects; and reduction of off-net third party network expenses.  The synergies are anticipated to commence immediately and provide a run rate of $2 billion annually by 2008.  SBC estimates that the net present value of these synergies, net of costs to achieve them, is approximately $15 billion.(127)

VIII.                         THE MERGER WILL NOT REDUCE COMPETITION FOR MASS MARKET CUSTOMERS

The Applicants have described in great detail the significant public interest benefits that will result from this merger, and now they will demonstrate that these

(127) Id.  37.  The sources of and amounts of these synergies are described more fully in materials presented at the Special Analyst meeting by SBC and AT&T on February 1, 2005.  Meeting transcripts available at http://www.sec.gov/Archives/edgar/data/5907/

000104746905002185/0001047469-05-002185-index.htm, and meeting slides available at http://www.sec.gov/Archives/edgar/data/5907/000095012305001014/y05276d8defa14a.htm.

benefits will not be accompanied by any reduction in competition.  With respect to mass market services, this proceeding raises a single, straightforward question: whether the removal of AT&T as a service provider to mass market customers as a result of this transaction will lessen competition in the provision of mass market services.  The answer to this question is clear: the merger not only will not – but cannot – have such an anticompetitive effect because AT&T made a unilateral, irreversible decision prior to the merger to stop actively marketing mass market services.(128)  Constraints on SBC’s mass market prices come, and will continue to come, from existing and emerging active participants other than AT&T whose competitive activities are unaffected by the merger, as well as by continuing regulatory constraints and oversight.(129)  Accordingly, this proceeding does not need to delve into the issues concerning regulatory treatment and definitional issues surrounding the rapidly changing technologies for consumer services that are the subject of other Commission proceedings. The merger simply will not harm mass market competition, regardless of market boundaries, legacy market shares, or views about how mass market competition will evolve.(130)

Even if the Commission were to undertake a more granular competitive analysis, that inquiry would likewise demonstrate that the merger will not harm competition.  The Commission has already ruled that all the local markets in SBC’s states are irreversibly

(128) Polumbo Decl. ¶ 2, 9; Horton Decl. ¶¶ 2, 7.  MCI announced a similar decision to end marketing services to mass market customers in 2004.  See Christopher Stern, MCI Hires Advisers for Likely Sale Bid; Legal Banking Firms Retained, WASH.POST, Sept. 21, 2004, at E01 (“In July, AT&T announced that it would no longer compete for new residential customers and would instead focus on its business customer base.  MCI has quietly taken similar steps and is no longer competing in the residential business.”).

(129) Carlton & Sider Decl. ¶ 52.

(130) Id. ¶ 107; Schwartz Decl. ¶ 38.

open to competition.(131)  In this regard, SBC today increasingly competes with facilities-based competitors. This competitive activity is only expected to increase in the near term as cable and other competitors carry out their publicly announced expansion plans in response to VoIP and other technological innovations that enhanced their ability to provide competitive alternatives.(132)

(131) See, e.g., In re Application by SBC Communications Inc., Pacific Bell Telephone Company, and Southwestern Bell Communications Services Inc., for Authorization to Provide In-Region, Interlata Services in California, Memorandum Opinion and Order, 17 FCC Rcd. 25650 ¶ 1 (2002) (“We grant Pacific Bell’s application in this Order based on our conclusion that Pacific Bell has taken the statutorily required steps to open its local exchange markets in California to Competition”), ¶ 12 (“We conclude, as did the California Commission, that Pacific Bell satisfies the requirements of Track A in California”.), ¶ 20 (“we find that Pacific Bell’s UNE rates in California are just, reasonable, and nondiscriminatory, and satisfy checklist item two”), ¶ 145 (“Based on the record before us, we conclude that Pacific Bell has demonstrated that it will comply with the requirements of section 272.”), ¶ 148 (“We conclude that approval of this application is consistent with the public interest. From our extensive review of the competitive checklist, which embodies the critical elements of market entry under the Act, we find that barriers to competitive entry in California’s local exchange market have been removed, and that the local exchange market is open to competition.”).

(132) See Stephen Lawson, Comcast Moves Into Phone Service, NETWORK WORLD FUSION (Jan. 11, 2005) available at http://www.nwfusion.com/news/2005/0111comcamoves. html. (“Cable operator Comcast plans roll out a VoIP service reaching 15 million homes by year-end, and offering unlimited local and domestic long-distance call for $39.95 a month. . . . Comcast is the last of the major cable complaints to lay out details of its VoIP plans . . . .”); Forbes/Wolfe Nanotech Report, Comcast VoIP Rollout Seen as Inexpensive (May 26, 2004) available at http://www.forbes.com (“Comcast has said it would begin the rollout of telephone service in 2005 and expects that 95% of its network will be able to accommodate the telephone calls by the end of that year.”); Peter Grant, Comcast Plans Major Rollout of Phone Service Over Cable, WALL ST. J., Jan. 10, 2005, at B1 (“Comcast Corp., the nation’s largest cable-TV operator, is set to announce today an ambitious push into the phone business, a major escalation in the telecom wars that promises to pose one of the biggest challenges ever to the U.S.’s phone giants.”); Bernstein Research, “Cable and Telecom: VoIP Will Reshape Competitive Landscape in 2005,” at 1, Dec. 17, 2004 (“Over the past few months, virtually every cable MSO has accelerated its plans for VoIP. . . . VoIP was virtually nonexistent six months ago.  By the end of 2006, it will be offered almost ubiquitously by cable operators, according to our forecasts.”).  See also In re Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eleventh Annual Report, ¶¶ 50-51, FCC 05-13 (rel. Feb. 4, 2005); Analysis: Cox Adopts VoIP at the Core (June 19, 2003) available at http://www.americasnetwork.com; Ken Auderberg, Looming Storm, COMMUNICATION NEWS (Jan. 1, 2004) (“MCI and Sprint will assist Time Warner Cable in the provisioning of phone service to customers, termination of voice IP traffic to the PSTN”).

The same conclusion follows for long distance services.  The Commission has held repeatedly that the existence of multiple facilities-based long distance networks with substantial excess capacity ensures competitive market outcomes.(133)  The Commission so held in 1995 when it declared AT&T nondominant, notwithstanding AT&T’s over 50% share and the existence of only three substantial facilities-based competitors.(134)  Today, of course, the market is much more fragmented with the emergence of many new nationwide networks and the presence of others who obtain wholesale services at competitive rates and use them to offer long distance to retail subscribers.  As SBC is almost exclusively a reseller of interLATA long distance services, the merger will do nothing to concentrate or reduce capacity in this fiercely competitive wholesale business, which supports literally hundreds of retail competitors that, unlike AT&T, continue actively to compete for mass market long distance customers.(135)  Nor will the merger have any effect on the increasing competitive pressures on wireline long distance providers from wireless calling plans and other non-wireline alternatives that already account for nearly as many long distance minutes as wireline plans.(136)

(133) See In re Unbundled Access to Network Elements, Order on Remand, WC Dkt No. 04-313, CC Dkt No. 01-338, ¶ 36 n.107 (Feb. 4, 2005) (“TR Remand Order”) (citing holdings), available at 2005 WL 289015.

(134) See AT&T Non-Dominance Order, 11 FCC Rcd. at 3294-95, 3303-05 ¶¶ 40, 58-62.

(135) See Carlton & Sider Decl. ¶ 100.

(136) In re Applications of Nextel Communications, Inc. and Sprint Corporation, Application for Transfer of Control, WT Dkt 05-63, at 31 (Feb. 8, 2005) available at http://www.fcc.gov/transaction/sprint-nextel.html.  See, e.g., Ninth Annual Report and Analysis of Competitive Market Conditions With Respect to Commercial Mobile Services, 19 FCC Rcd. 20597, 20649 ¶ 126 (2004). (“Competitive forces combined with increased capacity have induced companies to offer calling plans with large buckets of relatively inexpensive minutes, free enhanced services such as voicemail and caller ID, and wireless data and mobile Internet offerings”).  See also Polumbo Decl. ¶ 10.

In short, there is no plausible claim that the proposed combination of SBC and AT&T will reduce mass market competition or harm consumers or the public interest, regardless of whether the Commission’s analysis of the transaction focuses directly on AT&T’s pre-merger decision to cease marketing consumer services or on broader competitive assessments under traditional or newly reconfigured market definitions.

A.                                   The Merger Cannot Lessen Competition in Any Relevant Market, Because AT&T Made a Unilateral Pre-Merger Decision To Cease Actively Competing for Mass Market Customers.

It is well settled that “precise definition[s] of the relevant market[s]” and detailed analysis of the participants in those markets “is not necessary where the Commission can accurately assess the competitive impact of the merger without such a detailed analysis.”(137) That is particularly true where, as here, a merger party’s “present market share [is] an inaccurate reflection of its future competitive strength,”(138) and a traditional analysis of market definitions and static market shares aimed at identifying potential anticompetitive effects of market “concentration” therefore simply cannot measure the true impact of the merger on competition.(139)

(137) In re Time Warner and America Online, Memorandum Opinion and Order, 16 FCC Rcd. 6547, 6613 ¶ 152 (2001) (“Time/Warner/AOL”).  See also In re Alascom Inc., AT&T Corp. and Pacific Telecom, Inc., Order and Authorization, 11 FCC Rcd. 732, 735 ¶ 3 (1995); SBC/Ameritech, 14 FCC Rcd. at 14757 ¶ 93.

(138) FTC v. Nat’l Tea Co., 603 F.2d 694, 700 (8th Cir. 1979).

(139) See S. Philip Areeda & Herbert Hovenkamp, ANTITRUST LAW ¶ 531a (2d ed. 2002) (“Finding the relevant market and its structure is not a goal in itself, but a surrogate for market power.”).  Indeed, as leading antitrust scholars have observed, it has been “many years since anyone knowledgeable about antitrust policy thought that concentration by itself imported a diminution in competition.”  Capital Cities/ABC, Inc. v. FCC, 29 F.3d 309, 315 (7th Cir. 1994) (Posner C.J.); accord United States v. Syufy Enters., 903 F.2d 659, 665-66 (9th Cir. 1990) (Kozinski, J.) (“In evaluating monopoly power, it is not market share that counts, but the ability to maintain market share.”); Ball Mem’l Hosp., Inc. v. Mut. Mem’l Hosp. Ins., Inc., 784 F.2d 1325, 1336 (7th Cir. 1986) (Easterbrook, J.).  (“Market share is just a way of estimating market power, which is the ultimate consideration . . . .  Market share reflects current sales, but today’s sales do not always indicate power over sales and price tomorrow.”) (internal citation omitted); Accordingly, where, as here, “there are better ways to estimate market power, the [Commission] should use them.”  Ball Mem’l Hosp., 784 F.2d at 1336.  See also United States v. Gen. Dynamics Corp., 415 U.S. 486, 503-04 (1974).

Those principles are dispositive here.  Prior to, and for clearly articulated reasons unrelated to, this merger, AT&T unilaterally ceased any efforts to market services actively to the mass market.(14)0  As described below and in the declaration of John Polumbo, AT&T has undertaken significant steps to implement this decision, such that it is clear that AT&T has stopped actively competing for mass market customers.(141)  In the absence of the proposed merger, AT&T would not actively be engaged in head-to-head, price-constraining competition with SBC and other active mass market competitors.  AT&T’s decision to stop competing for mass market customers is a direct result of significant technological, market, and regulatory changes.  As a result, AT&T will no longer be an active competitor in that business.(142)  And, as the Commission and the antitrust courts have universally recognized, where a market participant is no longer an active participant in ongoing price competition and remains in the relevant markets only by virtue of its declining legacy customer base, its acquisition by one of the remaining active market participants does not lessen competition or otherwise harm the public interest.(143)

(140) Polumbo Decl. ¶¶ 2, 9; Horton Decl. ¶¶ 2,7.

(141) Polumbo Decl. ¶ ¶ 2, 15, 17-18, 20-31.

(142) Polumbo Decl. ¶¶ 2, 9; Horton Decl. ¶¶ 2,7.

(143) See, e.g., In re AT&T Corp., British Telecomm., PLC, VLT Co., LLC, Violet License Co. LLC, and TNV [Bahamas] Limited Applications, 14 FCC Rcd. 19140, 19160 ¶ 45 (1999) (where parties “do not provide ‘head to head competition,” their combination will not have a significant anticompetitive effect, because it “would not result in the loss of a significant competitor”) (“AT&T/BT Joint Venture Order”); United States v. Gen. Dynamics Corp., 415 U.S. 486, 503-04 (1974) (finding merger of two large coal producers that would have markedly increased concentration could not “substantially lessen competition” where the acquired company could only be expected to be a “weak[] . . . competitor” going forward).

The relevant facts have been widely reported.  Over the past few years, AT&T has seen the future prospects for the two halves of its business moving in starkly different directions.  Its consumer long distance operations (serving residential and small business customers) have been under severe attack from all quarters.  Many powerful competitors, including VoIP providers, cable companies, wireless carriers and RBOCs with new section 271 authority, have been vigorously competing for long distance minutes.(144)  Wireline competition, as well as increased use of the Internet and email in lieu of long distance calling, have rapidly eroded AT&T’s retail minutes of use, revenues per customer and margins, and AT&T has been losing millions of mass market customers every quarter.(145)  By contrast, AT&T has maintained its significant strengths, including its state-of-the-art networks, technological leadership, and global reach, in serving enterprise, government and wholesale long distance customers.(146)  Given these radically different prospects, AT&T determined that it would remain active in the retail mass market only if it could at least provide packages of basic local and long distance mass market services.(147)

(144) Polumbo Decl. ¶¶ 4, 10; Horton Decl. ¶ 5.

(145) Polumbo Decl. ¶¶ 4-5; Horton Decl. ¶ 5.

(146) Horton Decl. ¶ 8.

(147) Polumbo Decl. ¶ 6.

In March 2004, however, the D.C. Circuit severely criticized and vacated the Commission rule that allowed the continued availability of UNE-P.(148)  When the United States and the Commission decided not to seek review of that decision in the United States Supreme Court, it was clear to AT&T that UNE-P was dead.(149)  It was also clear that UNE-P would be phased out more quickly than AT&T had previously assumed.(15)0

Accordingly, AT&T made a carefully considered unilateral decision to cease actively marketing traditional local and long distance services to residential and small business customers.  The company decided to allow its mass market customer base to migrate to other active market participants through churn, and it redirected its capital resources and focus almost entirely to its  “enterprise” business.(151)  Indeed, AT&T has repeatedly increased a number of the prices charged to its current base of mass market customers.(152)

In furtherance of its decision, AT&T immediately began to take steps to reduce and eventually eliminate an active price constraining role in the provision of services to residential and small business customers.  First, AT&T immediately ceased almost all marketing of its traditional mass market services.  It stopped advertising, shut down its

(148) USTA v. FCC, 359 F.3d 554 (D.C. Cir. 2004).

(149) Polumbo Decl. ¶ 7; Horton Decl. ¶ 7.

(150) Polumbo Decl. ¶ 7.  In this regard, the Horizontal Merger Guidelines expressly recognize that legacy market shares cannot be used in industries undergoing substantial technological change and where existing participants may not have the assets to compete going forward.  See Horizontal Merger Guidelines § 1.521 (“[R]ecent or ongoing changes in the market may indicate that current market shares of a particular firm either understate or overstate the firm’s future competitive significance.”).

(151) Polumbo Decl. ¶ 9.

(152) Id. ¶¶ 31-34.

telemarketing activities, and drastically reduced its direct mail activities, limiting those mailings largely to notices required by law.  AT&T simply made the unilateral and economically-based decision to stop trying to compete for new mass market customers and refocused its significantly downsized consumer operations to provide customer care and support service to its remaining customers during the period before they migrated to other providers.(153)

At the same time, AT&T began to take steps to shore up the profitability of its consumer business during this transition period.  As UNE prices continued to increase(154) and higher volume customers more quickly migrated to other providers, AT&T began to raise its mass market prices selectively, to inform customers that it will be terminating costly airline mileage and other “affinity” programs,(155) and to cease efforts to match competitive offerings and price reductions of the many remaining active mass market participants.(156)  Although AT&T’s prices prior to the 2004 decision were often below those of other competitors, AT&T no longer seeks to ensure that that is true.  In September, October, and November of 2004, AT&T raised many of its retail rates for local service in almost every state in the country.(157)  And over the last few months,

(153) Id. ¶¶ 14, 17-18.

(154) Even before issuance of the TR Remand Order, several states in SBC’s region, including California, Michigan, and Wisconsin, raised the wholesale lease price for UNE-P significantly.  Carlton & Sider Decl. ¶ 49; SBC Wins One Rate Increase in Three States, TELECOMMUNICATIONS REPORTS (Nov. 1, 2004) available at 2004 WL 69683681.

(155) See AT&T Notification: As of January 31, 2005 the AT&T/SkyMiles Program will be discontinued, available at http://www.consumer.att.com/deltanotification/.

(156) See Polumbo Decl. ¶ 31; see also Carlton & Sider Decl. ¶ 12.

(157) Polumbo Decl. ¶ 32.

AT&T raised the monthly recurring charge on many of its interstate pricing plans.(158)  Professor Carlton and Dr. Sider point out that, given its large base and continued focus on mass market customers, SBC would not have similar incentives to raise prices.(159)

Indeed, AT&T has already taken so many actions to dismantle its mass market operations, including headcount reductions and the retirement of numerous support systems and infrastructure, that its decision no longer to compete actively for mass market customers is effectively irreversible.  As noted above, after deciding to cease active marketing, AT&T scaled back its operations to include only those functions necessary to maintain high quality customer support, albeit on a rapidly diminishing scale, and related functions to its dwindling base of existing customers.  AT&T thus undertook a substantial headcount reduction in its consumer operations, particularly in the areas of marketing and sales.(16)0

AT&T has also retired much of the infrastructure that supported these activities.  AT&T has eliminated all outbound telemarketing (“OTM”) consumer sales and ordering capabilities – including sales script support and ordering platforms, customer call list management applications, Integrated Voice Response (“IVR”) applications, outbound dialing applications, and outbound sales tracking and reporting applications.  In addition, all hardware (servers, PCs, dialers, IVR, etc.), network resources (800 numbers, T1s, switches, etc.), and licenses associated with these applications were eliminated.  Today, AT&T’s mass market division does not have the technical infrastructure to support a

(158) Id. ¶ 33.

(159) Carlton & Sider Decl. ¶ 54.

(160) Polumbo Decl. ¶¶ 14-15, 19-30.

major outbound telemarketing sales campaign.(161)  And AT&T is in the process of retiring the now unused technical infrastructure that allowed AT&T’s mass market division to produce automated marketing campaigns.

AT&T has likewise reduced its customer service support infrastructure, as its call volumes decrease.  AT&T’s IVR infrastructure for customer service has been cut significantly.(162)  AT&T has eliminated many PCs, servers, network resources, and 800 numbers that supported customer service representatives, as those organizations have been downsized.(163)  Thus, even if AT&T wanted to change direction and become an active mass market participant – and it will not because the marketplace and regulatory changes that led to AT&T’s decision will not change – it could not market and acquire new mass market customers unless it made a substantial investment to build a new information technology infrastructure.(164)

These actions have had the predictable effect as customers continue to switch to active mass market participants.(165)  For example, when AT&T decided to cease actively competing for mass market customers in June 2004, AT&T had about 4.7 million local residential customers.  Half a million of those customers have already migrated to other providers in just six months, and additional reductions are likely.(166)

(161) Id. ¶ 24.

(162) Id. ¶ 28.

(163) Id. ¶ 29.

(164) Id. ¶ 30.

(165) Id. ¶ 35.

(166) Id. ¶ 36.

The story is even more dramatic for AT&T’s stand-alone long-distance mass market customer base.  As recently as the first quarter of 2003, AT&T had 38.4 million stand-alone long-distance customers.  By the end of 2003, that number had fallen to 30.3 million, and by the end of 2004 it had declined again to about 20 million – a loss of almost half of the customer base in just two years.(167)  Analysts universally expect such sharp declines to continue even in the absence of further rate increases and increasing competitive activity from active market participants.(168)

Given these facts, there is no way in which the proposed merger can be said to “lessen” competition in any relevant consumer market.  AT&T does not compete with SBC (or anyone else) for mass market customers.  Indeed, the only AT&T mass market service that continues to be marketed in any way to new customers in SBC’s service areas is the AT&T CallVantage VoIP service that AT&T launched in early 2004.(169)  But the AT&T CallVantage service is marketed largely through “brick and mortar” retail outlets.(170)  In addition, it is just one of numerous mass market VoIP offerings with similar capabilities.(171)

(167) Id. ¶ 37.

(168) Carlton & Sider Decl. ¶ 47.

(169) Id. ¶¶ 42, 55; Polumbo Decl. ¶ 13.

(170) Polumbo Decl. ¶ 13.

(171) See, e.g., Bell Atlantic-NYNEX Merger Order, 12 FCC Rcd. at 20022 ¶ 65.  (“If one of the merging parties has the same capabilities and incentives as a large number of other competitors, then the loss of that one participant may be unlikely to remove such individual discipline from the market”); Press Release, Vonage, Vonage Crosses 400,000 Line Mark (Jan. 5, 2005) available at http://www.vonage.com/media/pdf/pf_01_05_05.pdf.  Other VoIP providers that remain heavily focused on mass market consumer services have significant numbers of customers.  See id. (stating that Vonage now has more than 400,000 VoIP customers).  There are “more than 400 smaller VoIP outfits chasing Vonage.” Press Release, Vonage, Om Malik, Vonage’s Smooth Operator (Feb. 8, 2005) available at http://www.vonage.com/corporate/press_news.php? PR=2005_02_08_0.

In sum, as a result of its decision to stop actively marketing services to mass market customers, AT&T will no longer be a significant competitor in the mass market(172) and therefore is not taking any action that should have an impact on the future pricing decisions of SBC or any other active mass market participants.  That marketplace reality forecloses any concern that SBC’s acquisition of AT&T’s remaining wireline mass market business will have any significant anticompetitive effects.(173)

B.                                     A More Granular Analysis Confirms That the Proposed Merger Cannot Lessen Mass Market Competition.

Even if the Commission were to undertake a more granular competition analysis, it is clear that the merger could not lessen competition in any conceivable relevant market, including the “local exchange and exchange access services” and “domestic long distance services” markets that the Commission has analyzed in prior mergers.(174)

(172) Carlton & Sider Decl. ¶ 52.

(173) See, e.g., Domestic 214 Streamlining Order, 17 FCC Rcd. 5517 ¶ 26 n.55 (2002) (where merger can result in market performance no worse than [if] the merger [is] blocked,” it cannot be said to lessen competition in any relevant market).  National Tea Co., 603 F.2d 694 (8th Cir. 1979), is particularly instructive.  As the court of appeals explained in upholding a district court’s refusal to enjoin the acquisition of a competitor that was “probabl[y]” going to exit, the acquired party “had experienced such serious marketing problems . . . that it was leaving the area, [that] its present market share was an inaccurate reflection of its future competitive strength.”  Id. at 698, 700.  And because “the acquired company was an insignificant factor as a competitor” the merger could “not have an anticompetitive impact on the market.”  Id.; see also Lektro-Vend Corp. v. Vendo Co., 660 F.2d 255, 275-76 (7th Cir. 1982) (rejecting challenge to a merger, that the reasoning acquired company’s “deteriorating market position prior to the acquisition” demonstrated that “its potential effectively to compete in the future was weak[]” and thus the merger would not have “anticompetitive effects”); United States v. Int’l Harvester Co., 564 F.2d 769, 773-74 (7th Cir. 1977) (finding that where the acquired company was a weak competitor, the acquisition would result in “no substantial lessening of competition”).

(174) See, e.g., SBC/Ameritech, 14 FCC Rcd. at 14746 ¶ 68; In re Application of WorldCom, Inc. and MCI Communications Corp. for Transfer of Control of MCI Communications Corp. to WorldCom, Inc., Memorandum Opinion and Order, 13 FCC Rcd. 18025, 18040  24 (1998) (“MCI/WorldCom”); In re Applications of Teleport Communications Group Inc., and AT&T Corp., Memorandum Opinion and Order, 13 FCC Rcd. 15236, 15247 ¶ 20 (1998).

1.                                       Local Exchange and Exchange Access Services Provided to Mass Market Customers.

The Commission has already determined that SBC, the incumbent provider of local exchange and exchange access services in its service areas, has irreversibly opened its local markets to competition in compliance with section 271 of the 1996 Act.(175)  SBC

(175) See In re SBC Communications Inc., Southwestern Bell Telephone Co., and Southwestern Bell Communications Servs., Inc. Memorandum Opinion and Order, 16 FCC Rcd. 20719, 20720, 20725, 20789 ¶¶ 1, 13-14, 140 (2001) (concluding that SBC had “taken the statutorily-required steps . . . to open its local exchange markets in Arkansas and Missouri to competition”); In re Application by SBC Communications Inc., Pacific Bell Telephone Company, and Southwestern Bell Communications Services Inc., Memorandum Opinion and Order, 17 FCC Rcd. 25650, 25651-52, 25748 ¶¶ 1, 3, 181 (2002) (commending SBC’s “extensive efforts” to “open its local exchange markets to competition”); In re Joint Application by SBC Communications Inc., Illinois Bell Telephone Co., Indiana Bell Telephone Co. Inc., the Ohio Bell Telephone Co., Wisconsin Bell, Inc., and Southwestern Bell Communications Servs., Inc., Memorandum Opinion and Order, 18 FCC Rcd. 21543, 21544-45 ¶ 1 (2003) (concluding that Ameritech had “taken the statutorily required steps to open its local exchange and exchange access markets in these states to competition”); In re Joint Application by SBC Communications Inc., Southwestern Bell Telephone Company, and Southwestern Bell Communications Services, Inc. d/b/a Southwestern Bell Long Distance, Memorandum Opinion and Order, 16 FCC Rcd. 6237, 6239-41, 6384 ¶¶ 1, 6, 286 (2001) (“SWBT has taken the statutorily required steps to open its local exchange markets to competition in each of these states” and SWBT has “facilitate[d] the development” of local competition.); In re Application by SBC Communications Inc., Michigan Bell Telephone Co., and Southwestern Bell Communications Servs., Inc., Memorandum Opinion and Order, 18 FCC Rcd. 19024, 19025-26, 19127 ¶¶ 1, 3, 190 (2003) (concluding that SBC has “taken the statutorily required steps to open its local exchange markets in Michigan to competition” and “commend[ing]” SBC “for the significant progress it has made in opening its local exchange market”); In re Application by SBC Communications Inc., Nevada Bell Telephone Co., and Southwestern Bell Communications Servs., Inc., Memorandum Opinion and Order, 18 FCC Rcd. 7196, 7197, 7234 ¶¶ 1, 77 (2003) (“Nevada 271 Order”) (concluding that SBC had “taken the statutorily required steps to open its local exchange markets in Nevada to competition”);  In re Application by SBC Communications Inc., Southwestern Bell Telephone Co. and Southwestern Bell communications Servs., Inc d/b/a/ Southwestern Bell Long Distance, Memorandum Opinion and Order, 15 FCC Rcd. 18354, 18356-57, 18365-66, 18368 ¶¶ 1, 21, 437 (2000) (concluding that SWBT had “taken the statutorily required steps to open its local exchange and exchange access markets to competition”).

today competes with cable companies and others that use their own local facilities.  It competes with VoIP providers that ride on cable or ILEC broadband services.  It competes with wireless carriers that provide alternatives to SBC’s second lines, take an increasingly large share of minutes of use, and have customers who are increasingly “cutting the wireline cord” altogether.  And it competes with CLECs that have negotiated commercial arrangements to use SBC’s facilities, or provide service through their own switches by leasing SBC loops.  Of course, SBC’s basic retail local exchange service prices are also regulated by state public utility commissions.(176)  The merger will have no impact on any of these competitive and regulatory constraints on local service pricing.

In all events, the Commission’s TR Remand Order, which prohibits competitive carriers from adding new UNE-P customers and establishes a 12 month transition period for existing UNE-P customers, forecloses any possible argument that AT&T can be considered a significant local competitor to SBC.  AT&T serves mass market local customers in SBC states almost entirely through UNE-P, and although AT&T has, where possible, negotiated commercial agreements to avoid customer disruptions associated with a flashcut termination of UNE-P arrangements,(177) AT&T could not be expected to constrain the prices of SBC or other active competitors with its irreversible decision not to compete actively in the mass market segment following the termination of UNE-P.(178)

(176) See Third Number Portability Order, 13 FCC Rcd. 11701 ¶ 49 (1998) (“state regulation constrains the ability of incumbent LECs to raise their end-user rates”).

(177) Polumbo Decl. ¶ 11.

(178) Carlton & Sider Decl. ¶ 52-53.

Under the Commission’s precedents and sound competition analysis, this is the end of the inquiry.  Where, as here, one of the merging parties is “not a significant competitor” in the market or does “not possess any special retail assets or capabilities that would make it more likely than other carriers to become a major participant in the mass market,” the merger “is not likely to affect adversely competition in this consumer market.”(179)

Moreover, even as non-merger-related events have put an end to AT&T’s competition for residential and small business customers, many others are entering and expanding their competitive activities.  Cable companies are using their ubiquitous networks to offer mass market customers local telephone services in markets throughout SBC’s 13 states.(18)0  The largest cable companies, including Comcast and Cox, have been offering telephone services for some time.   Comcast alone, which offers service in Chicago, San Francisco and other SBC markets, offers telephone services to 9.8 million homes(181) and has 1.2 million customers.(182)  It can no longer be doubted that cable telephony is a sustainable business or that cable operators are formidable competitors.

All of the major cable operators, which together pass approximately 85 percent of U.S. households, have now begun aggressively moving to offer VoIP on a nationwide

(179) MCI/WorldCom, 13 FCC Rcd. at 18099 ¶ 128-9.

(180) Carlton & Sider Decl. ¶¶ 26-29.

(181) Press Release, Comcast, Comcast Report Second Quarter 2004 Results, at 10 (July 28, 2004).  Cox telephony is available to another 5.5 million homes and has 1.1 million subscribers. See News Release, Cox Communications, Cox Communications Announces Second Quarter and Year-to-Date Financial Results for 2004 (July 29, 2004)) available at http://media.corporate-ir.net/media_files/irol/76/76341/presentations/2Q04a.pdf.

(182) Comcast:  Factsheet available at http://www.cmcsk.com/phoenix.zhtml?c=
147565&p=irol-factsheet.

basis.(183)  Cox, Time Warner, and Cablevision already offer VoIP throughout their service areas; Cox has 350,000 VoIP subscribers,(184) and Time Warner has 220,000 VoIP subscribers,(185) and Cablevision has 190,000 VoIP subscribers.(186)  Other major cable operators offer VoIP in at least some of their markets and have announced plans to expand their VoIP services and to offer VoIP throughout their territories by the end of 2006.  Comcast, for example, will offer VoIP in 20 markets by the end of 2005 and throughout its territory by 2006.(187)

Literally scores of other VoIP providers have recently entered the market as well, including Vonage, 8x8, Level 3, Z-Tel (now Trinsic), Covad and many others.(188)

(183) See, e.g., Peter Grant, Here Comes Cable . . . And It Wants A Big Piece of the Residential Phone Market, WALL ST. J., Sept. 13, 2004, at R4 (“A battle royal between cable and telephone companies for the residential phone markets is about to sweep the country.”); Telecom Death Match, Barron’s, June 21, 2004, at 25 (“The cable and telecom markets, once clearly defined and with high barriers to entry, have started to merge into one giant commoditized market.”).

(184) Digital Telephone, Frequently Asked Questions, available at www.cox.com/
Telephone/FAQs.asp.

(185) Press Release, Time Warner, Time Warner Webcast Slide Presentation for Fourth Quarter 2004, at 12 (Feb. 4, 2005) available at http://ir.Time Warner.com/downloads/
4Q04slides.pdf.  Time Warner’s initial VoIP trial in Portland, Maine captured 10% of voice customers; Donny Jackson, Time Warner Execs Outlines Competitive Landscape, TELEPHONY ONLINE (June 23, 2004), available at http://telephonyonline.com/ar/
telecom_time_warner-exec/index.htm.

(186) Press Release, Cablevision, Cablevision Systems Corporation Reports Third Quarter Results (Nov. 8, 2004) available at http://www.cablevision.com/index.jhtml?pageType=
financial_news.

(187) Comcast To Challenge Phone Companies with National Rollout, 24 Comm. Daily 103, May 27, 2004 available at 2004 WL 60706138.  See also Cable MSOs Pick UP VoIP Pace, Shrug Off Vonage, 24 Comm. Daily 100, May 24, 2004 available at 2004 WL 60706097. (Time Warner plans to roll out VoIP to all of its divisions by the end of 2004; other cable operators also plan speedy rollout).   See also John Curran, Study Predicts VoIP Sector Will Grow 100-Fold by 2008, TR DAILY, Aug. 30, 2004.

(188) Carlton & Sider Decl. ¶ 28.

Vonage, already has more than 400,000 VoIP lines and is growing rapidly.(189)  ISP giant AOL, which has 29 million subscribers,(19)0 has announced plans to enter the VoIP business.(191)  These and other non-facilities-based VoIP providers can enter with relatively modest investment.(192)  Analysts uniformly predict that the growth of VoIP “poses a significant competitive challenge” to incumbent telephone companies.(193)   Bernstein Research has predicted that cable telephony will jump from 2.8 million subscribers in 2003 to 19.5 million subscribers by 2010, representing approximately 16% of U.S. households.(194)  It further stated that there are low financial barriers to entry in the VoIP market for cable companies due to less costly and relatively location insensitive equipment,(195) and estimated that using VoIP services results in a $200 reduction in costs per subscriber over circuit-switched cable telephony.(196)

(189) Press Release, Vonage, Vonage Added Over 100,000 Subscribers in the Fourth Quarter of 2004 Alone (Jan. 5, 2005) available at http://www.vonage.com/media/
pdf/pr_01_05_05.pdf.  See also Carlton & Sider Decl. ¶ 55.

(190) SEC Form 10-Q, Time Warner Inc. at 2 (Sept. 30, 2004).

(191) Jim Hu & Ben Charny, AOL Testing Net Phone Service, CNET News.Com (Aug. 30, 2004) available at http://news.com.com/AOL+testing+Net+phone+service/2100-7352_3-5330183.html.

(192) See, e.g., Ken Brown & Almar Latour, Heavy Toll:  Phone Industry Faces Upheaval As Ways Of Calling Change Fast, WALL ST. J., Aug. 25, 2004, at A1; Shawn Young, A Price War Hits Internet Calling, WALL ST. J., Aug. 26, 2004, at D1; Utendahl, Vonage-Telecom Services:  VoIP, Co. Update, VoIP Pioneer Paints Upbeat Picture of the Future, at 7 (Nov. 4, 2003); Everything over IP, Merrill Lynch, at 16 available at www.vonage.
com/media/pdf/res_03_12_04.pdf.  Overall, analysts estimate the cost per subscriber at $568 for circuit switched telephony, but $152-375 for premises powered VoIP.  Press Release, Comcast, Comcast Report Second Quarter 2004 Results, at 10 (July 28, 2004).

(193) Wireline, 24 Comm. Daily 71 (Apr. 13, 2004) available at 2004 WL 60705671 (quoting Standard & Poor’s).

(194) Bernstein Research, “VoIP Will Reshape Competitive Landscape in 2005,” at 3, (Dec. 17, 2004).

(195) Id. at 2.

(196) Id.

Wireless calling plans are also a growing threat to wireline local providers.  Although “cord cutting” has, to date, been limited, there is no question that the migration of local calls from wireline to wireless is significant.(197)  In addition, some customers are using wireless in lieu of second telephone lines.(198)  While predictions of the numbers of customers that will cut the wireline cord over the coming years vary, there is a consensus that wireless substitution is likely to accelerate with the Commission’s implementation of wireless local number portability and because younger consumers are most likely to abandon their wireline telephones.(199)

Beyond that, SBC will continue to compete with a number of competitive wireline carriers that, for example, connect leased local loops to their own switching networks.(200)

In sum, because it is not actively competing in the mass market,(201) AT&T will no longer be a significant price-constraining local competitor for residential and small

(197) Carlton & Sider Decl. ¶ 22.

(198) See Ninth Annual Report and Analysis of Competitive Market Conditions With Respect to Commercial Mobile Services, 19 FCC Rcd. 20597 (2004) (“Ninth CMRS Report”) (collecting some estimates); Nevada 271 Order, 18 FCC Rcd. at 7207 ¶ 20 (finding come consumers were using wireless service “in lieu of [local] wireline service”).

(199) Some analysts predict that by 2008 as many as 30% of wireless subscribers may choose to “cut the cord” and give up their landline telephones.  Cutting the Cord:  Consumer Profiles and Carrier Strategies for Wireless Substitution, In Stat MDR, (Feb. 2004).  It was recently reported that wireless revenue was up approximately 13% percent this year, and about 5% of phone users have disconnected their landlines. Jesse Drucker, Almar Latour & Dennis K. Berman, College Students Disconnect, WALL ST. J., Dec. 16, 2004, at A1.

(200) See TR Order, 2005 WL 289015 ¶ 208 (“GCI, Knology, FDN Communications, Cavalier Telephone, McLeodUSA, and others compete using UNE-L strategies”).  See also TR Order, 2005 WL 289015 ¶ 211 (finding that SBC specifically has instituted a batch hot cut process and other measures designed to facilitate large orders to serve the mass market); see also id. ¶ 212 n. 571 (SBC offers extended business hours for hot cuts).

(201) Polumbo Decl. ¶¶ 2, 9.

business customers, and AT&T’s combination with SBC will not have any adverse impact on the competitive abilities of the other active providers that will continue to compete with SBC for mass market customers.

2.                                       Long Distance Services Provided to Mass Market Customers.

The Commission has repeatedly held that traditional long distance services are subject to intense competition – a finding that the Commission reaffirmed just this month.(202) That is because numerous carriers have deployed “ubiquitous” long haul fiber networks.(203)  That was the basis on which the Commission first found that the long distance market was structurally competitive in its 1995 order declaring AT&T nondominant.(204)  Since 1995, there has been a massive increase both in the deployment of long haul fiber and, due to technology advances, in the traffic-handling capacity of deployed fiber.(205)  In addition to the national networks in existence in 1995 (those of AT&T, MCI and Sprint), Qwest, Level 3, Global Crossing/Frontier and WilTel, among others, have built substantial fiber networks.  The provision of traditional long distance services is thus substantially less concentrated than in 1995 – and analysts predict that

(202) TR Order, 2005 WL 289015 ¶ 36 n.107 (summarizing holdings).

(203) Verizon Virginia Arb. Order ¶ 91.

(204) In re Motion of AT&T To Be Declared Non-Dominant for Int’l Serv., Order, 11 FCC Rcd. 17963, 17984-86 ¶¶ 57-62 (“AT&T Int’l Non-Dominance Order”).

(205) SBC 272 Sunset Comments, Carlton-Sider-Shampine Dec. ¶ 38 & Figure 7; Bernstein Research, U.S. Telecom:  Wholesale Segment Too Large To Sweep Under Rug, But Expected Decline At 2.5% CAGR Through ‘09, at 6 (Jan. 6, 2005).

this trend will accelerate with the incumbent wholesale carriers, AT&T, MCI, and Sprint, steadily losing share to more recent entrants.(206)

Because there are multiple competitors with substantial excess capacity, RBOCs, cable companies, wireless, and other providers of retail long distance services(207) are able to obtain wholesale long distance transport on extremely competitive terms and conditions.  Thus while wholesale minutes have been increasing, prices (and revenues) are decreasing.(208)  By some estimates, unit prices for many wholesale services have fallen by as much as 20 to 40% per year.(209)

The Commission approved the merger of MCI and WorldCom – despite the fact that it would reduce the number of substantial wholesale long haul suppliers – based upon its conclusion that retail competition would ultimately be unaffected because of the other available wholesale alternatives.(210)  This finding establishes a fortiori that the AT&T-SBC merger will have no anticompetitive effects, because this merger will not result in any significant increase in the concentration of the long-haul facilities used to provide mass market long distance services for the simple reason that SBC is a reseller of mass market long distance services.(211)  Thus, unlike MCI and WorldCom, AT&T and SBC do

(206) Id. at 7.

(207) See Press Release, FCC, FCC Releases Statistics of Long Distance Telecommunications Industry Report (May 15, 2003).

(208) Bernstein Research Call, U.S. Telecom: Wholesale Segment Too Large To Sweep Under Rug, But Expected Decline At 2.5% CAGR Through ‘09, at 4-6 (Jan. 6, 2005).

(209) Id. at 8 (“With an excess of supply and minimal product differentiation, the wholesale market suffers from intense price pressure:  unit prices for wholesale services decline faster than for similar retail services”).

(210) MCI/WorldCom, 13 FCC Rcd. at 18065 ¶ 68.

(211) See id. at 18056, 18065 ¶¶ 51, 68 (“In light of the significant new transmission capacity that we believe will become available by the end of 1999, we conclude that existing market participants as well as potential market entrants will likely be capable of using the newly available capacity to constrain any attempt at market power”; “Even if MCI WorldCom becomes less aggressive in serving resellers after the merger, we do not believe that retail consumers will be harmed because:  (1) resellers will be able to obtain wholesale long distance services from other suppliers; and (2) MCI WorldCom is likely to become less aggressive in serving resellers only if it chooses to focuses directly on retail customers, and to do so, it will have to offer retail consumers more attractive service and rates to compete with resellers”); see also In re Regulatory Treatment of LEC Provision of Interexchange Services, 12 FCC Rcd. 15756, 15775-76 ¶ 28, 15811-12 ¶ 97 (1997); AT&T Int’l Non-Dominance Order, 11 FCC Rcd. 17963 (1996).

not engage in any significant head-to-head competition for the provision of long haul wholesale services,(212) and their combination thus will not result in the loss of any significant competitor.(213)

Moreover, huge volumes of minutes have moved to wireless carriers that offer their customers unlimited calling and “bucket” plans in which a fixed amount of long

(212) AT&T also provides (and continues to market) long distance services through prepaid cards.  There are numerous prepaid card providers, however, and IDT is the largest such provider.  Barriers to entry in the prepaid card business are very low, and card providers can take advantage of the intensely competitive market for wholesale service described above.  Moreover, prepaid cards serve only a confined segment of the market:  principally, consumers who cannot otherwise afford traditional long distance or wireless service or do not have a home phone, who travel frequently, or who have very targeted calling needs (e.g., calls to particular foreign countries).  Reductions in the price of prepaid calling cards do not affect the rates for traditional long distance service; prepaid cards thus function more as a complement to traditional long distance services, rather than a substitute.  For all of these reasons, the combination of SBC and AT&T will not adversely affect competition in any long distance market.

(213) To be sure, AT&T and others have expressed concerns that, absent appropriate regulation, control over local facilities used to provide exchange access services may give SBC and other incumbent local exchange carriers a cost advantage over other retail mass market long distance providers.  But those are industry-wide issues that predate and having nothing to do with the merger, and they are appropriately being addressed on an industry-wide basis in the Commission’s ongoing proceedings regarding intercarrier compensation and the appropriate regulatory treatment of ILEC long distance operations.  See Sunset of the BOC Separate Affiliate and Related Requirements, WC Docket No. 02-112; Developing a Unified Intercarrier Compensation Regime, CC Docket No. 01-92.  The dispositive fact in this merger proceeding, in contrast, is that the combination of AT&T (which is no longer an active retail mass market long distance competitor) and SBC (which is not a significant wholesale mass market long distance competitor) will not lessen competition in any respect.

distance minutes are provided at a fixed monthly cost.(214)  Consumers are increasingly viewing wireless long distance service as a substitute for wireline long distance service.(215) Not only does wireless service provide the same basic functionality as wireline long distance service with the added convenience of mobility, but many analysts now believe that wireless long distance calls are on average less costly than wireline calls.(216)  Indeed, many “consumers now view wireless long distance as free and are therefore more likely to use their wireless phones to make long distance calls,”(217) and the Yankee Group estimates that in U.S. households “more than 36% of local calls and 60% of long-distance calls have been replaced by wireless.”(218)

Similarly, the billions of e-mail and instant messaging communications sent each day are lowering traditional voice long distance traffic.(219)  A 2002 consumer survey revealed that 92% of dial-up Internet subscribers had replaced some long distance usage

(214) Carlton & Sider Decl. ¶ 22.

(215) Cingular/AWS, 19 FCC Rcd. at 21558 ¶ 74 n.268; Ninth CMRS Report, 19 FCC Rcd. at 20684 ¶ 213.

(216) Ninth CMRS Report, 19 FCC Rcd. at 20684-85 ¶ 214.

(217) Raymond James, “Assessing the Potential for Wireless Substitution,” at 5 (Nov. 18, 2003); see also Walter S. Mossberg, Slip the Surly Bonds of Your Landline, WALL ST. J., Dec. 3, 2004, available at http://webreprints.djreprints.com/992580994339. html (“thanks to unlimited night and weekend minutes . . . cell phone plans are the method of choice when it comes to long-distance calling from home.”).

(218) Yankee Group, “The Success of Wireline/Wireless Strategies Hinges on Delivering Consumer Value,” at 7 (Oct. 2004); see also In-Stat/MDR, “Into Thin Air: Residential Wireline Erosion from Wireless and Other Access Alternatives,” at 16, 20 (June 2004) (“use of wireless phones has dramatically impacted wireline long distance usage” and “consumers that use wireless phones have significantly decreased their wireline phone usage for both local and long distance services”).

(219) The Forrester Report, Sizing U.S. Consumer Telecom (2002).  See also Carlton & Sider Decl. ¶ 25.

with e-mail.(220)   The same survey estimates that e-mail, instant messaging and VoIP have resulted in a 47% reduction in long distance usage by Internet subscribers.(221)

For all of these reasons, the merger cannot lessen competition in any market for mass market services.

IX.                                THE MERGER WILL NOT ADVERSELY AFFECT COMPETITION IN THE PROVISION OF SERVICES TO BUSINESSES

In vast expanses of the business marketplace – including in the provision of nationwide and global services that constitute AT&T’s primary business focus – the proposed transaction will have no significant adverse effect on competition, because SBC does not and is not likely in the foreseeable future to compete effectively with either AT&T or the wealth of other firms that serve large business customers on a national and global basis.  Even where AT&T and SBC do compete for business telecommunications services, numerous factors ensure that the proposed transaction will have no adverse impact on competition:

•                  SBC and AT&T are only two of many firms with the ability to meet the requirements of business customers of all stripes.

•                  The sophistication of customers, the purchasing practices they employ, and the heterogeneity of the services they purchase, ensures vigorous competition among bidders.(222)

•                  The high fixed and relatively low marginal costs of operating telecommunications networks, as well as the existence of substantial

(220) Press Release, J.D. Power and Assoc., J.D. Power and Associate Reports: EathLink Ranks Highest in Customer Satisfaction Among Dial-Up Interne Service Providers (Aug. 20. 2002), J.D. Power and Associates, 2002 Syndicated Residential and Internet Customers Satisfaction Study (Aug. 2002).

(221) Id.

(222) See Carlton & Sider Decl. ¶¶ 92-93.

overcapacity on those networks, ensure that the numerous firms vying for business will continue to compete vigorously.(223)

•                  Because AT&T’s and SBC’s strengths in the business marketplace are largely complementary, they are not each other’s best or closest substitutes. In contrast to SBC’s largely in-region focus on relatively simple packages of services, AT&T’s focus is on serving customers with the largest and most complex national and global network and managed services needs.  Indeed, this complementarity means that the transaction will provide significant benefits to business customers.  (224)

Business customers have a diverse range of telecommunications needs.  Some buy complex packages of voice, data, and managed services; others buy individualized services.  Some use complex, electronic bidding or auction systems for awarding telecom contracts; others use traditional requests for proposals or even more informal competitive bid processes.  Some seek to purchase telecom services on a far-flung national or international basis; others buy on a local or regional basis.  Some purchase primarily on the basis of price; others place a premium on network reliability, security, or other qualitative needs.(225)

Whatever approach a business takes, it is met by a diverse array of firms competing to provide telecommunications services.  These competitors include not only the traditional set of transport-oriented carriers (IXCs, RBOCs, and CLECs), but also newer entrants with alternative networks originally conceived to carry Internet traffic and cable-based video services; system integrators combining the ability to provide managed services with expertise in putting together networks optimized to meet customer needs; and telephone and other communications equipment vendors and resellers offering

(223) See id. ¶¶ 22, 27, 76.

(224) See id. ¶ 6.

(225) Kahan Decl. ¶¶ 22, 26; See Carlton & Sider Decl. ¶¶ 90-91.

products that in many cases are displacing traditional equipment and services.(226)  Thus, business customers not only have a variety of competitive choices for any particular type of service, they increasingly have choices among categories of services that allow them to address their underlying business needs in a variety of different ways.  In this regard, because many voice and data services are sold to all classes of customers, competition in one segment will benefit customers in all segments.

These marketplace conditions confirm the Commission’s consistent approach of considering together the competitive effects of a merger on all but the smallest businesses, as well as the Commission’s repeated determination that the business services marketplace is intensely competitive and affords business customers a wide variety of competitive choices.  Indeed, the Commission has approved prior mergers of established head-to-head business services competitors when the business services market was much more concentrated than it is today.(227)  The same conclusion is warranted here.

A.                                   Businesses of All Sizes Have a Large Number of Choices for Telecom Services.

1.                                       The Commission Has Appropriately Analyzed Medium and Large Business Customers Together.

The Commission has noted that the competitive conditions confronted by medium and large businesses are the same in fundamental respects, and that separate analyses of those competitive conditions would yield no different result.  Thus, the Commission has “typically identified” service to “medium and large-sized business customers” together as

(226) Carlton & Sider Decl. ¶¶ 96-106.

(227) MCI/Worldcom, 13 FCC Rcd. at 18047 ¶ 36 (1998); AT&T/BT Joint Venture, 14 FCC Rcd. at 19161 ¶ 47.

a relevant product market, with small businesses considered as part of the separate “mass market.”(228)

The Commission has also repeatedly held that business customers have numerous choices among suppliers of communications services.  For example, in approving the merger of MCI and WorldCom – two companies that competed head-to-head across a wide range of business customers – the Commission found that there were numerous competitors;(229) that “barriers” to providing retail long distance services were “low” in light of the glut of long haul capacity;(230) and that anticompetitive conduct against large businesses was particularly unlikely because “business customers generally are sophisticated and knowledgeable consumers of long distance services and often obtain competitive prices through requests for proposals from carriers.”(231)  Similarly, in reviewing the Bell Atlantic-GTE merger, the Commission recognized that “a large number of firms” with “similar capabilities” serve business customers and emphasized that, in light of the “sophisticat[ion]” of business customers, “broad-based name

(228) In re Section 272(f)(1) Sunset of the BOC Separate Affiliate and Related Requirements and 2000 Biennial Regulatory Review Separate Affiliate Requirements of Section 64.1903 of the Commission’s Rules, Further Notice of Proposed Rulemaking 18 FCC Rcd. 10914 (2003); see also, e.g., In re Review of the Section 251 Unbundling Obligations of Incumbent Local Exchange Carries, Report and Order and Order on Remand and Further Notice of Proposed Rulemaking, 18 FCC Rcd. 19020 (2003), rev’d in part on other grounds, United States Telecom Ass’n v. FCC, 359 F.3d 554 (D.C. Cir. 2004) (“Triennial Review Order”) (“The enterprise market is a business customer market of typically medium to large businesses with a high demand for a variety of sophisticated telecommunications services.”); Ameritech/SBC, 14 FCC Rcd. at 14746 ¶ 68.  MCI/WorldCom,, 13 FCC Rcd. at 18040 ¶ 24; (“For purposes of analyzing the competitive effects of this merger on these services we identify” the relevant market as “medium-sized and large business customers (larger business market)”); SBC/Ameritech, 14 FCC Rcd. at 14746 ¶ 68.  MCI/WorldCom, 13 FCC Rcd. at 18040 ¶ 24 (identifying “medium-sized and large business customers (larger business market)”).

(229) MCI/WorldCom 13 FCC Rcd. at 18045 ¶¶ 34, 40-42, 65.

(230) Id. at 18047-48 ¶ 36; see also id. at 18064 ¶ 65.

(231) Id. at 18064 ¶ 65.

recognition and mass advertising” was not required to compete successfully in the market.(232)  Most recently, the Commission concluded that “SBC and BellSouth face competition in the mass market from other intermodal providers such as cable operators and VoIP providers, as well as intramodal competitors (e.g., carriers purchasing unbundled loop access)” and that “facilities-based competition is greater for enterprise services than for mass market services.”(233)

Current market conditions support and reinforce the Commission’s findings.  More competitors than ever before provide voice and data communications services to business customers in the United States.  Regardless of the profile of a business customer – whether it is predominantly regional or national, whether it seeks local voice or long-distance data, or whether it wants simple packages of services or complex arrays of managed services – myriad providers are prepared to make competitive offers.  As one industry analyst recently described:

The enterprise market is becoming increasingly competitive with RBOCs, IXCs, CLECs and other carriers targeting customers. . . . This has set the stage for competition with the likes of AT&T, MCI, Sprint, CLECs and global carriers, which is further

(232) In re GTE Corp. and Bell Atlantic Corp., 15 FCC Rcd. 14032, 14097 ¶ 121 (2000) (“Bell Atlantic/GTE”).

(233) See also In the Matter of Review of the Section 251 Unbundling Obligations of Incumbent Local Exchange Carriers, Report and Order and Order on Remand and Further Notice of Proposed Rulemaking, 18 FCC Rcd. 16978, 17011-15 (2003) (describing history of competition for larger businesses and detailing competitors), rev’d in part on other grounds, USTA v. FCC, 359 F.3d 554 (D.C. Cir. 2004); Bell Atlantic/GTE, 15 FCC at 14096 (“incumbent LECs face increasing competition from numerous new facilities-based carriers in serving the larger business market”; “there are a number of significant competitors equally competitive with Bell Atlantic and GTE in these larger business markets”); SBC/Ameritech, 14 FCC Rcd. at 14755-56 ¶¶ 89-90 (noting actual and potential competition for larger businesses).

exacerbated by falling long haul prices due, in part, to the competition for and the glut of long haul capacity.(234)

Combined, the various categories of competitors for medium and large business telecommunications services – IXCs, U.S.-based network providers, foreign-based entrants, CLECs, cable companies, other ILECs, systems integrators, and equipment vendors and their value-added resellers – ensure that all customers will continue to have a wide range of choices if the proposed transaction is consummated.  This intense competition is a function not only of the number of competitors; it is also a result of the diversity of competitors and their approaches.  As is true with SBC and AT&T, not all competitors offer all services to all customers in all locations, but there is virtually no customer without a wide variety of choices, and this merger will not change that reality.(235)

2.                                       Heterogeneous Groups of Competitors Compete Aggressively To Fill Every Business Customer Telecommunications Need.

We discuss below the many large groupings of competitors in the provision of telecommunications services to business customers.  Appendix B provides a more detailed description of leading competitors in each group.

At the outset, it is important to recognize that a firm need not have strength in every area or be able to self-provide every input of each of the services purchased by medium and large businesses to be relevant to the Commission’s competition analysis.  In particular, many competitors play significant competitive roles without being fully facilities-based.  That is because there are multiple competing networks with substantial

(234) Probe Group, “Control of the Enterprise Market,” at 4 (June 2004).

(235) See Carlton & Sider Decl. ¶¶ 96-106.

excess capacity, each competing for traffic and, as a result, a host of competing network owners offer important business service inputs – including voice, frame relay, ATM, and IP transport capabilities – at wholesale.(236)  Indeed, the Commission has consistently concluded that, because of this vibrant wholesale market, barriers to entry into retail business markets are “low.”(237)  As detailed below, each of the various types of business competitors brings somewhat different strengths to the competitive marketplace.  Collectively, this diverse supplier landscape ensures that multiple providers are capable of competing intensely for every customer’s business.

a.                                       Interexchange Carriers.

MCI,(238) Sprint,(239) and Qwest(24)0 offer nationwide and global networks that allow them to compete to provide voice and data services for businesses throughout the nation

(236) See, e.g., MCI/WorldCom, 13 FCC Rcd. at 18068-69 ¶ 73; Qwest Wholesale, available at http://www.qwest.com/wholesale/pcat/internet.html#local; Global Crossing Carrier, available at http://www.globalcrossing.com/xml/carrier/car_data.xml.

(237) MCI/WorldCom, 13 FCC Rcd. at 14047-48 ¶ 36; see also AT&T/BT Joint Venture  Order, 14 FCC Rcd. at 19165 ¶ 51 (rejecting claims that barriers to entry into the market for global seamless services are “high” because of ability of carriers to obtain necessary inputs from competitive wholesale suppliers).

(238) In recent months, MCI has announced several major customer agreements, including one to provide “wide range of Internet related services, including managed hosting, Internet access, security, Private IP, video and Net Conferencing solutions” to the 600 plus members of the Securities Industry Association, see Press Release, MCI, SIA Selects MCI For Internet Services (Jan. 25, 2005) available at http://global.mci.com/about/news/
news2.xml?newsid=13331&mode=long&lang=en&width=530&root=/about/&langlinks=off, as well as an agreement to provide Internet, voice, and data services to Saks.  See Press Release, MCI, Saks Wraps Up Deal With MCI (Nov. 8, 2004) available at http://global.mci.com/about/news/news2.xml?newsid=12330.

(239) Sprint’s recent major customer wins include Convergys, Boyd Gaming, and Ziff-Davis.  See Press Release, Sprint, Sprint Delivers Global Data and Domestic Wireless Services to Convergys (Feb. 17, 2005) available at http://www2.sprint.com/mr/news_dtl.do?id=5600; Press Release, Sprint, Sprint Boyd Gaming Corporation Expands Sprint Service for One-Stop Shopping (Dec. 2, 2004) available at http://www2.sprint.com/mr/ news_dtl.do?id=5000; Press Release, Sprint, Ziff Davis Selects Sprint as Primary Wireless and Wireline Services Provider (Nov. 9, 2004) available at http://www2.sprint.com/mr/news_dtl.do?id=2214.

and beyond.  IXCs offer businesses the full complement of voice and data services, and their history and existing relationships also provide them with particularly broad experience meeting the most complex, advanced and diverse needs of the largest businesses.

b.                                      Data/IP Network Providers.

The increasing significance of data transport in the business marketplace, particularly combined with the convergence of IP data and voice technologies, has created competitive opportunities for the numerous firms that have developed national and regional data networks over the past several years.  As medium and large businesses increasingly utilize IP solutions for voice,(241) data,(242) and converged(243) services, competition is no longer limited to traditional telephone companies; new entrants with

(240) Qwest recently announced a contract to provide nationwide frame relay service to Land O’Lakes, see Press Release, Qwest, Qwest Land O’Lakes Signs New Agreement with Qwest for Network Services (Jan. 12, 2005), available at http://www.qwest.com/
about/media/pressroom/1,1281,1644_archive,00.html as well as the national roll-out of a VoIP service to businesses.  See Press Release, Qwest, Qwest Launches Expanded Nationwide VoIP Service for Businesses (Dec. 8, 2004) available at http://www.qwest.
com/about/media/pressroom/1,1281,1627_archive,00.html.

(241) Yankee Group, “Business VoIP to Accelerate in 2005,” (Dec. 2004) (“Of the roughly 113 million business handsets in the United States, only about 10% are IP handsets, or lines. However, in 2005, Yankee Group expects 50% of all business lines shipped will be IP lines.”).

(242) Forrester Research, “IP VPNs: Build Or Buy?” (Jan. 27, 2005) (“IP VPNs have taken hold. They provide a cost-effective alternative to traditional remote access and site-to-site technologies. The primary technologies – IP security (IPsec), secure socket layer (SSL), and multiprotocol label switching (MPLS) – are replacing legacy networks like dial-up and Frame Relay (see Figure 1). For example, our recent research indicates that 56% of North American enterprises plan to replace Frame Relay with some amount of IP VPN in 2005.”).

(243) Yankee Group, “Educated SMBs Have Aggressive Plans to Upgrade to Converged Phone and Data Systems,” at 2 (Jan. 2004) (“The market opportunity for convergent telephony solutions has never been greater and we predict a significant SMB adoption of converged solutions over the next 2 years.” “At least 55 percent of all surveyed businesses with plans to upgrade intend to consider a converged solution.”).

national and regional fiber optic networks are now looking to serve telecommunications customers over their systems.  This is particularly true given that such providers’ networks (like those of the traditional IXCs) have substantial unused capacity available for retail (or wholesale) use.  Between 1996 and 2001, the number of fiber-kilometers of optical fiber deployed in national networks increased six-fold, and the Commission has noted large increases the deployment of fiber in metropolitan areas.(244)  For both long haul and metro area fiber networks, the increase in fiber deployed substantially understates the increase in potential network capacity due to improvements in electronics that increase the bandwidth that can be carried on a given strand of fiber.(245)

Competitors with significant network assets include Savvis Communications, a leader in managed services and IP VPNs;(246) Broadwing, which currently uses a national fiber network to offer data and voice services, and plans to use the assets of recently-acquired Focal Communications Corp. to offer expanded services;(247) Global Crossing,

(244) Triennial Review Order, 18 FCC Rcd. at 17211-12 ¶ 378; Carlton & Sider Decl. ¶ 69.

(245) United States v. WorldCom, Inc. and Sprint, Corp., Compl. ¶¶ 40, 44 (June 26, 2000) (“DOJ WorldCom-Sprint Complaint”), available at http://www.usdoj.gov/atr/cases/
f5000/5051.pdf; United States v. WorldCom, Inc. and Intermedia Communications, Inc., Compl., ¶¶ 34, 38 (Nov. 17, 2000) (“DOJ WorldCom-Intermedia Complaint”), available at http://www.usdoj.gov/atr/cases/f7000/7043.pdf.

(246) IDC recently reported Savvis as the second largest IP VPN provider in the United States, edging past MCI and behind only AT&T.  See IDC, “SAVVIS Now Trails Only IBM in Hosting and AT&T in IP VPN Market Share” (July 27, 2004).  Among the customers served are retailers such as the Virgin Megastores, see “Virgin Entertainment Group Links 27 Corporate and Megastore Locations In U.S. With SAVVIS Managed Network” (July 28, 2004), as well as nationwide firms in manufacturing and distribution, see “Industrial Electric Wire & Cable Selects SAVVIS To Improve Network Performance” (May 25, 2004).

(247) New Paradigm Research Group, “CLEC Report 2005: Broadwing Communications,” at 2 (Broadwing boasts both an advanced nationwide network and, since its acquisition of Focal Communications, widespread CLEC capabilities, and has announced winning several major customers, including Air Tran Airways); “Broadwing Corporation Reports Financial Results for the Fourth Quarter and Year End 2004” (Feb. 16, 2005) (Broadwing announced win with W.W. Granger).

whose network offerings include not only IP-based VPN but also ATM, Frame Relay, and Private Line services;(248) and Level 3.(249)

c.                                       Foreign-based Carriers.

As the globalization of business continues, international firms are using their overseas strengths as a basis to expand their business providing voice and data services to medium and large business customers in the United States, particularly when those customers have international needs.  Equant and British Telecom are two prime

(248) Bernstein Research, “U.S. Telecom: Wholesale Segment Is Declining, But Still Significant,” at 2 (Jan. 21, 2005) (“The established long-haul carriers – AT&T, MCI and Sprint – compete not only with each other, but also with relative upstarts such as Level3, Global Crossing, 360networks, Wiltel, and a host of others. The long-distance market is burdened with a capacity glut from the overinvestment of the late 1990s, leading to persistent pricing pressure.”); 2 Enterprise Data Services and Markets no. 6, “Enterprise VoIP – Managed/Hosted PBXs in the U.S.,” at 6 (Dec. 2004) (“Global Crossing moved into the enterprise IP telephony space after having supported packetized voice traffic over its MPLS IP backbone for a number of years.”).

(249) Level 3 “offers a wide range of communications services over its 22,500-mile broadband fiber optic network including Internet Protocol (IP) services, broadband transport and infrastructure services, collocation services, and patented Softswitch managed modem and voice services.”  Needham Equity Research, “Level 3 Communications, Inc.,” at 6 (Oct. 28, 2004).  Level 3’s advanced network is frequently used by systems integrators and resellers to provide service.  For example, in August 2004, Level 3 announced it had won a major contract to provide outsourced IP-VPN services to Sears, through systems integrator CSC.  See Network World Fusion, Level 3 Snares Major IP VPN Deal (Aug. 16, 2004).  Other recently announced major Level 3 customer wins include providing deltathree with wholesale VoIP service for businesses and consumers nationwide, see Press Release, Level 3, deltathree Selects Level 3 to Support Ongoing Growth of its Consumer and Business VoIP Offerings (Jan. 26, 2005) available at http://www.level3.com/press/5681.html, a high-speed network connecting nine Florida universities, see Press Release, Level 3, Level 3 Services Helping Florida Universities Create Statewide High-Performance Research and Education Network (Oct. 13, 2004) available at http://www.level3.com/press/5423.html, and IP-VPN service for Northrop Grumman as part of a $337 million defense contract; see Press Release, Level 3, Level 3 to Supply Data Networking Services to Northrop Grumman (Oct. 12, 2004) available at http://www.level3.com/press/5413.html.

examples.  Equant, now part of the France Telecom Group, is a leading telecom provider in Europe, and has made penetration of the North American business marketplace a priority.(250)  British Telecom is also a global leader, and recently purchased Infonet, which has a significant U.S. presence.(251)  Other foreign-based firms with increasing presence in the United States include Deutsche Telekom (under the name T Systems and T-Mobile),(252) Japan-based NTT Communications (which acquired Verio),(253) and Telefonica.(254)

(250) See Press Release, Equant, Equant and Hummingbird Sign Three-Year IP VPN and Services Deal (Feb. 3, 2005) available at http://www.equant.com/content/xml/
pr_hummingbird_03_02_05.xml (announcing IP VPN contract that connects “20 Hummingbird offices based in Canada, the U.S., Europe, Japan, South Korea, Singapore and Australia” and which “demonstrates Equant’s strategy to develop global, customized and integrated communications services, building on its high-end IP VPN strengths with a particular focus on growing its customer base in North America.”); Q3 2004 Equant NV Earnings Conference Call (Oct. 28, 2004) (announcing new North American contract that “includes not only network services, but quite a lot of project management, network architecture consulting, posting and managing firewalls. . . . which represent very well the move this company is making towards more of the services that is placing the customer solution within the frame of an integrity center service, answering completely to the customer needs and not only providing telecommunication facts”).

(251) Strategic Partners, “BT Acquires Infonet: Analyzing the Implications for MNCs, Service Providers, and SIs,” at 5 (Nov. 2004) (“BT’s acquisition of Infonet is a sound strategic move that accelerates BT’s efforts to establish itself as a leading global service provider.  The acquisition of Infonet gives BT access to a large installed base of MNCs (approximately 1,800 MNC customers), particularly in key markets like the U.S. and Europe.  In fact, Infonet’s U.S. operations are one of its fastest growing segments and represent approximately 20% of the company’s total revenue.  Many of BT’s targeted accounts have a presence in the U.S.; however, the company’s existing network can only serve a portion of those customers’ needs.  Combining Infonet’s network with its own will allow BT to address more of their target customers’ requirements.  With global operations that stretch into 180 countries, Infonet will also provide BT Global Services the scale needed to compete on a global basis as well as compete against well-entrenched regional providers like AT&T in North America, France Telecom/Equant and Deutsche Telekom/T-Systems in Europe and SingTel and NTT in Asia.”).

(252) See, e.g., Press Release, T-Systems, T-Systems Expands Reach of MPLS-Based nNetwork (Mar. 4, 2004) available at http://www.t-systems.com/coremedia/generator/
www.t-systems.com/en/Home/Press/templateId=renderNormal/iPageContentID=
7714/.HomePos=1/id=15862.html (“T-Systems and Level 3 have signed an agreement under which Level 3 supplies MPLS-based data services to T-Systems throughout the U.S. This allows T-Systems to significantly expand the reach of its existing U.S. network and enhance the services it provides to large enterprises with North American operations. The new Strategic Network Infrastructure Partnership offers corporate customers a dense backbone network with more than 100 Points of Presence (PoPs) in the U.S. Corporate customers profit from lower local loop costs and faster implementation times.  The agreement enables T-Systems to deliver a range of data services to customers across the entire Level 3 fiber-optic network, which includes multi-conduit metropolitan networks in 27 American markets and PoPs in 68 cities. For T-Systems enterprise customers, the agreement provides a number of distinct advantages . . . .  The new MPLS data service will allow corporate customers to use a complete solution for a variety of applications, including corporate wide area networking, voice applications, disaster recovery networks, data overflow networks, video distribution networks and IP back-bones. The service is ideal for building multi-location, point-to-point networks that are scalable, secure, reliable and highly economic. . . .  All services are backed up by aggressive cross-service SLAs (service level agreements).”).

d.                                      Competitive Local Exchange Carriers.

A variety of national and regional CLECs also compete in the provision of voice and data services for businesses, particularly for smaller and medium-sized businesses.  The Commission has found that CLEC businesses have shown remarkable growth in collocation arrangements, minutes of traffic, number of access lines, coverage of BOC access lines, number of local circuit switches, and revenue from local services.(255)  CLECs report that about 51% of their customer access lines serve medium and large business

(253) NTT operates a leading worldwide network, and recently “beat out other global companies including AT&T, BT Global Services, Infonet and MCI to earn the coveted top spot in the prominent category of “Best Global Carrier” at the World Communications Awards.  “NTT Com Named ‘Best Global Carrier’ at World Communications Awards 2004” (Oct. 13, 2004).  NTT offers advanced data services in the United States.  See Global IP Network Transit, available at http://www.nttverio.com/
en_US/products/products.cfm?product=ns_gin.

(254) See, e.g., Press Release, Telefónica USA, Unisys Selects Telefonica USA for Latin America Network (Sept. 14, 2004) available at http://www.us.telefonica.com/press/
press_04.htm (“Telefónica USA, a subsidiary of the Telefónica, S.A. Group, a leading provider of global communications services for the North American and Caribbean regions, announced today that Unisys, a worldwide information technology services and solutions company, has selected the company for the connection of its new Latin America telecommunications network.   As part of the agreement, Telefónica will provide telecommunications connectivity to Unisys between facilities in Pennsylvania and Minnesota and eight locations throughout Latin America as part of the overall Unisys-designed global network. The US-based facilities will be interconnected with locations in Argentina, Brazil, Chile, Mexico, Colombia, Venezuela, Peru and Costa Rica.”).

(255) Triennial Review Order, 18 FCC Rcd. at 17009 ¶ 39.

customers.(256)  Indeed, numerous CLECs – including multiple CLECs in nearly all metropolitan areas in states served by SBC – have deployed local voice and data facilities throughout the nation.(257)

Examples of the CLECs operating in SBC’s region – in competition with both SBC and AT&T in the business marketplace – demonstrate the diversity and significance of CLEC offerings.  XO Communications provides voice and data services to businesses of all sizes, and operates in metro areas nationwide, with substantial coverage in SBC’s regional footprint.(258)  XO’s recent acquisition of Allegiance Telecom expands its local coverage to more than 900 POPs.(259)  Similarly, Time Warner Telecom also offers advanced voice and data services to larger and smaller businesses alike, using a network reaching 22 states and 44 metropolitan areas across the country, including coverage of most large metropolitan areas in SBC’s region.(260)  McLeodUSA Incorporated operates

(256) Triennial Review Order, 18 FCC Rcd. at 17012 ¶ 45.

(257) Carlton & Sider Decl. ¶ 65.

(258) See, e.g., Press Release, XO Communications Signs Networking Contract with Abercrombie & Fitch (Dec. 13, 2004) available at http://www.xo.com/news/209.html (“XO Communications will upgrade Abercrombie & Fitch’s communications network at its corporate locations to an OC-48 infrastructure to accommodate the company’s increased data, voice and Internet communications requirements following several years of solid growth.”).

(259) Yankee Group, “SMB Bundles Promise Simplicity, Create Complexity,” at 3 (Sept. 2004) (“XO Communications, long the industry trendsetter for the SMB bundle, continues to rely on its multitiered strategy of services to SMBs, larger enterprises and carriers. Although XO was slightly more focused on larger enterprises and carriers, its acquisition of Allegiance Telecom’s assets puts it squarely in the SMB world.”).

(260) Time Warner Telecom provides data and voice services via a fiber network reaching more than 5,000 building, and serves over 10,000 medium and large business customers.  See Press Release, Time Warner Telecom, Time Warner Telecom Announces Strong Fourth Quarter 2004 Results (Feb. 1, 2005) available at http://www.twtelecom.com/ Documents/Announcements/News/2005/TWTC_Q4_04_Press_Release.pdf.  Recent major customer wins include the University of New Mexico, see Press Release, Time Warner Telecom, Time Warner Telecom Connects UNM to New Mexico Gigapop (Oct. 28, 2004) available at http://www.twtelecom.com/Documents/Announcements/News/2004/News2004_UNM.pdf, Carreker Corp.; see Press Release, Time Warner, Time Warner Telecom Metro Ethernet Solution Replaces Costly T1/DS3 Infrastructure at Carreker Corporation (Sept. 20, 2004) available at http://www.twtelecom.com/
Documents/Announcements/News/2004/News2004_Carreker.pdf; see also New Paradigm Research Group, “CLEC Report 2005: Time Warner Telecom Inc.,” at 5.

an advanced fiber optic network and offers local services in 25 states, most in SBC’s region, as well as long-distance services nationwide.(261)  Covad offers smaller and medium-sized businesses DSL nationwide, and is now aggressively marketing a voice-over-IP solution.(262)  Birch Telecom offers voice and data services targeted at smaller businesses in numerous parts of SBC’s region.(263)

(261) McLeodUSA offers voice and data services to businesses of all sizes in 25 states, typically focusing on smaller cities, with 38 ATM switches, 39 voice switches, 696 collocations, and 435 DSLAMs, as well as newly expanded VoIP service.  See Press Release, McLeodUSA, McLeodUSA Expands Voice Over Internet Protocol (VoIP) Integrated Access Services to 37 Markets (Feb. 10, 2005) available at http://www.mcleodusa.com/ResourceRetrieval?fileId=370.  Recent major customer announcements include local and long distance phone service to almost 2000 Regis Hair Salon locations, see Press Release, McLeodUSA, McLeodUSA Reports Third Quarter 2004 Results (Nov. 9, 2004) available at http://www.mcleodusa.com/
ResourceRetrieval?fileId=348, as well as a contract with the State of Iowa worth more than $5 million annually, see Press Release, McLeodUSA, McLeodUSA Extends Contract with State of Iowa for Operation and Maintenance of the Iowa Communications Network (ICN) (Jan. 3, 2005) available at http://www.mcleodusa.com/
ResourceRetrieval?fileId=356.

(262) Covad offers DSL and T1 service around the country, with customers using over 500,000 DSL lines.  See Press Release, Covad, Covad Communications Group to Announce Fourth Quarter Financial Results (Feb. 1, 2005) available at http://www.covad.com/companyinfo/pressroom/pr_2005/020105_news.shtml.  Covad is also using its DSL network to provide an aggressively marketed VoIP solution to small and medium-sized businesses.  See IRG Research, Long-Term Play on VoIP Growth; Initiate on Covad with a Buy (Dec. 2, 2004) (“Poised for dramatic growth with introduction of VoIP”; “We expect Covad’s VoIP efforts to hit full stride in mid-2005 and consequently expect a strong ramp in VoIP revenues.”).

(263) See, e.g., New Paradigm Research Group, “CLEC Report 2005” (Birch offers voice and data services, and plans to roll out VoIP service in 2005, and serves more than 100,000 small and mid-sized business customers in 12 states, with a heavy focus on SBC states of Texas, Missouri, and Kansas, and reports that it is adding over 5,000 customers each month).

e.                                       Cable Providers.

The same technological developments that have fostered the emergence of network providers as viable competitors have also given cable providers the opportunity to compete against traditional telecommunications companies for some business customers, particularly (as with CLECs) at the local and regional level.  Cable companies are seeking to use their extensive fiber optic networks to provide new services such as VoIP and traditional data and Internet transport.(264)  As the Yankee Group has explained:

Like consumer and small business VoIP services, network-based services enable cable companies to avoid installing and managing IP PBXs, which increase field service requirements and expensive pre-sales engineering and design.

A provider can provision and manage network-based services from centralized hosting centers. This type of architecture can aid the development of mobile workers’ and teleworkers’ use of VoIP solutions by granting cable modem users access to their company’s business VoIP solutions. Cable companies that offer teleworker services will have a scale and cost advantage given their penetration of the consumer broadband market.

Furthermore, cable companies can focus on regional and local networking needs of businesses because of their metro footprint. This enables businesses with multiple locations in a metro region to reduce the number of PSTN connections and reduce local and regional calling costs by centralizing VoIP call processing and enabling on-net calling.(265)

Thus, Time Warner Cable,(266) Comcast,(267) Cox(268) and others have been able to move from being theoretical alternatives to traditional telecommunications companies to

(264) In addition, VSAT providers, including Hughes Network Services and Gilat subsidiary SpaceNet, offer data connectivity in virtually every location around the country.  Businesses across the spectrum from large to medium-sized spectrum use satellite connectivity to supplement or in lieu of last-mile service from wireline providers.

(265) Yankee Group, “Cable MSOs Look to Penetrate the Business Market” (Dec. 17, 2004).

(266) Time Warner Cable provides service to businesses under the name Road Runner Business Class, and “provides service to approximately 500 enterprise customers including Toshiba International, L.L. Bean and University of New England.”  See Press Release, Time Warner Cable, Road Runner Business Class Further Penetrating Growing

Business Market with Customized Offerings (July 8, 2004) available at http://www.Time Warnercable.com/InvestorRelations/PressReleases/TWCPressReleaseDetail.ashx?PRID=139&MarketID=0.  Time Warner Cable recently won the contract to provide the network for data and voice (including VoIP) service to the 53 school, 72 square mile Shawnee Mission School District in Kansas.  See Press Release, Time Warner Cable, Road Runner Business Class Begins Building Fiber Network for Nation’s Largest School Project (Aug. 10, 2004) available at http://www.Time Warnercable.com/InvestorRelations/
PressReleases/TWCPressReleaseDetail.ashx?PRID=194&MarketID=0.

serious competitors, particularly with respect to medium-sized businesses located along their fiber corridors.(269)

f.                                         Other ILECs.

Verizon (as well as Qwest, discussed above) has entered the marketplace for provision of telecommunications services to businesses.(270)  Verizon operates as an ILEC not only in the former Bell Atlantic and NYNEX states, but also in smaller areas across

(267) Comcast focuses on small and medium-sized customers, offering business voice and data connectivity from SoHo cable modems to DS-3 capacity.  See New Paradigm Research Group, “CLEC Report 2005:  Comcast Business Communications,” at 3.  Comcast delivers service in 41 states, including presence in 22 of the top 25 MSAs, and has over 90,000 miles of fiber-optic cable nationwide.  See Comcast: Our Network: Leading-Edge Network From A Trusted Provider, available at http://www.
comcastcommercial.com/index.php?option=content&task=view&id=4&Itemid=34.

(268) Frost & Sullivan, “Cable Telephony Services Markets” at 1-29 (2004) (“Cox Business Solutions, while a separate unit from Cox residential cable services, nonetheless does offer local and long distance voice, toll-free services, data services (including Internet access) to small and mid-sized businesses using both Cox’s existing infrastructure as well as other platforms. Cox Communications boasts over 100,000 business subscribers or business locations served by the company’s cable telephony product.”).

(269) Frost & Sullivan, “Cable Telephony Services Markets” at 1-29 (2004) (“From an MSO’s perspective, its network not only passes residential subscribers but also a significant number of businesses. Therefore, a natural inclination on the part of some MSOs is to try to maximize asset utilization by reaching-out to business customers. In this regard, MSOs such as Cox, Time Warner and certain overbuilders are pro-actively targeting small and medium-sized businesses within their footprints with a variety of voice and date services packages.”).

(270) BellSouth also serves business customers, but at present does so nearly exclusively within its own region.

the country where GTE operated.  Some of these areas are in or adjacent to major metropolitan areas (such as Dallas and Los Angeles) near SBC territory.  These former GTE operations, therefore, give Verizon a significant base on which it has built, and is likely to continue to build.  Verizon and Qwest, among others, have recently launched VoIP coverage in both in-region and out-of region territories.(271)

g.                                      System Integrators.

Given the variety of ways that businesses can meet their telecommunications needs, system integrators (or managed services providers) have become increasingly important competitors for business telecommunications products and services.  System integrators have considerable experience in designing, building, and managing business clients’ proprietary voice and data networks and are highly experienced and sophisticated in aggregating transport networks through bulk contracts with carriers.  As the network and telecommunication needs of businesses are becoming more complex and specialized, and as IP-based networks rely on distributed processing and intelligence, system integrators are often considered the prime contenders.  The Yankee Group recently reported:

SIs are increasingly circumventing traditional providers of voice and data services and strengthening relationships with enterprise decision-makers.  SIs use their powerful enterprise relationships to

(271) Orion Securities, “VoIP: The End of Telecom As You Know It,” at 2 (June 29, 2004) (“VoIP will revolutionize the telecom industry. . . . We expect to see many new competitors emerge and steal market share through a combination of service bundling, price competition, and innovative services. . . . In the business market, we expect to see a free-for-all, as all existing ILECs and CLECs (incumbent and competitive local exchange carriers) use IP services to extend their network reach, and in addition start-up service companies emerge.”).

push carriers downstream, relegating them to a role of commoditized transport provider.(272)

System integrators are increasingly offering services to smaller businesses as well.(273)

Thus, the systems integrators compete not by using their own network assets, but by using their unique and valuable experience and skills to make the most efficient uses out of the network assets of others, and by adding value with applications that run with and on the networks.  In some instances, system integrators partner with network providers to jointly meet customer needs.  In other instances, a system integrator becomes a customer of network services (often in commoditized pieces from various providers)(274) and then manages the complex interrelationships among the networks and, in some

(272) Yankee Group, “Network Service Providers Alter Their Business Models To Capture a Greater Share of Increasing Enterprise Budgets” (Jan. 2005).  See also Probe Group, “Control of the Enterprise Market,” at 25 (June 2004) (“In addition to the traditional telecom carriers, the large systems integrators have also focused on the enterprise market.”); Global Crossing, 2003 Form 10-K, at 2 (“[W]e expect global enterprises to continue to outsource their networking needs as companies require the use of networks to interact internally as well as with partners, customers and vendors, driving the demand for IP-virtual private networks (‘VPNs’) and managed services.”); Infonet, Form 10-K, March 31, 2003, at 3-4 (“We believe that enterprises are focusing their resources on their core competencies and increasingly outsourcing their networking needs.  We believe that the ongoing expansion of multinational businesses and new developments in technology have made it difficult for in-house solutions to keep pace with corporate needs.  Therefore, enterprises have turned to third parties who can provide managed data communications services on more efficient basis.  Given the costs and difficulties involved in implementing international network solutions, we expect that multinational enterprises will increasingly outsource their cross-border data communications needs.”); Equant 2003 20-F, at 29 (“We face competition from both established global service providers and increasingly from competitors outside the traditional telecommunications realm. The competitive landscape is becoming increasingly complex as boundaries between IT and telecoms worlds disappear. IT players are willing to expand expertise towards networking while network providers are expanding their portfolio towards integration services.”).

(273) See Yankee Group, “Level 3 Reaches SMBs Through a Systems Integrator Channel Partner,” at 1 (Sept. 14, 2004) (“Close collaboration allows systems integrator channel partners and vendors to gain access to SMBs.”).

(274) See Gartner, Inc., “Fixed Public Network Services, United States, 2001-2017,” at 10 (June 17, 2003) (“As traditional carriers are relegated to more subordinate roles to SIs and outsourcers, their services will become commoditized.”).

circumstances, assumes the risk that the combined networks will not meet customer service level agreement requirements.(275)

Leading system integrators include EDS,(276) IBM,(277) Science Applications International Corporation (“SAIC”),(278) Accenture,(279) and Computer Sciences

(275) Stratecast Partners, “Assessment of Verizon ESG,” at 19-20 (June 2004) (“Increased competition from systems integrators – In addition to their outsourcing capabilities, systems integrators bring important consulting capabilities that address a variety of enterprise application concerns, including the secure and reliable transport of those applications over the wide area.”).

(276) EDS is a pioneer in the nascent VoIP market.  See, e.g., Probe Group, “Enterprise VoIP – Managed/Hosted PBXs in the U.S.,” at 3 (December 2004) (“Large enterprises have been playing around with VoIP and IP Telephony for several years now....  But thus far the largest announced project was won by a system integrator, not a carrier. Next year, Electronic Data Systems (EDS) will provide the network integration and support for a Bank of America project that involves replacing 362 PBXs (180,000 phones) in more than 5,000 U.S. branches with Cisco Call Managers.”).  EDS has further bolstered its cost competitiveness in VoIP by signing a November 3, 2004 contract with 3Com for switches, routers, and VoIP products. See Press Release, EDS, 3COM And EDS Launch New Relationship; EDS To Include 3COM Products Into Its Solutions  (Nov. 25, 2003)” available at http://www.eds.com/news/news.aspx?news_id=1789.

(277) IBM is strategically redirecting its research efforts towards systems integration applications and processes, and analysts predict that “[t]hese new processes are expected to enhance IBM’s competitive advantage in services engagements and enable the company to address the $500 billion [Business Process Transformational Services] market.”  UBS Investment Research, “IBM: A Mid Quarter Look at Global Services,” at 2 (June 18, 2004).  IBM’s most recent enterprise wins include a $157 million contract with Fireman’s Fund Insurance Co. (see BusinessWire, “IBM to Build on Demand Infrastructure for Fireman’s Fund” Jan. 12, 2005, available at  http://www.forbes.com/businesswire/feeds/businesswire/2005/01/12/businesswire20050112005315r1.html), and a $65 million contract with New York City’s Metropolitan Transportation Authority (see BusinessWire, “IBM to Manage Data Center for New York City’s Metropolitan Transportation Authority,” Feb. 8, 2005, available at http://forbes.com/businesswire/feeds/businesswire/2005/02/08/businesswire20050208005372r1.html).

(278) SAIC is ranked highly in both commercial and government arenas: 4 of Top 10 U.S. Systems Integrators-Revenue by Gartner Group / Dataquest (June 23, 2004); 3 of Top 25 Systems Integrators by Federal Computer Week (Sept. 15, 2004); 7 of Top 200 Federal Contractors by Government Executive (Sept. 15, 2004).  See SAIC, Industry Rankings, available at http://www.saic.com/news/rankings.html; SAIC, Federal Contract Vehicles, available at http://www.saic.com/contractcenter/,  Press Release, SAIC, SAIC Wins Enterprise Information Technology Acquisition Contract (July 13, 2004) available at http://www.saic.com/news/2004/jul/13.html (U.S. Air Force Material Command Electronic Systems Center Materiel Systems Group (MSG) awarded SAIC the Enterprise Information Technology Acquisition contract, to provide enterprise information technology (IT) services to the MSG and Standard Systems Group (SSG)).

(279) Bear Stearns, “Accenture,” at 3 (Jan. 7, 2005) (“Accenture is widely recognized as a leader in consulting/systems integration and an emerging player in the business process outsourcing (BPO) services market. The company services approximately 2,650 clients worldwide including 92 of the Fortune 100 and over half of the Fortune 500. Building on the company’s history of organic growth, its breadth and depth of services coupled with its geographic reach and premiere brand are key differentiators among its peers, which has fueled enviable performance even through these recently past difficult times.”).

Corporation (“CSC”).(280)  Both SBC and AT&T regularly see these system integrators competing for telecommunications business.  Overall, system integrators have proven their ability to provide tailored voice and data services of choice in an efficient and cost-effective basis, and recent trends indicate that enterprise customers seeking all services in one contract are often choosing the system integrators’ expertise in software and services over the carriers’ ownership of networks.(281)

h.                                      Equipment Vendors and Value-Added Resellers.

Equipment manufacturers are increasingly competing for business telecommunications systems and services, both directly and through resellers.  IP and IP-enabled PBX phone systems have been rapidly displacing traditional systems in large and smaller businesses alike.(282)  The advent and explosion of IP-based data services and VoIP

(280) CSC recently signed a five-year global IT management services agreement with Sun Microsystems valued at $360 million, in which CSC will manage Sun’s full portfolio of internal business systems applications in the U.S., Europe and Asia Pacific.  See Press Release, CSC, CSC Signs $360 Million Managed Applications Services Agreement with Sun Microsystems (Feb. 2, 2005) available at http://www.csc.com/newsandevents/
news/3421.shtml.

(281) Yankee Group, “Communications Survey Confirms IXCs Lost Enterprise Market Share in 2003” (Mar. 19, 2004).  Yankee Group 2003 Enterprise Communications Survey reported that price, SLA, and all services in one contract were the top three reasons enterprise customers renegotiate a long-distance telephone or network services contract.

(282) Triennial Review Order, 18 FCC Rcd. at 17014 ¶ 47; (“Some analysts have estimated that close to half of U.S. businesses have implemented private business exchanges (PBXs) capable of providing IP telephony and place calls among corporate locations over an IP network: the IP PBX market is projected to be $3.9 billion (20 percent of the PBX market) by 2005, and 25 percent of call center contacts currently use IP technology.”); Probe Group, “Enterprise VoIP – Managed/Hosted PBXs in the U.S.,” at 4 (Dec. 2004)

(“[N]ow that VoIP technology is moving into the mainstream, the IP PBX players are attempting to find additional ways to appeal to smaller businesses who don’t necessarily have the manpower and expertise to install and manage their own IP PBX.”).

have created a vast competitive opportunity for firms such as Avaya,(283) Cisco,(284) Lucent,(285) Nortel,(286) and Siemens,(287) among others.(288)  A significant portion of SBC’s sales to medium and large businesses is attributable to equipment resale, and SBC often competes directly with equipment manufacturers (or any of a legion of value-added

(283) See, e.g., Yankee Group, “The Promising Outlook for Managing Enterprise VoIP, Part 2” at 4 (May 25, 2004) (“Avaya Global Services has built many of its own network and equipment management tools…. The company’s strength is its number two position [behind Cisco] (first in IP among legacy TDM vendors). Avaya has an advantage when enterprises are migrating from TDM to IP-enabled PBX systems.”).

(284) See, e.g., id. at 5 (“Cisco dominates the [IP telephony] market because enterprises have chosen to deploy and manage VoIP networks internally.  Enterprises testing VoIP are doing so within the enterprise data network department – the domain of Cisco.  This has given Cisco a tremendous head start.”).

(285) Among other things, Lucent’s 2004 acquisition of Telica, a leading provider of VoIP communications switching equipment, “materially helps Lucent be more competitive” in providing converged network solutions to the business market. See Lehman Brothers, “Lucent Technologies Company Update,” at 1 (May 25, 2004).

(286) See, e.g., Yankee Group, “Enterprises Should Keep Nortel on Their Network Infrastructure Vendor Short Lists” (Sept. 29, 2004) (“Nortel has a renewed commitment to enterprise networking, a slew of new products, channel leverage, a credible end-to-end solution and migration story of IPT, and improving finances.”).

(287) Siemens has recently aligned with Microsoft in a multi-year agreement to deliver enterprise-grade, presence-enhanced calling, video and Web conferencing, and collaboration solutions to business customers in the U.S. and abroad; a partnership which analysts have considered “a smart move that can help a very broad customer base transition smoothly to next generation Voice over IP solutions.”  Press Release, SIP Center, Siemens and Microsoft Announce Worldwide Alliance to Bring Real-Time Communication and Collaboration Solutions to Market (Jan. 11, 2005), available at  http://www.sipcenter.com/sip.nsf/newsview?open&type=News&docid=WEBB68JN3Y.

(288) See Yankee Group, “Service Providers Risk Losing SMB Customers by Not Selling IP Comm,” at 3 (May 5, 2004) (“Service providers risk losing customers if carriers continue to move slowly on IP communications.  With a growing number of SMBs adopting increasingly affordable SMB-targeted IP telephony solutions from vendors such as 3Com, Cisco, and Avaya, carriers are losing opportunities to up-sell value-added voice applications to SMBs.”); Probe Group, “Enterprise VoIP – Managed/Hosted PBXs in the U.S.,” at 3 (Dec. 2004) (“On the surface, the focus of VoIP in the U.S. and around the world has turned toward consumer markets. But that is not because VoIP activity on the business side is slowing down, only that it is becoming more mundane. The most amazing thing is the sheer number of providers who have popped up since last year.”).

resellers of their equipment) for equipment-based RFPs or the equipment segment of the project.  Many of these sales – and many other opportunities SBC has not won – involve replacing legacy Centrex Services with IP systems.  More fundamentally, businesses are increasingly using IP-based equipment to leverage data networks as a substitute for traditional voice services.(289)  For example, IP-based telephony permits customers to reduce or eliminate the need for separate voice connectivity between two customer locations that area already connected by an IP data network.(290)  As a result, data network providers and CLECs are aggressively using IP-based systems for large and smaller businesses as a combined substitute for traditional voice services.(291)

*              *              *              *              *

Given the number and diversity of competitors offering services and products to businesses, the high fixed cost and relatively low marginal cost of operating

(289) Forrester Research, “IP Telephony Upgrades: Now Or Later?” at 2 (Nov. 19, 2004) (“Adoption of IP telephony (IPT) is not a matter of if companies will replace their legacy voice communications system, but when is the best time to do so. The right time to upgrade to IPT should be based not on technology alone, but also on a company’s business objectives. Convergence of voice and data lays the foundation for advanced communication functionality, simplified management, and potential cost savings.”).

(290) Morgan Stanley, “Strong Showing for Bells in Annual Corporate Survey” at 26 (June 22, 2004) (“28% of respondents indicated that they were currently using VoIP; another 23% are likely to do so in the next 12 months.  With respondents reporting 25% mean savings from VoIP and price being the key catalyst for businesses to switch local providers, we expect it to emerge as the greatest threat to the local Bell monopoly.”).

(291) Probe Group, “Enterprise VoIP – Managed/Hosted PBXs in the U.S.,” at 6 (Dec. 2004) (“A number of additional, fairly established companies have introduced VoIP products targeted to large enterprises and/or service providers wanting to use wholesale offerings to facilitate entry into VoIP business markets. Generally, these companies already have a fairly good position with large enterprises on the data side and are selling direct to them. But increasingly these same players are attempting to leverage their assets by developing products for smaller businesses that are being marketed through indirect channels, service providers and/or agents/resellers. Some of these carriers offer aggregation services while others offer an end-to-end hosted IP solution for private labeling”; referencing, among others: Broadwing, CommPartners, Covad, Global Crossing, IceNet/VoiceWorks, Level 3, Masergy, New Global Telecom/6DegreesIP/ TelPacks, PointOne, Volo Communications, WilTel, and XO).

telecommunications networks and facilities, and the sophistication of customers and the purchasing practices they employ (as discussed in Section B below), the marketplace will continue to be vigorously competitive if the merger is approved.(292)   Even where SBC and AT&T are among the wide range of competitors for any given customer’s communications needs, the combination of the two companies raises no significant chance of anticompetitive effects.(293)

Much of the medium and large business telecommunications market consists of commoditized voice, data, and (increasingly) converged services offered by, among others, the full host of facilities-based providers, including IXCs, data network providers, CLECs, and (increasingly) cable providers.  These services are also provided by a host of other firms that purchase commodity inputs and package and resell them at retail.  As Professor Carlton and Dr. Sider note, reducing by one the number of firms offering such commodity services can have no negative effect on competition through either unilateral or coordinated effects, particularly given the cost structure of the businesses involved.(294)

For telecommunications needs outside the commoditized center of the market, the number and diversity of choices of ways to meet those needs ensure that competition will remain vigorous.  A diverse array of competitors – IXCs, network providers, foreign carriers, system integrators, and equipment vendors – compete for the custom, advanced telecommunications services needs of business customers.  Even if they did not, customers with more complex needs can and do segment them into individual parts when they perceive that doing so will maximize competition.  Regardless of the approach taken

(292) See Carlton & Sider Decl. ¶ 6.

(293) See id

by a business customer, and as the Commission has recognized, there is ample competition.(295)

B.                                     Because the Business Market Includes Highly Sophisticated Customers, Bidding, and Customized Proposals, the Proposed Transaction Is Unlikely To Increase the Risk of Unilateral Anticompetitive Effects or Collusion.

Even for the subset of business customers where AT&T and SBC compete head-to-head, the proposed merger will not result in higher prices or lower quality for those customers.

As detailed above, simpler business telecommunications needs can be met with one of the numerous commoditized options available from numerous competitors in several categories.  Indeed, the vibrant wholesale fiber market has enabled numerous carriers to meet and commoditize simpler business telecommunications needs.  For those business needs that are more advanced and particularized, a variety of factors – all in addition to the abundance of competitors on every permutation of business customer demand – confirm that the proposed transaction will result in neither anticompetitive unilateral conduct nor coordinated interaction:

•                  Large business customers with particularized needs are generally sophisticated and employ rigorous competitive bidding processes to drive down prices and ensure high-quality service.  Customers are unafraid to structure procurements to maximize competition, whether by seeking bundles of differentiated services and applications, dividing requirements by service or geography, or other means of ensuring competition from one bid to the next.  Many customers employ knowledgeable and experienced consultants to assist them in obtaining the best possible terms for their telecommunications needs.  As Professor Carlton and Dr. Sider explain, because competition for business telecommunications services is often carried out through bidding, historical

(294) See id. ¶¶ 93-95, 107.

(295) See id. ¶¶ 96-106.

and current market share data is of limited utility in determining the relative strengths of bid market participants.(296)

•                  Large business customers have a “high demand for a variety of sophisticated telecommunications services,”(297) and enterprise contracts involve complex, heterogeneous services and requirements.  Heterogeneity of demand both makes coordination among bidders difficult and suggests that any two particular suppliers are not likely to consistently be the two low-cost or preferred competitors.(298)

•                  Business customers large enough to have unique needs tend to make purchasing decisions based on intangible and shifting criteria such as network robustness, application integration, network reliability, customer service, and reputation, as well as price.  The variability of selection criteria makes coordination difficult and results in competitors having varying strength from bid to bid.(299)

•                  Many large business customers frequently use large value, complex term contracts, which make each opportunity extremely valuable to competing bidders.  As one leading antitrust commentator notes, with large intervals between bids market shares become meaningless: “the firm that won the one contract awarded in a particular year has 100 percent of that year’s sales – a mostly meaningless number when other firms bid and win in other years.”(3)00

1.                                       The Business Market Includes Sophisticated Customers with Bargaining Power.

It is well established that the sophistication of customers is likely to ensure competition even in highly concentrated markets.(301)  Many business telecommunications customers (and particularly large businesses) are sophisticated and employ rigorous bidding processes to choose from the many market participants to find the competitor best able to supply their specific needs.  The number of competitors, as discussed above,

(296) Id. ¶ 94.

(297) Triennial Review Order, 18 FCC Rcd. at 17012 ¶ 197 n.624.

(298) Carlton & Sider Decl. ¶¶ 90-95.

(299) Id. ¶ 96-106.

(300) Areeda & Hovenkamp, ANTITRUST LAW ¶ 535 (2d ed. 2002).

(301) United States v. Baker Hughes Inc., 908 F.2d 981, 986 (D.C. Cir. 1990).

enhances business customers’ bargaining power, putting them in a position to drive prices down while demanding services and particularized bid specifications.(302)  Medium-sized businesses vary in their sophistication and approach but, particularly for those with the greatest need for more advanced services, can take advantage of the same dynamics to ensure efficient delivery of services.(303)

For customized, non-commoditized (and even often for commodity) services, larger business customers typically issue requests for proposals (“RFPs”) designed to limit the bidding firms to those able to supply the desired specifications.(304)  Others employ more advanced systems, including online bidding systems.(305)  However, the efficiency of this practice is not limited to the largest companies; smaller companies may not issue formal RFPs, but they conduct informal competitions, asking various service providers to submit customized proposals.  Indeed, in 2004, SBC’s department that provides customer pricing for businesses handled about 30,000 separate requests.(306)  Thus, several bidders are considered for each contract and are on roughly equal footing.(307)  Some buyers use consultants to assist in their evaluation of which bidders to invite to participate, as well as their analysis of bids submitted.(308)  As Professor Carlton

(302) Kahan Decl. ¶ 22; Carlton & Sider Decl. ¶¶ 90-95.

(303) Carlton & Sider Decl. ¶¶ 103-106.

(304) See id. ¶¶ 90-93.

(305) Enterprise customers such as Dell and PeopleSoft have employed this bidding strategy, designed to encourage competitors both to undercut each other’s prices and to out-deal each other by offering more advanced bid responses.  Kahan Decl. ¶ 22.

(306) Kahan Decl. ¶ 22.

(307) See Section IX.B supra.

(308) Kahan Decl. ¶ 22.

and Dr. Sider note, both practices indicate the highly competitive nature of the business telecommunications marketplace and reduce the likelihood of anticompetitive effects.(309)

Moreover, recent information indicates that enterprise customers are becoming increasingly more likely to change service providers as contracts come up for renegotiation.  The Yankee Group reported in January 2005 that “[i]n 2003, only 38% of [enterprise] respondents indicated that they changed service providers while in 2004 that number increased to 47%.”(310)

2.                                       Services Provided to Many Customers Are Both Heterogeneous and Provided Through Complex, Valuable Contracts.

For most businesses, particularly medium-sized businesses, the array of commoditized voice, data, and converged services available from a plethora of competitive providers will present options satisfying all their needs.  Some businesses, however, especially among the largest businesses, also seek unique or customized services.  Such services by definition are not “one size fits all”; nearly every bid is different.(311)  As the Commission has previously recognized, “[l]arge enterprises demand extensive, sophisticated packages of services.”(312)  Because the services requested by such business customers are heterogeneous, collusion would be extremely difficult to maintain.(313)  As the Department of Justice has recognized:

[R]eaching terms of coordination may be limited or impeded by product heterogeneity or by firms having substantially incomplete

(309) Carlton & Sider Decl. ¶¶ 90-95.

(310) Yankee Group, “Network Service Providers Alter Their Business Models to Capture a Greater Share of Increasing Enterprise Budgets,” at 7 (Jan. 2005).

(311) Kahan Decl. ¶ 22.

(312) Triennial Review Order, 18 FCC Rcd. at 17063 ¶ 129.

(313) See Carlton & Sider Decl. ¶¶ 90-95.

information about the conditions and prospects of their rivals’ businesses, perhaps because of important differences among their current business operations.  In addition, reaching terms of coordination may be limited or impeded by firm heterogeneity – for example, differences in vertical integration or the production of another product that tends to be used together with the relevant product.(314)

For those customers requiring customized telecommunications services, all these characteristics are present.  As discussed above, the firms providing these services are themselves heterogeneous, approaching customers from vastly different positions of strength.  For example, systems integrators emphasize their experience in applications and complex systems, and persuade customers that the underlying transport of data is a mere commodity; carriers may emphasize preexisting relationships, reputation, and their control of their own networks and ability to offer end-to-end service and monitoring.  The heterogeneity of firms makes both coordination and the possibility of two bidders recurrently being the two top choices highly unlikely.(315)

Moreover, medium-sized and large business customers often base their purchasing decisions on an array of tangible and intangible factors going well beyond price.  Larger business customers are particularly willing to “pay a premium” for “reliability, availability, and experience.”(316)  The Commission has previously discussed at some length the complexity of enterprise customers’ desired services, and their willingness to pay higher prices to receive these services:

128. Small and medium enterprises are willing to pay higher prices for telecommunications services than the mass market.  Because their

(314) Merger Guidelines, Section 2.11.

(315) See Carlton & Sider Decl. ¶¶ 90-95.

(316) Frost & Sullivan, “U.S. Communication Services Market Overview and Future Outlook,” at 70, 85 (2004).

ability to do business may depend on their telecommunications networks, they are typically very sensitive to reliability and quality of service issues. These customers buy larger packages of services than do mass market customers, and are willing to sign term contracts. These packages may include POTS, data, call routing, and customized billing, among other services.

129. Large enterprises demand extensive, sophisticated packages of services. Reliability of service is essential to these customers, and they often expect guarantees of service quality. The services they might purchase include an internal voice and data network, local, long distance, and international POTS service to one or multiple locations, provisioning and maintenance of a data network such as ATM, frame relay or X.25, and customized billing. The large revenues these customers generate, and their need for reliable service and specialized equipment to serve them, provide a large incentive to suppliers to build their own facilities where possible, and carry these customers’ traffic over their own networks.(317)

The varying emphasis placed by enterprise customers on intangible criteria such as network reliability, robustness and service(318) means that there is an ever-shifting permutation of strongest bidders for these business accounts.  As Professor Carlton and Dr. Sider explain,(319) “the importance of non-price elements of competition further reduces the likelihood that firms can exercise market power either unilaterally or through coordinated effects.”(320)

In addition, the largest business customers are often willing to enter into long-term, high-value contracts, making each opportunity extremely valuable to the bidding

(317) Triennial Review Order, 18 FCC Rcd. at 17063 ¶¶ 128-29 (emphasis added).

(318) For example, many enterprises are placing increasing value on service level agreements (“SLAs”) and have become “increasingly willing to partner with hardware providers, software providers, integrators or VARs.”  Yankee Group, “Network Service Providers Alter Their Business Models to Capture a Greater Share of Increasing Enterprise Budgets,” at 10 (Jan. 2005).  Others place more value in the trust and perceived reliability of the telecommunications carriers with which they have long term business relationships.  Id. at 9.   Still others focus on, for example, “stringent design and operational standards with higher capacity and more reliability,” such as that provided by ATM/frame relay.  Triennial Report Order, 18 FCC Rcd. at 17013 ¶ 46.

(319) Kahan Decl. ¶¶ 20, 24; see Carlton & Sider Decl. ¶¶ 6, 31.

parties and further decreasing the likelihood of collusion.(321)  Large business contracts often generate enormous revenues, which give suppliers substantial incentive to win each contract, and create enormous lost opportunity costs when contracts are lost.  Where “large buyers engage in long term contracting, so that the sales covered by such contracts can be large relative to the total output of a firm in the market, firms may have the incentive to deviate,” especially where “the duration, volume and profitability of the business covered by such contracts are sufficiently large as to make deviation more profitable in the long term than honoring the terms of coordination, and buyers likely would switch suppliers.”(322)  Thus, for those businesses with needs beyond commodity voice, data, and converged services, marketplace conditions insure that the benefits of competition still flow to the customer.

C.                                     AT&T and SBC Focus on Different Customer and Service Segments.

Although their businesses overlap in the provision of services to some business customers, SBC’s and AT&T’s strengths are far more complementary than competitive.  Whereas AT&T’s focus is increasingly on the largest enterprise customers with the most complex needs, SBC does not serve the needs of truly nationwide and international customers and instead focuses on customers with a predominance of locations within the

(320) Carlton & Sider Decl. ¶ 95.

(321) See, e.g., Triennial Review Order, 18 FCC Rcd. at 17063 ¶¶ 128-29 (Enterprise customers “are willing to sign term contracts” for their large packages of services.).

(322) Merger Guidelines, Section 2.12; see also Areeda & Hovenkamp, ANTITRUST LAW ¶ 404c4 (2d ed. 2002) (stating that where “sales opportunities are rare, . . . each [participant] has a powerful incentive to prevail at each opportunity”).

SBC 13-state region plus the 30 out-of-region markets and who generally require less complex voice and data solutions.(323)

SBC’s and AT&T’s internal categorizations of business opportunities demonstrate their fundamentally different roles in the business marketplace.  For SBC, any company with more than $48,000 per year in business is considered an “Enterprise” customer.(324)  For AT&T, the “Enterprise” label applies to customers expected to spend $1 million per year or more.  Moreover, whereas AT&T separately categorizes companies expected to spend tens of millions of dollars or more annually as “Signature” customers, SBC has no such high-end segmentation.(325)  As is suggested by this categorization, AT&T is focused on customers with the most geographically dispersed, complicated needs, whereas SBC is focused on (1) customers with more basic telecommunications requirements, and (2) customers with locations predominantly in its region and a limited number of out-of-region MSAs.  The distance between the areas of competitive focus for the two companies would be unlikely to narrow in the foreseeable future even if the companies did not merge.(326)

AT&T has historically been a leading provider of a broad range of “primary” services and solutions for the largest (Fortune 1000) businesses.  In particular, AT&T possesses two important assets that SBC could not economically create on a national or international basis in the near term:  reputation and experience as a leading provider of complex voice and data services to the world’s largest businesses, and an advanced

(323) Kahan Decl. ¶¶ 20, 24; see Carlton & Sider ¶¶ 6, 31.

(324) Kahan Decl. ¶ 22.

(325) See Carlton & Sider Decl. ¶ 105.

(326) Kahan Decl. ¶¶ 17-19.

network with both national and international scope.  As Forrester Research recently summarized:

AT&T’s great strength lies in assets that SBC lacks; its enterprise business customer base and the national and global network that supports their requirements. To retain its status as enterprises’ primary voice and data provider, AT&T offers multiple VPN and VoIP services and has modernized its network infrastructure and network management systems to state-of the-art status.(327)

As described above, given competitive market conditions, AT&T has recently undertaken to make best use of its resources by focusing on the most complex needs of the largest enterprise customers, with a concomitant shift of focus away from attracting customers in the mass market and smallest business segments.(328)

AT&T’s focus on larger businesses and managed services forms a natural complement to SBC.  SBC does not have a nationwide or global network or a track record of providing, or the expertise necessary to provide, the complex managed networks and services demanded by many customers, who already enjoy an intensely competitive marketplace populated by many established domestic and international network owners and systems integrators.  As a result, although it operates a business called “Global and Enterprise Markets,” SBC in fact focuses its competitive efforts on a limited subset of businesses centered in SBC’s region.(329)

Most enterprise customers have needs outside of SBC’s region and outside of SBC’s 30 targeted MSAs, and these customers are particularly demanding of the most feature-rich, cost-effective, flexible, reliable and secure communications services

(327) Forrester Research, “SBC-AT&T Merger Makes Sense:  Complementary Assets And Customer Bases Make A Logical Combination,” at 2 (Feb. 4, 2005).

(328) Polumbo Decl. ¶¶ 2, 9; Horton Decl. ¶¶ 2,7.

available.(330)  As indicated in connection with the 1999 SBC/Ameritech merger, SBC had aspired to become a more robust national player for the complex needs of these customers.  Because SBC does not own its own dense national long-haul network, SBC attempted to serve those needs through an arrangement with WilTel, using WilTel’s network.  SBC found, however, that its particular arrangement with WilTel did not give it enough end-to-end network management control and flexibility to meet these customers demanding requirements for system integration and accountability, performance and provisioning and trouble-shooting speed and flexibility.(331)  The capability seamlessly to integrate highly competitive international services and network capabilities has also become increasingly important, and SBC’s arrangements with Infonet and other global providers likewise provided insufficient integration and network management control.(332)

Moreover, just as SBC was completing the Ameritech transaction and implementing its national/local strategy, the telecom sector suffered a major slowdown, retarding customer expenditures and heightening competition among the many established national and global suppliers that have spent years and decades cultivating reputations in this space, significantly limiting opportunities for growth.  And SBC’s initial investments in voice-centric out-of-region capabilities have been made less useful by the emerging emphasis on unified data networks.

(329) Kahan Decl. ¶ 22.

(330) Id. ¶¶ 24, 26.

(331) Id. ¶ 25.

(332) Id. ¶ 26.

At the same time, AT&T and the many other national network providers and system integrators have continued to enhance and improve their abilities to provide the differentiating managed and system integration capabilities and sophisticated network applications, such as call routing and service management tools that SBC has no track record in providing.(333)  Although SBC has made substantial efforts to close the gap, those efforts have not created an effective competitor for large business customers with out-of-region national or international needs.(334)  As one new AT&T customer has explained:

“Many of our offices have different providers of telecommunications,” said John Kozero, a Fireman’s Fund spokesman.  “There’s no coherent connections.  I can’t send a voice mail to any other office on my own.”  Not only that, he said, but “if there’s a problem, we have to run down a couple of dozen service providers” to find out who needs to fix what.  “With a single provider, you have one throat to choke,” he said.  With AT&T’s network, Kozero said, about 4,400 employees and 3,600 independent agents will be connected with fiber optics that will boost quality and speed of voice and information transmission.  “We traded a couple of dozen vendors for one coherent provider that maintained the whole network,” he said of AT&T.  “That’s their business.”(335)

For all of these reasons, SBC focuses on customers with a predominant in-region presence.  SBC’s “Global and Enterprise Markets” sales, while marginally growing, remain predominantly focused on local services and equipment sales, and are a small

(333) Id. ¶ 26; Almar Latour, For SBC, Fading AT&T Offers A Rich Prize: Business Customers, WALL ST. J., Jan. 28, 2005 at A1 (“But AT&T would fill a big gap in SBC’s portfolio, SBC has trouble being taken seriously by the phone industry’s most lucrative customers:  big corporations who spend millions of dollars on phone and data services.”).

(334) Kahan Decl. ¶ 27.

(335) Bobby White and Jim Fuquay, SBC Bid for AT&T Could Mark End of Era, FORT WORTH STAR-TELEGRAM, Jan. 28, 2005, available at http://www.rednova.com/news/display/?id=122886.

fraction of AT&T’s and other significant national competitors’ sales.  As AT&T’s CEO has noted:

[T]he RBOCs are going to be most competitive in their regional footprint for companies that fit nicely in that.  It’s not to say they don’t compete out of region, but the more they get away from their in region footprint, obviously, their cost structures change and they also have a deficit not only in facilities but actual service and support.  And that’s where, from both national and global type enterprises, we remain with a pretty clear differentiation.(336)

Whatever ability SBC might have in the future to compete for national customers, it plainly would have no unique advantages in that regard.(337)  SBC has no greater ability to construct a national network, or provide national services over the facilities of other carriers, than many other providers seeking to become significant national and global players.(338)  Accordingly, the proposed transaction should not raise concerns about a loss of potential SBC competition in the national and international enterprise marketplace.  Indeed, as discussed above, the complementarity of SBC’s and AT&T’s strengths will uniquely offer business customers of all sizes numerous benefits that neither company is likely to achieve on its own.(339)

(336) AT&T Corp., Q4 Earnings Call (Jan. 20, 2005).

(337) Accord, MCI/WorldCom, 13 FCC Rcd. at 18098-99 ¶¶ 128-29 (Where one of the merging parties is “not a significant competitor” in the market or do “not possess any special retail assets or capabilities that would make it more likely than other carriers to become a major participant in the mass market,” the merger “is not likely to affect adversely competition.”).

(338) See Kahan Decl. ¶¶ 23-24.

(339) See Carlton & Sider Decl. ¶¶ 35-37.

D.                                    SBC’s Position as a Provider of Special Access in Its ILEC Territory Raises No Merger-Specific Issues, and Any Concerns About Special Access Should Be Addressed in Ongoing Industry-Wide Proceedings and Not Here.

There is no basis for concern that this merger will harm either the market for special access services or the customers of those services.  Competition in special access services has existed since long before the 1996 Act.  During the past twenty years, competitive providers have been building out their fiber networks, prompting the Commission to recognize not only that “competing carriers have deployed significant amounts of fiber transport facilities to serve local markets,” but that they also have “built fiber loops to buildings that carry a significant portion of the competitive traffic in certain MSAs.”(340)

The Commission has responded to growing competition in special access by beginning to deregulate partially some of the incumbent LECs’ special access services.  For example, in 1992, it permitted ILECs that had established collocation arrangements to offer volume and term discounts and deaveraged rates.(341)  Four years later, it eliminated certain price floors that had constrained LECs’ ability to lower prices in response to competition.(342)   In 1999, the Commission found, in light of marketplace

(340) Triennial Review Order, 18 FCC Rcd. at 17155, 17211 ¶¶ 298, 378.

(341) In re Expanded Interconnection with Local Telephone Company Facilities, 7 FCC Rcd. 7369, 7451 ¶ 172 (1992) (“Excessive constraints on LEC pricing and rate structure flexibility will deprive customers of the benefits of competition and give new entrants false economic signals”), vacated in part and remanded, Bell Atlantic Tel. Cos. v. FCC, 24 F.3d 1441 (D.C. Cir. 1994).

(342) In re Access Charge Reform, Third Report and Order, 11 FCC Rcd. 21354, 21484-88 ¶¶ 300-04 (1996).

developments, that these deregulatory measures had not gone far enough.(343)  Accordingly, it established a pricing flexibility framework that further deregulated incumbent LEC special access services in areas where competitors had made irreversible investments in facilities.  The Commission found that the deregulatory measures it was taking in such areas would be unlikely to result in exclusionary behavior because “when competitors have made irreversible investments in facilities within a given MSA . . . . efforts to exclude competitors are unlikely to succeed.”(344)  Today, most of SBC’s special access revenues are derived from  areas in which competitors have made the requisite “irreversible investment in facilities” to permit pricing flexibility.

ILECs, IXCs, CLECs and others have disagreed as to whether the deregulatory measures in the Pricing Flexibility Order went  too far or not far enough.  However, that disagreement is irrelevant to this merger proceeding.  The regulation of ILEC provision of special access services is an industry-wide issue, and the Commission has consistently held that industry-wide issues are not within the scope of merger proceedings.(345)

(343) In re Access Charge Reform, Fifth Report and Order, 14 FCC Rcd. 14221, 14232-33 ¶ 19 (1999) (“Pricing Flexibility Order”), aff’d WorldCom, Inc. v. FCC, 238 F.3d 449 (D.C. Cir. 2001).

(344) Id. at 14262 ¶ 77.

(345) “The Commission has regularly declined to consider in merger proceedings matters that are the subject of other proceedings before the Commission because the public interest would be better served by addressing the matter in the broader proceeding of general applicability.” In re Applications of Southern New England Telecommunications Corporation and SBC Communications, Inc., Memorandum Opinion and Order, 13 FCC Rcd. 21292, 21306 ¶ 29 (1998) (“SBC/SNET”); see also AT&T/TCI, 14 FCC Rcd. at 3183 ¶ 43 (“Accordingly, this is like other cases where the Commission has declined to consider, in merger proceedings, matters that are the subject of rulemaking proceedings before the Commission because the public interest would be better served by addressing the matter in a broader proceeding of general applicability.”); Cingular/AWS, 19 FCC Rcd. at 21592 ¶ 183 (holding that the concern that the merged entity could “discriminate against competitors, whether such carriers are wireless or wireline, in the provisioning of special access services, . . . is more appropriately addressed in our existing rulemaking proceedings on special access performance metrics and special access pricing.  By addressing these issues in the context of a rulemaking, we will be able to develop a comprehensive approach based on a full record that applies to all incumbent LECs so that the Commission treats similarly-situated incumbent LECs in the same manner.”) (footnote omitted); In re Applications of Comcast Corporation, AT&T Corp., and AT&T Comcast Corporation, Memorandum Opinion and Order, 17 FCC Rcd. 23246, 23257 ¶ 31 (2002) (noting that not the license transfer proceeding, but rather “[t]he Commission’s pending rulemaking on cable horizontal ownership is the more appropriate forum for consideration of the potential effects of industry-wide clustering on the distribution of programming by MVPDs to consumers.”); In re Application of EchoStar Communications Corporation, (a Nevada Corporation), General Motors Corporation, and Hughes Electronics Corporation (Delaware Corporations) (Transferors) and EchoStar Communications Corporation (a Delaware Corporation) (Transferee), Hearing Designation Order, 17 FCC Rcd. 20559, 20583 ¶ 48 (2002) (noting that the Commission “disagree[d] with Consumers Union’s recommendation that this license transfer proceeding is the appropriate vehicle to restructure the public interest set-aside obligations for the proposed New EchoStar. . . . [because t]he conditions requested by Consumers Union raise issues that have application on an industry-wide basis.  Accordingly, we find that the specific recommendations made by Consumers Union with respect to public interest set-aside issues are properly addressed in the rulemaking setting rather than a subset thereof in the context of a merger application.”) (footnote omitted); In re Applications of OTI Corporation, MCI Communications Corporation, and MCI/OTI Corporation, Order, 6 FCC Rcd. 1611, 1613 ¶ 18 (1991) (“With regard to USTA’s comments, the Bureau views the possible shortage of CIC codes as a separate industry-wide issue which is not related to the pending merger.”).

Instead, they should be reserved for rulemakings of general applicability.  The Commission has initiated just such rulemakings on both special access pricing and performance measures.(346)  Thus, with all the various arguments of the parties before it, the Commission on January 31, 2005, commenced a comprehensive re-examination of its regulatory regime for price cap LEC special access services.  If, after developing a complete record there, the Commission finds in that proceeding that its existing regulatory regime does not adequately address ILEC provision of special access services, it will presumably modify its regulations as necessary and appropriate.  Those regulations, of course, will apply to the special access offerings of the combined

(346) See supra n.316; see also In re Special Access Rates for Price Cap Local Exchange Carriers, Order and Notice of Proposed Rulemakeing, WC Dkt No. 05-25, 2005 WL 235782 (Jan. 31, 2005); In re Performance Measurements and Standards for Interstate Special Access Services, Notice of Proposed Rule Making, 16 FCC Rcd. 20896 (2001).

company.   It is in that context, therefore, not this merger proceeding, that debates over the competitiveness and the proper regulation of special access services should be conducted.(347)

Moreover, specific special access regulatory issues aside, SBC must provide unbundled access to DS1 and DS3 loop and transport facilities to the extent that the Commission has found that competitors are impaired without such access.  In its February 4, 2005 TR Remand Order, the Commission required such unbundling in the overwhelming majority of SBC’s wire centers.(348)

X.                                    THE MERGER WILL NOT HARM COMPETITION IN THE PROVISION OF INTERNET SERVICES

The merger will not harm competition for Internet backbone services or broadband and narrowband Internet access services.

A.                                   There Is No Issue Regarding Reduced Competition in the Backbone Sector.

The Commission, in prior actions, has identified “Internet Backbone Providers” (“IBPs”) as occupying a distinct space, separate from end users and Internet Service

(347) Nor are any significant competitive issues raised by AT&T’s limited ownership of local facilities in SBC’s territories that AT&T uses primarily in connection with its own provision of retail business services.  AT&T’s local network facilities have very limited coverage, and there are numerous other competitive carriers that have deployed local network facilities comparable to those owned by AT&T.  Indeed, there are more than twenty five competitive carriers in SBC’s service areas that are on AT&T’s approved list for special access purchases.  See, e.g., MCI/WorldCom, 13 FCC Rcd. at 18098-99 ¶¶ 128-29 (where one of the merging parties is “not a significant competitor” in the market and does “not possess any special retail assets or capabilities that would make it more likely than other carriers to become a major participant in the mass market,” the merger “is not likely to affect adversely competition”).

(348) Triennial Review Remand Order ¶ 65 (“the availability of UNEs is itself a check on special access pricing”).

Providers (“ISPs”).  End users send and receive information; ISPs provide those end users with access to the Internet backbone networks; and the major IBPs route traffic between those ISPs and smaller IBPs, thereby facilitating their interconnection.  The Commission has therefore determined that Internet backbone services, defined as the transporting and routing of packets between and among ISPs and regional backbone networks, constitutes a separate relevant product market.(349)

In the prior actions involving WorldCom,(350) the Commission addressed the combination of two Internet backbone service providers by assessing the impact such a combination would have on the degree of concentration in that market.(351)  The primary concern articulated by the Commission and the Department of Justice was that an increase in concentration could have a detrimental effect on existing peering relationships.  Specifically, if one IBP became so much larger than all the others, it would have the ability, and the incentive, to “de-peer” with other IBPs, thereby forcing them to pay for services now available at no charge.(352)  Alternatively, it could degrade the quality of the interconnection, to the detriment of the smaller competitors.(353)

(349) Schwartz Decl. ¶ 5 (citing MCI/Worldcom, 13 FCC Rcd. at 18106-07 ¶ 148).

(350) These include the WorldCom-MCI merger in 1998, the WorldCom-Sprint Merger in 2000, and the WorldCom-Intermedia merger, also in 2000. See In re Application of WorldCom, Inc. and MCI Communications Corp. for Transfer of Control of MCI Communications Corp. to WorldCom, Inc., Memorandum Opinion and Order, 13 FCC Rcd. 18025 (1998); In re Intermedia Communications, Inc., Transferor, and WorldCom, Inc., Transferee, for Consent to Transfer Control of Corporations Holding Commission Licenses, Memorandum Opinion and Order, 16 FCC Rcd 1017 (2001); Commission Seeks Comment on Joint Applications for Consent to Transfer Control Filed by MCI Worldcom, Inc. and Sprint Corporation, Public Notice, CC Dkt No. 99-333, DA 00-104 (Jan. 19, 2000).

(351) See, e.g., MCI/Worldcom, 13 FCC Rcd. at 18106-07 ¶¶ 150, 155; In re Worldcom/Intermedia, 16 FCC Rcd. 1021-22 ¶ 10.

(352) See DOJ WorldCom-Sprint Complaint ¶¶ 40-44; DOJ WorldCom-Intermedia Complaint ¶¶ 34-38.  Interconnection is achieved through one of two ways.  In a non-compensatory peering arrangement, the parties exchange traffic that originates from an end user on one network and terminates with an end user connected to the other network without charge.  In a transit arrangement, one IBP pays the other IBP to carry its traffic, with the amount charged for this service dependant upon the capacity of the connection.  While transit arrangements allow the IBP buying the transit service to reach all customers reachable by the selling IBP (as opposed to those customers that are on the selling IBP’s direct network), it does increase the costs of providing IBP services. See DOJ WorldCom-Sprint Complaint, ¶¶ 23, 24; DOJ WorldCom-Intermedia Complaint, ¶¶ 18, 19.

These concerns, it should be noted, arose in evaluating mergers involving the largest, and at that time, the nearly dominant, IBP; further, in WorldCom-MCI and in WorldCom-Sprint, the merger involved the proposed combination of the number one and number two backbones.(354)  Even without the dramatic changes that have occurred since 2000, which are discussed in more detail below, this transaction between AT&T and SBC, if presented to the Commission in 2000, would not have raised any competitive concerns.

In any event, the structure of the Internet backbone business has changed drastically since the last time the Commission addressed it.  First, since 2000, the sector has become much less concentrated and much more competitive.  In prior transactions, the leading provider had over one-third of the traffic, and in two of the cases reviewed the combined entity’s share would have exceeded 50% of total Internet traffic.(355)  Today, the

(353) Schwartz Decl. ¶¶  10-11; MCI/WorldCom, 13 FCC Rcd. at 18108-09 ¶ 150; United States v. WorldCom, Inc. and Sprint Corporation, Compl. ¶ 150 (filed D.D.C., June 26, 2000) (“DOJ WorldCom-Sprint Complaint”), available at http://www.usdoj.gov/atr/
cases/f5000/5051.pdf; United States v. Worldcom, Inc. and Interedia Communications, Inc., Compl., ¶¶ 33-34 (Nov. 17, 2000) (“DOJ WorldCom-Intermedia Complaint”), available at http://www.usdoj.gov/atr/cases/f7000/7043.pdf.

(354) Schwartz Decl. ¶¶ 15-16.

(355) See Schwartz Decl. ¶ 18 & Table 1; see also DOJ WorldCom-Sprint Complaint, ¶ 32; Address by Constance K. Robinson, Director of Operations and Merger Enforcement, Antitrust Division, U.S. Dep’t of Justice, “Network Effects in Telecommunications Mergers:  MCI WorldCom Merger:  Protecting the Future of the Internet,” at 10-11 (Aug. 23, 1999), available at http://www.usdoj.gov/atr/public/speeches/3889.pdf.

shares of the top providers are less than half as large (in the range of 15% or so), and the top 5-7 providers are roughly comparable.  There are myriad smaller providers as well.(356)  Moreover, the combined company would not have shares even exceeding 20%, let alone the over 50% shares presented by the WorldCom-Sprint merger.(357)  This is not surprising, since while AT&T is fully peered (that is, it pays no other IBP for transit), SBC is not.(358)  Indeed, SBC is one of the many smaller new entrants into this business, and does not control a significant share of traffic or revenue.(359)

The deconcentration of the Internet backbone sector is consistent with the technological and other developments in the past four years that have both created huge new demand for Internet backbone services, and reduced the cost of Internet backbone equipment, thereby lowering entry barriers.

Thus, the level of concentration is much lower today, the increase in concentration that would result from this transaction would not be material, and the combined company cannot credibly be portrayed as even approaching the range of dominance that was the source of the Commission’s concerns in prior transactions.(360)

(356) Schwartz Decl. ¶ 22 & Table 2.

(357) Id. ¶ 31 and Tables 2 & 3.  As to public peering points, AT&T neither owns nor controls any.  SBC owns two, only one of which is operational.  Id. ¶ 13 & n.6.

(358) Id. ¶¶ 20, 30.

(359) Id. ¶ 31.

(360) Id. ¶ 38.

B.                                     The Merger Will Not Lessen Competition in the Provision of Internet Access Services.

Similarly, the merger will not lessen competition in the provision of Internet access services.  The Commission has previously treated broadband access and narrowband access as separate markets.(361)  AT&T has a minimal presence in these markets and is no longer actively competing for such customers and therefore eliminating AT&T as an independent competitor will not harm competition.

1.                                       Broadband Internet Access.

The Commission concluded in its most recent report on broadband deployment that there has been a “proliferation of new advanced telecommunications networks.”(362)  The number of residential and small business high-speed broadband lines more than tripled from 7.8 million in mid-2001 to 26.0 million in December 2003, and that was expected to have increased to 33.5 million by the end of 2004.(363)  These lines are offered by multiple, facilities-based competitors that will be unaffected by the merger.  Cable companies provide more than half of all broadband access lines.  In addition, “Wi-Fi joins an increasingly lengthy list of other wired and wireless methods of accessing the Internet, . . . [including] WiMax, personal area networks, satellite technologies, fiber-to-the-home, and broadband over power lines, in addition to the more familiar cable modem and [DSL] services.”(364)  The Commission concluded that “the competitive nature of the

(361) See Time Warner/AOL, 16 FCC Rcd. at 6574 ¶ 69.

(362) FCC, Availability of Advanced Telecommunications Capability in the United States, FCC 04-208, GN Dkt No. 04-54, Fourth Report to Congress, at 8 (Sept. 9, 2004).

(363) Id. at 30.

(364) Id. at 8.

broadband market, including new entrants using new technologies, is driving broadband providers to offer increasingly faster service at the same or even lower retail prices.”(365)

The merger will not reduce this competition in any measurable way.(366)  AT&T provides broadband Internet access solely through facilities secured through its purchases of UNE-P.  AT&T has a commercial arrangement with Covad, in which AT&T pairs its local services with Covad’s DSL services through a line splitting or line sharing arrangement.  As explained above, however, AT&T has ceased actively competing for mass market customers, and is not attempting to win new DSL customers.(367)  Indeed, AT&T has only a limited number of DSL customers; by contrast, Comcast has almost 7 million broadband subscribers (and added 1.4 million in 2004 alone), and SBC has 5.1 million DSL customers in its region (and added 425,000 in the fourth quarter of 2004).  AT&T is simply not a significant competitor in the broadband market, and provides no price-constraining competition to SBC or other broadband providers.

2.                                       Narrowband Internet Access.

Removing AT&T from the narrowband Internet access market will likewise have no adverse effect on competition.  The Commission has consistently found that “there are a large number of firms providing Internet access services . . . and these markets are quite competitive today.”(368)  Indeed, the Commission has found that the “preconditions for

(365) Id. at 13.

(366) See Schwartz Decl. ¶¶ 33-34.

(367) Polumbo Decl. ¶ 12.

(368) AT&T/TCI, 14 FCC Rcd. at 3206 ¶ 93.

monopoly appear absent.”(369)  Moreover, the narrowband ISP market is dominated by AOL, which has more than 22.7 million customers.  The remainder of the market is fragmented among dozens of providers.  SBC offers narrowband ISP services in its region in partnership with Yahoo; AT&T offers ISP services nationwide through its AT&T WorldNet offer.  None of these other providers (including SBC or AT&T) has a large market presence, and many are larger than AT&T.  More importantly, however, as with mass market services generally, AT&T is not pursuing new ISP customers: AT&T has stopped actively marketing its AT&T WorldNet services and has selectively raised retail rates.  Thus, AT&T is not actively competing for narrowband ISP services, and removing AT&T as an independent competitor could not harm competition.

XI.                                THE MERGER WILL NOT ADVERSELY AFFECT COMPETITION IN THE PROVISION OF WIRELESS SERVICES.

The Commission has repeatedly recognized that there is vigorous competition in the provision of wireless communications services, with numerous providers, low barriers to switching, aggressive introduction of new services and features, tremendous growth in penetration and usage, and continually falling prices.(370)  This strong competition will be unaffected by the merger.

SBC participates in the wireless industry through its Cingular Wireless joint venture with BellSouth Corporation.  AT&T has no present or planned facilities-based

(369) In re Inquiry Concerning the Deployment of Advanced Telecommunications Capability to All Americans in a Reasonable and Timely Fashion, and Possible Steps to Accelerate Such Deployment Pursuant to Section 706 of the Telecommunications Act of 1996, Report, 14 FCC Rcd. 2398, 2323 ¶ 48 (1999).

(370) See, e.g., Ninth CMRS Report, 19 FCC Rcd. at 20600 ¶ 2.

mobile wireless service operations and resells wireless services to only several thousand residential consumers under a legacy arrangement with AT&T Wireless that was terminated last year.(371)  In the spring of 2004, AT&T announced a plan to market wireless services under resale or mobile virtual network operator (“MVNO”) arrangements.  Following its decision to cease actively competing for mass market customers, AT&T significantly scaled back its MVNO plan and repositioned it as an offering primarily aimed at enterprise customers.  The scope and scale of AT&T’s current plans – which pre-date consideration of a merger with SBC – are quite limited and would not materially increase competition.  This is especially true with respect to sophisticated large business customers that are able to negotiate directly with facilities-based wireless carriers or to purchase wireless services or service bundles from numerous other MVNOs or resellers.  Thus, no detailed analysis is required to conclude that the proposed transaction cannot adversely affect competition in any wireless service market.(372)

The combination of SBC, a majority owner of Cingular Wireless, and AT&T, which is not a facilities-based provider of mobile wireless services, cannot significantly increase concentration in the combined market for wireless services.(373)  Indeed, because

(371) Polumbo Decl. ¶ 12.

(372) See Cingular/AWS, 19 FCC Rcd. at 21556 ¶ 69 (“Transactions that do not significantly increase concentration or do not result in a concentrated market ordinarily require no further analysis”); see also Carlton & Sider Decl. ¶ 40.

(373) In Cingular/AWS, the Commission determined that “there are separate markets for interconnected mobile voice and mobile data services and also for residential and enterprise services.”  19 FCC Rcd. at  ¶ 74.  The Commission recognized, however, that since “most mobile data services are currently sold as add-ons to mobile voice services rather than as separate data only service offerings,” id. ¶ 75, there is generally no need separately to analyze voice and data.  Id. ¶ 76 (“by employing an analysis that does not distinguish mobile data subscribers from mobile voice subscribers, we are unlikely to overlook adverse competitive effects in the mobile data market using this approach”).  Likewise, because “enterprise customers tend to be high-volume users of mobile voice services, competition among carriers to attract and retain enterprise customers is likely to be relatively intense,” an analysis “based on combined mobile telephony services is unlikely to understate potential competitive harm to the market for enterprise services.”  Id. ¶ 79.  Accordingly, the Commission concluded in that proceeding – and should conclude here – that there is no need “to distinguish mobile data subscribers from mobile voice services, or enterprise subscribers from residential subscribers.”  Id. ¶ 74.  Rather, the Commission can instead “analyze all of them under the combined market for mobile telephony services.”  Id. ¶ 74.

AT&T provides mobile wireless services today only as a reseller,(374) there will be no increase in concentration under the framework for concentration analysis that the Commission has applied in prior proceedings.(375)  But, even if the loss of AT&T as an actual resale competitor could have theoretical relevance, it plainly has no practical significance because, as noted, AT&T serves only a few thousand of the more than 160 million(376) subscribers to wireless services.  Moreover, in the wake of AT&T’s decision to cease actively competing for mass market customers and the termination of its legacy arrangement with AT&T Wireless, AT&T no longer markets these wireless services.(377)

Nor can AT&T be considered a significant, much less a unique, potential competitor.  Following its decision last year to cease actively competing for mass market customers, AT&T cancelled plans announced earlier in the year to sell AT&T-branded wireless service to its mass market customers pursuant to an arrangement with Sprint.(378)

(374) Polumbo Decl. ¶ 12.

(375) See Cingular/AWS, 19 FCC Rcd. at 21563 ¶ 92 (“Generally, we limit our analysis to only facilities-based carriers, either nationwide or regional, for example excluding mobile virtual network operators (‘MVNOs’) and resellers from consideration when computing initial concentration measures.”).

(376) Ninth CMRS Report, 19 FCC Rcd. at 20601 ¶ 5 (“In the 12 months ending December 2003, the United States mobile telephony sector increased subscribership from 141.8 million to 160.6 million”).

(377) Polumbo Decl. ¶ 12.

(378) Id.; see Press Release, AT&T, AT&T To Offer Wireless Services To Consumers And Businesses Nationwide Through Agreement With Sprint (May 18, 2004), available at http://www.att.com/news/2004/05/18-13067.

And although AT&T continues to consider offering mobile wireless services to its enterprise customers through a resale or MVNO arrangement, there are many other actual and potential facilities-based and non-facilities-based providers of these services.  As the Commission has recognized, because “enterprise customers tend to be high-volume users of mobile voice services, competition among carriers to attract and retain enterprise customers” is “intense.”(379)  Post-merger, no less than pre-merger, competitive market outcomes are assured by the ability of these sophisticated enterprise customers to negotiate directly with any of the facilities-based providers of mobile wireless services or with wireline enterprise service providers or others who have equal ability to provide these services – either separately or as part of service bundles – pursuant to resale or MVNO arrangements.  Thus, as Professor Carlton and Dr. Sider conclude, the loss of “a narrowly focused entrant reseller would not be expected to adversely affect competition.”(380)

XII.                            THE MERGER WILL NOT ADVERSELY AFFECT COMPETITION IN THE PROVISION OF INTERNATIONAL SERVICES

The proposed transaction will have no measurable impact on competition in the provision of international services.  The Applicants have certified in their applications(381)

(379) Cingular/AWS, 19 FCC Rcd at 21560 ¶ 79.

(380) Carlton & Sider Decl. ¶ 57.

(381) As detailed in the international 214 and submarine cable licenses, AT&T is presently affiliated with non-dominant carriers in a number of countries, all of which, with the exception of the Russian Federation (Russia), are in countries that are members of the World Trade Organization (“WTO”).  As the Commission has pointed out, if a U.S.-based carrier’s non-dominant “foreign carrier affiliates operate or will operate in WTO member countries, [the U.S.-based carrier] is entitled to a presumption that its foreign carrier affiliations do not raise competition concerns.”  See, e.g., In re Qwest Communications Int’l Inc. and U.S. West Inc., Memorandum Opinion and Order, 15 FCC Rcd. 5376, 5399-401 ¶¶ 47-50 (2000) (“Qwest/US West Order”) (finding no competitive concerns because Qwest’s foreign affiliates were in WTO member countries).  With respect to AT&T’s affiliated Russian carrier, that carrier owns no facilities in that destination market, thus raising no competitive concerns.  See 47 C.F.R. § 63.11(b)(1)(ii) (2004).  Moreover, as detailed in the 214 applications, all of SBC’s foreign affiliations are with wireless carriers, which raise no competitive concerns here.  See id. § 63.12(c)(iii) (2004).

to transfer control of AT&T’s international section 214 authority and submarine cable landing licenses to SBC that neither AT&T nor SBC is affiliated with a dominant foreign carrier that has sufficient market power on the foreign end of a route to affect competition adversely in the U.S.(382)  Moreover, SBC has only very limited, resale-based retail international operations.(383)  The combination of SBC and AT&T thus will not significantly increase concentration in the retail provision of service on U.S. international routes that are today served by numerous large facilities-based and resale providers.(384)

Nor will the proposed merger significantly affect concentration or competition in the market for international transport services or any other input market that is essential for the provision of international services.  Indeed, because SBC holds no submarine cable landing licenses and has no IRU or other ownership in any international submarine cables, the proposed merger will have no effect on concentration or competition in these markets.  Moreover, it is well settled that there is currently substantial competition in the provision of international transport services.(385)

(382) See 47 C.F.R. § 63.18 (2004).

(383) SBC’s European Community operations, for example, are sufficiently limited that the proposed transaction will not require an EC filing.

(384) See, e.g., MCI/Worldcom, 13 FCC Rcd. at 18096 ¶ 124 (“[t]here are hundreds of carriers that compete . . .. in the market for U.S. international services”); Qwest/US West, 15 FCC Rcd. at 5399-401 ¶¶ 47-50.

(385) See, e.g., AT&T Corp./BT Joint Venture, 14 FCC Rcd. at 19177 ¶ 75 (1999) (“the global transit market is highly competitive. . . . there are thousands of routes to the 240 countries of the world . . . there is no dearth of capacity on most transit routes and there are no barriers to entry for firms with excess capacity to provide transit services”);  MCI/WorldCom, 13 FCC Rcd. at 18081 ¶ 100 (finding no anticompetitive effects with respect to transport due to “low barriers to entry” and “substantial amount of . . . transport capacity”).

Accordingly, the proposed merger will not have anti-competitive effects in any U.S. international market and will serve the public interest, convenience and necessity, and pursuant to section 63.10(a)(3) of the Commission’s rules, the combined companies should continue to be regulated as non-dominant on all U.S.-international routes.(386)

XIII.                        RELATED GOVERNMENTAL FILINGS

In addition to filings with the Commission, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger.  First, the Department of Justice will conduct its own review of the competitive aspects of this transaction pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976 and the rules promulgated thereunder.  Second, some state commissions may review the merger.  Third, local franchising authorities in certain jurisdictions in which AT&T has a franchise may review the transfer of control effected by this merger.  Finally, SBC and AT&T will make certain notifications to or filings with regulatory authorities in the some foreign countries in which SBC or AT&T holds direct or indirect investments in telecommunications companies.  The Applicants fully expect that these reviews will confirm that the merger of SBC and AT&T is in the public interest and not anticompetitive.

(386) See 47 C.F.R. § 63.10(a)(1), (3) (2004) (providing that a U.S. carrier that is not affiliated with a dominant foreign carrier in a particular country shall presumptively be classified as non-dominant).

XIV.                        ADDITIONAL AUTHORIZATIONS

In addition to seeking the Commission’s approval of the transfers of control of the FCC authorizations covered in these applications, the Applicants also request the additional authorizations described below.

A.                                   After-Acquired Authorizations.

While the list of call signs and file numbers referenced in each application is intended to be complete and to include all of the licenses and authorizations held by the respective licensees that are subject to the transaction, AT&T licensees may now have on file, and may hereafter file, additional requests for authorizations for new or modified facilities which may be granted before the Commission takes action on these transfer applications.  Accordingly, the Applicants request that any Commission approval of the applications filed for this transaction include authority for SBC to acquire control of:  (1) any authorization issued to the respective licensees/transferors during the pendency of the transaction and the period required for consummation of the transaction; (2) any construction permits held by the respective licensees/transferors that mature into licenses after closing; and (3) any applications that are pending at the time of consummation.  Such action would be consistent with prior decisions of the Commission.(387)  Moreover,

(387) Cingular/AWS, 19 FCC Rcd. at 21626 ¶ 275;  SBC/SNET, 13 FCC Rcd. at 21317 ¶ 49; Bell Atlantic/ NYNEX Corp., 12 FCC Rcd. at 20097-98 ¶¶ 246-56; In re Applications of Pac. Telesis Group & SBC Communications Inc., Memorandum Order and Order, 12 FCC Rcd. 2624, 2665 ¶ 93 (1997); In re Applications of Craig O. McCaw & AT&T, Memorandum Opinion and Order, 9 FCC Rcd. 5836, 5909 ¶ 137 n.300 (1994), aff’d sub nom. SBC Communications Inc. v. FCC, 56 F.3d 1484 (D.C. Cir. 1995), recons. in part, 10 FCC Rcd. 11786 (1995).

because SBC is acquiring AT&T and all of its FCC authorizations, SBC requests that Commission approval include any authorizations that may have been inadvertently omitted.

B.                                     Trafficking.

To the extent any authorizations for unconstructed systems are covered by this transaction, these authorizations are merely incidental, with no separate payment being made for any individual authorization or facility.  Accordingly, there is no reason to review the transaction from a trafficking perspective.(388)

C.                                     Blanket Exemption to Cut-Off Rules.

The public notice announcing this transaction will provide adequate notice to the public with respect to the licenses involved, including any for which license modifications are now pending.  Therefore, no waiver needs to be sought from Sections 1.927(h) and 1.929(a)(2) of the Commission’s rules to provide a blanket exemption from any applicable cut-off rules in cases where the Applicants file amendments to pending applications to reflect the consummation of the proposed transfers of control.(389)

(388) 47 C.F.R. § 1.948(i) (2004) (noting that the Commission may request additional information regarding trafficking if it appears that a transaction involves unconstructed authorizations that were obtained for the principal purpose of speculation); id. § 101.55(c)-(d) (permitting transfers of unconstructed microwave facilities that are “incidental to a sale of other facilities or merger of interests”).

(389) Ameritech/GTC, 15 FCC Rcd. at 6668 ¶ 2 n.6 (1999); In re Applications of Comcast Cellular Holdings, Co. & SBC Communications, Inc., Memorandum Opinion and Order, 14 FCC Rcd. 10604, 10605 ¶ 2 n.3 (1999).

XV.                            CONCLUSION

For the foregoing reasons, the Commission should conclude that the merger of SBC and AT&T serves the public interest, convenience, and necessity and should expeditiously grant the applications to transfer control of AT&T’s FCC authorizations to SBC.

Appendix A

DESCRIPTION OF APPLICANTS

AT&T:

AT&T operates through two principal divisions, its business services division and its consumer services division.  AT&T Business Services (“ABS”) provides a variety of communications services to domestic and multi-national businesses and government agencies.  These services include retail and wholesale domestic and international voice services, and a wide range of retail and wholesale IP and other data transport and managed data services.  AT&T is one of the most important providers of communications services to the U.S. government, and provides services that include capabilities for the highest levels of security, reliability, recoverability, and global coverage.  Based on these capabilities, AT&T is also an established provider to many of the largest businesses and wholesale customers, including those with requirements in multiple, widely dispersed locations in this country and around the globe.  More than 65% of 2004 ABS revenue came from sales to AT&T’s 400 largest customers.  According to the Yankee Group and other sources, large business customers rank AT&T as a leader in corporate reputation, sales and marketing expertise, service and support, and technical competence.

Revenues from services provided by ABS were $22.6 billion in 2004, compared to $25.1 billion in 2003 and $26.6 billion in 2002.  Revenue declines have reflected decreases in prices as well as declines in retail volumes.

AT&T Consumer Services provides a variety of communications services to mass market customers.  These services include traditional long distance voice services such as domestic and international dial and toll-free services, as well as operator-assisted services.  In addition, AT&T Consumer Services provides dial-up Internet services and all-distance services, which bundle AT&T’s facilities-based long distance services with local services provided through “UNE-P” arrangements with incumbent local exchange carriers.

As described in greater detail above, AT&T announced in mid-2004 that it would no longer actively compete for new mass market customers.(1)  As a result of AT&T’s strategic repositioning, decreases in AT&T’s revenues and customers in this segment have accelerated.  Revenue was $7.9 billion for 2004, compared to $9.4 billion in 2003 and $11.5 billion in 2002.  Stand-alone long distance services revenue was approximately $5.2 billion in 2004, compared to $7.4 billion in 2003.  Revenues from bundles of basic local and long distance services were approximately $2.7 billion in 2004, compared to $2.0 billion in 2003.

AT&T provided long distance service (including both stand-alone and bundled) to approximately 24.6 million residential customers at the end of 2004, compared to 34.4 million customers at the end of 2003.  There were approximately 9.1 million AT&T long distance customers in states in SBC’s region at the end of 2004 (compared to 12.9 million at the end of 2003).  AT&T provided local service (through UNE-P arrangements) to approximately 4.2 million customers at the end of 2004 and 4.0 million at the end of 2003.  AT&T provided local service to 1.8 million customers in states in SBC’s region at the end of 2004, compared to 2.0 million customers at the end of 2003.

(1) Polumbo Decl. ¶¶ 2, 9; Horton Decl. ¶¶ 2, 7.

AT&T also provides a mass market voice over IP (“VoIP”) service, called the AT&T CallVantage service, to a modest number of residential customers throughout the U.S.(2)  AT&T provides its AT&T WorldNet ISP service to approximately 1.2 million customers throughout the world.

SBC:

SBC is a voice, data, and Internet services provider for residential, business, and government customers, mostly in a 13-state region.  SBC serves 52.4 million access lines. SBC is the nation’s leading provider of DSL Internet, with 5.1 million DSL lines in service.

SBC holds a 60% economic and 50% voting interest in Cingular Wireless, the largest wireless carrier in the United States, serving 49.1 million wireless customers. Cingular has the largest wireless network in the United States, with spectrum in 49 states and coverage in all of the top 100 markets.  Through alliances with GSM-based providers, Cingular offers coverage in 170 countries worldwide, creating the largest global presence of any U.S. wireless carrier.

SBC has unveiled Project Lightspeed, which will bring next-generation integrated video, superhigh-speed broadband access, and voice over IP (Internet Protocol) services via a new fiber-rich network.  Through this $4 billion investment, SBC expects to bring these services to 18 million households in its 13-state region by the year 2007.

(2) Polumbo Decl. ¶ 13; see Carlton & Sider Decl. ¶ 42.

SBC operates its own research and development organization known as SBC Labs, which focuses on products and services geared to consumers and small and medium-sized businesses who make up SBC’s existing customer base.

In 2004, SBC’s revenues were approximately $40.8 billion, compared to $40.5 billion in 2003.  Revenues for local voice services were approximately $20.8 billion for 2004, compared to $22.0 billion for 2003.  Full-year long distance voice revenues were $3.3 billion, compared to $2.6 billion for 2003.  Data services revenues were approximately $11.0 billion, compared to $10.2 billion in 2003.  SBC’s capital expenditures for 2004 were approximately $5.1 billion, compared to $ 5.2 billion in 2003. SBC’s projected capital expenditures are $5.4 billion to $5.7 billion in 2005.  Cingular Wireless capital expenditures are expected to be $6.8 billion to $7.2 billion.

Appendix B

DESCRIPTION OF COMPETITORS

This Appendix provides general descriptions of leading competitors for medium and large business telecommunications services in a number of categories:  IXCs (other than AT&T), other network providers, foreign-based carriers, CLECs, cable providers, ILECs (other than SBC), system integrators, and equipment vendors and value-added resellers.

Inter-Exchange Carriers (IXCs)

Having recently emerged from bankruptcy with a new financial footing, MCI’s principal strength correlates with one of SBC’s most significant weaknesses:  its robust national and international network.  MCI has the largest and most interconnected IP backbone in the world, in terms of company-owned POPs, with over 4,500 POPs; 2,400 ATM, frame relay, and voice switches; and 130 data centers in 22 countries.(1) It has been repeatedly recognized as the most connected network in the world, and its service level agreements lead the industry.(2) With its network strength, MCI offers enterprise and business customers a wide range of sophisticated managed network services, including

(1) About MCI: Our Network, available at http://global.mci.com/about/network/; About MCI: MCI Fast Facts, available at http://global.mci.com/about/company/facts.

(2) Press Release, MCI, MCI Ranked #1 As Most Connected Internet Network Provider For Fourth Consecutive Year (Oct. 13, 2004) available at http://global.mci.com/news/news2.xml?newsid=12072&mode=long&lang=en&width=530&root=/&langlinks=off; Press Release, MCI, MCI Unveils New Network Management Capabilities (Feb. 7, 2005) available at http://global.mci.com/news/news2.xml?newsid=13371&mode=long&lang=en&width=530&langlinks=off (discussing a mean repair time of 3.5 hours, and a global force of 5,400 technical service and support technicians).

managed WANs and LANs, network performance monitoring throughout the system, and consulting services.(3) It serves much of the Fortune 100 and more than 75 U.S. federal government agencies.(4) MCI has been very aggressive in preserving its customer base.(5)

As with MCI, Sprint has a robust national network.  In addition, Sprint complements its wireline and IP offerings with its wireless services.  Sprint is one of the largest carriers of Internet traffic, is the third-largest provider of long distance services (based on revenue), provides local service through its own access lines in 18 states, local service through leased facilities in 18 others, and provides wireless services nationwide, a network that will only be made stronger and broader by the proposed merger with Nextel.(6)

Sprint has signaled its commitment to the enterprise and business segment in several ways.  First, it dedicated approximately $1.6 billion to capital expenditures in its business divisions, primarily to support the growth in demand for enterprise services.(7) Second, it has expanded its international reach, most recently through offering MPLS VPN to over 100 countries, and expanding its global network into India.(8) Sprint now has

(3) See MCI Enterprise: Managed Network Services, available at http://global.mci.com/us/ enterprise/managed/.

(4) About MCI: Our Company, available at http://global.mci.com/about/company/.

(5) See UBS Investment Research, “MCI Communications,” at 1 (April 20, 2004) (“We expect MCI’s emergence from bankruptcy to put increasing pressure on prices for voice and data services in the business market as the company seeks to gain share from rivals.”).

(6) SEC Form 10-K, Sprint Corp. at 1 (2003).

(7) Id. at 43.

(8) News Release, Sprint, Sprint extends MPLS VPN benefits globally (Oct. 27, 2004) available at http://www.sprintworldwide.com/english/about/success/mplsvnp.pdf; News Release, Sprint, Sprint Teams with Reliance Infocomm to Expand IPNetwork to India (Jan. 11, 2005), available at http://www.sprintworldwide.com/english/about/success/India_Node_PR_ENG.doc.

1,100 global POPs across six continents.(9) Third, Sprint has offered business customers products once reserved for the government, such as “peerless” IP VPN systems, which are not connected to the public Internet.  Sprint was the first to offer such a closed, native IP intranet to government and business customers, and the security of this type of network has attracted interest from a variety of industries, such as manufacturing, financial institutions, and insurance companies, as well as government agencies.(10) For example, peerless networks have been used by companies such as BMW to link dozens of locations throughout North and South America.(11)

Similarly, Qwest offers everything from local service – for those businesses based within its 14-state region – to long distance, data, Internet access, and managed solutions.  It also offers wireless service, with nationwide coverage, through a wholesale arrangement with Sprint.  Qwest’s most notable asset, however, may be its worldwide fiber optic network, extending over 180,000 miles.(12) Qwest offers a variety of network-based products, including hosting, managed VPN, integrated access, and security services.  In terms of innovation, the company recently offered a nationwide commercial VoIP service to business customers, an innovation that has led to industry recognition and

(9) News Release, Sprint, Sprint Teams with Reliance Infocomm to Expand IP Network to India (Jan. 11, 2005) available at http://www.sprintworldwide.com/english/about/success/India_Node_PR_ENG.doc.

(10) News Release, Sprint, Sprint Network ‘Built for the Government’ Also Gains Momentum Among Security-Conscious Businesses (July 22, 2004) available at http://www2.sprint.com/mr/news_dtl.do?id=2083.

(11) News Release, Sprint, Luxury Auto Maker BMW Selects Sprint to Provide Network Services for Operations in the Americas (Dec. 6, 2004) available at http://www2.sprint.com/mr/news_dtl.do?id=5041.

(12) SEC Form 10-K, Qwest Communications Int’l Inc. at 4 (2003).

awards.(13) While the initial rollout was more modest, Qwest’s VoIP for business has been expanded to more than 100 cities.(14) This VoIP offering is strengthened by the industry’s best service level agreement for “jitter,” which refers to delay in streaming media and VoIP transmission over a network.(15) Qwest’s low transmission delay ensures higher voice and media quality and makes applications such as VoIP more attractive.

Data/IP Network Providers

Savvis Communications is a leading Managed Services Provider that delivers private IP VPNs, hosting, IP voice, and application services to enterprises.  The company operates a global IP network delivering IP VPN, voice services, managed hosting, and managed Internet solutions.(16) Its network spans 110 cities in 45 countries.(17) Savvis has focused on industries with demanding IP requirements, such as legal, media, retail, professional services, healthcare, manufacturing, and financial services.(18) Savvis was ranked as #2 provider in the provision of VPNs, trailing only AT&T, and it has won

(13) Qwest's OneFlex VoIP Service Receives Industry Accolades (Nov. 5, 2004) available at http://www.qwest.com/about/media/pressroom/1,1281,1617_archive,00.html.

(14) Qwest Launches Expanded Nationwide VoIP Service for Businesses (Dec. 8, 2004) available at http://www.qwest.com/about/media/pressroom/1,1281,1627_archive,00.html.

(15) Qwest's Jitter Service Level Agreement Enhances iQ Networking Performance (Apr. 21, 2004) available at http://www.qwest.com/about/media/pressroom/1,1281,1511_archive,00.html.

(16) Savvis Products & Services: Managed Network Services, available at http://www.
savvis.net/services/managed_network/.

(17) Id.

(18) See Press Release, Savvis, SAVVIS Communications Selected to Acquire Cable & Wireless America Assets (Jan. 23, 2004) available at http://www.savvis.net/company/newsroom/pressdetails.php?newsID=476.

awards for network reliability, customer service, and for innovation.(19) The company has been able to acquire network assets inexpensively, and it is enjoying rapid growth.(20) Savvis has moved from web-hosting into full-scale outsourced IT solutions, serving as the managed network provider for over 400 customers in the retail industry, such as Virgin Entertainment, Albertsons, Ann Taylor, Gucci, and others.(21)

Broadwing owns a technologically advanced fiber-optic network that connects 137 cities nationwide and spans the continental United States.(22) Through this network, it offers data, Internet, broadband transport, and voice services to business customers.(23)  Broadwing has expanded its service offering through the recent acquisition of Focal Communications Corp., a CLEC, on September 1, 2004.(24)  Focal competes in a number of SBC local areas, including California, Texas, and Chicago, and offers metropolitan fiber in nine major metropolitan areas.(25)  Once Focal is fully integrated into the company, Broadwing expects a number of benefits, including an expanded customer base, greater network reach, lower network and transport costs, and the ability to offer a single supplier

(19) IDC recently reported Savvis as the second largest IP VPN provider in the United States, edging past MCI and behind only AT&T.  See IDC, “SAVVIS Now Trails Only IBM in Hosting and AT&T in IP VPN Market Share” (July 27, 2004).

(20) See Olga Kharif, Web Hosts: The Life of the Party, Business Week online (July 16, 2004) available at  http://www.businessweek.com/technology/content/jul2004/tc20040716_0950_tc055.htm.

(21) Press Release, Savvis, Virgin Entertainment Group 27 Corporate and Megastore Locations In U.S. with SAVVIS Managed Network, (July 28, 2004) available at  http://www.savvis.net/company/newsroom/pressdetails.php?newsID=586.

(22) SEC Form 10-Q, Broadwing Corp. at 22 (Sept. 30, 2004).

(23) Id. at 21.

(24) Id.

(25) About Focal: Service Areas, available at  http://www.focal.com/about/service_areas.html (network map); SEC Form 10-Q, Broadwing Corp. at 40 (Sept. 30, 2004) (discussing metropolitan fiber in nine major markets).

for a strong suite of voice, data, and video services.(26)  This process of integration is expected to last into 2005.  Broadwing currently offers a range of products, including traditional voice, VoIP, WAN, Media transport, and public and private IP networking.  Broadwing has reported that regional telephone companies are among its competitors, as well as AT&T, MCI, Sprint, Level 3, Qwest, and others.(27)

While it offers legacy services such as private line, frame/ATM and direct dial, Global Crossing has focused on delivering IP-based products, such as IP VPN, VoIP Services, Managed Services, and Collaboration Services (Audio, Video and Web).(28)  Global Crossing has a large worldwide network, with over 100,000 route miles of optical cable, directly connecting more than 300 cities in 30 countries.(29)  The network has approximately 800 POPs in 200 major cities throughout the world.(30)  Global Crossing has approximately 19,000 route miles of fiber in the United States and Canada, together with 170 POPs, 22 integrated service platform sites, three submarine cable landing stations, and three international voice gateway sites.(31)  After emerging from bankruptcy in December 2003, Global Crossing expressly shifted its emphasis toward enterprise customers, and it has realigned its distribution system in an effort to secure and service such accounts.(32)

(26) SEC Form 10-Q, Broadwing Corp. at 40 (Sept. 30, 2004).

(27) SEC Form 10-K, Corvis Corp. at 8 (2003).

(28) Global Crossing: Enterprise, available at  http://www.globalcrossing.com/xml/services/index.xml.

(29) Id.; SEC Schedule 14A, Global Crossing Ltd. at B-8 (Feb. 5, 2005).

(30) SEC Form 10-K, Global Crossing Ltd. at 7 (2002).

(31) Id.

(32) SEC Form 10-K/A, Global Crossing Ltd. at 9 (2003).

Level 3 has built an advanced, IP backbone with reach throughout the United States and Europe, with a network that includes nearly 1 million miles of metro fiber in 99 metro areas including Europe.(33)  Level 3 is a leading wholesale provider of IP services, carrying data and increasing VoIP traffic for, among others, the 6 largest U.S. cable companies and the 10 largest Internet service providers in the United States.(34)  Level 3 is a wholesale VoIP leader, reporting that it carries over 30 billion minutes of VoIP traffic per month, and that it can offer a local connection to over 300 metro areas and 93% of U.S. population.(35)  More than 20 resellers use Level 3’s technical capabilities to offer VoIP service.(36)  Moreover, Level 3’s network is used frequently by systems integrators in providing outsourced telecommunications needs.  For example, Level 3 recently won a large IP-VPN contract for Sears, which Computer Services Corporation (CSC) had put out to bid.(37)

Foreign-Based Carriers

Equant is part of the France Telecom Group, and asserts that it is the world leader in communications solutions for multinational business.(38)  It claims to operate the world’s largest global network in terms of geographic coverage, extending to 220

(33) The Level 3 Network, available at http://www.level3.com/673.html.

(34) Level 3 Customers, available at http://www.level3.com/3382.html.

(35) Level 3 Presentation to 5 & Company Seventh Annual Growth Conference at 5, 12 (Jan. 13, 2005) available at

http://www.level3.com/userimages/dotcom/pdf/Needham_conference_1_12_05.pdf.

(36) Id. at 14.

(37) Carolyn Duffy Marsan, Level 3 snares major IPVPN deal, Network World Fusion (Aug. 16, 2004) available at http://www.nwfusion.com/news/2004/081604level.13html.

(38) Equant: Communications solutions to enable global business (2004) available at  http://www.equant.com/content/pdf/Com/Library/Corporate/corporate_brochure.pdf.

counties and territories, and 1,100 cities and towns throughout the world.(39)  Although Equant’s network density is greatest in Europe, greater penetration of the North American marketplace is one of the company’s top priorities and “is a focal point for its growth and expansion.”(40)  Equant offers a host of managed services, VPN, Internet connectivity, security, and consulting products.  Because of its global reach, Equant is an attractive option for an enterprise business with international needs.

British Telecom (“BT”) is one of Europe’s leading providers of telecommunications services.  Its principal services include local, national, and international telecommunications, higher-value broadband and Internet products and services, and IT solutions.(41)  BT’s global network operates in over 200 countries across five continents, and it owns POPs in 14 major U.S. metropolitan areas (as well as Toronto and Mexico City), with expansion to seven more in 2005.(42)  BT’s strategy is to target multi-site global organizations in the Americas, particularly U.S.-based multinational corporations with global requirements and extensive operations throughout Europe.  BT’s efforts to capture a greater share of the U.S. marketplace have been aided by its

(39) Equant: About Equant, Network Coverage, available at  http://www.equant.com/content/xml/about_network.xml.

(40) Equant: Around the World: North America, available at  http://www.equant.com/content/xml/north_america.xml.

(41) BT Group plc: An Overview at 3 (Nov. 2004) available at  http://www.btplc.com/Thegroup/Companyprofile/InvestorInsight.pdf .

(42) BT: Our Network, available at  http://www.btglobalservices.com/business/global/en/about_us/our_network/index.html;  Press Release, BT, Convergence of Communications and IT drives growth for global service provider (May 28, 2004) available at   http://www.btplc.com/News/Articles/Showarticle.cfm?ArticleID=0c0ed0d8-0c1f-478f-8ba3-dab75f9fe87d (current POPs: Atlanta, Boston, Chicago, Dallas, Denver, Detroit, Houston, Los Angeles, Mexico City, Miami, New York, Philadelphia, Seattle, San Francisco, Toronto, and Washington, DC; planned POPs: Charlotte, Cincinnati, Cleveland, Minneapolis, Phoenix, St. Louis, and Tampa).

acquisition of Infonet, one of the world’s leading providers of international managed voice and data network services.(43)  This acquisition recently received antitrust clearance from the U.S. Department of Justice and is expected to be cleared by other agencies, including the European Commission.  The combination of the two companies should be complete by mid-2005.

Deutsche Telekom (DT), a Fortune Global 100 company, is Europe’s largest telecommunications company and asserts that it is “a truly global player with a presence in about 65 countries on six continents, in all major markets,”(44) including Europe, the Middle East, Asia, and North and South America.  Although DT’s network density is greatest in Europe, it has achieved significant penetration of the North American marketplace with its T-Systems Inc. (T-Systems) and T-Mobile subsidiaries.  T-Systems offers many managed information and communications technology services tailored to the specific needs of Global and Enterprise customers within and without North America, including infrastructure, industry-specific solutions or entire business processes.  T-Systems

(43) Press Release, BT, Infonet acquisition receives U.S. antitrust clearance (Dec. 23, 2004) available at http://www.btplc.com/News/Articles/Showarticle.cfm?ArticleID=6e08e01c-3f74-4a99-8c1d-c8c9a6390c12.  Infonet was founded in 1970, is based in the United States and has local operations in 70 countries, network access in about another 180 countries, and points of presence in about 3,000 cities.  Infonet provides extensive project management capabilities to thousands of multinational corporate entities, including broadband, Internet, intranet, multimedia, videoconferencing, wireless/remote access, local provisioning, application, and consulting services.  Infonet is a single-source partner for its customers; in particular its IP VPN solutions offer multinationals both private and public Internet protocol services as well as a full set of managed security and mobility services.  Infonet services a key market for global IP based services in the United States, with $182 million of sales.  BT’s acquisition of Infonet will significantly deepen BT’s presence in the United States and strengthen its ability to provide IT and networking services to multi-site companies and organizations based in this country.  Id.

(44) Deutsche Telekom: Company, available at http://www.telekom3.de/enp/comp/home/cc-startseite.html.

“provides single-source information technology and telecommunications convergence solutions for Global 2000 corporations, . . . [offering] a portfolio of integrated solutions including network and carrier services, managed services, hosting, desktop and asset management services, systems integration as well as business process and continuity consulting, enabling companies to increase profits, improve performance and increase productivity.” (45)

T-Systems recently launched Layer 2 IP VPN service, created “in response to carrier and ISP demand for global networks.”(46)  The MPLS-based Layer 2 service VPN solution “provides Ethernet access into any of ICSS’ global points of presence, . . . [and]  delivers on the growing need for ISPs and carriers to fulfill their international aspirations by delivering a ‘virtual global presence’ without the capital outlay.”(47)  T-Systems markets this service as a solution providing the necessary flexibility “to rapidly address the growing VoIP and managed services market, without needing to invest in the backbone infrastructure.”(48)

In 2004, T-Systems partnered with Level 3 to provide T-System’s MPLS-based service portfolio to customers across the entire Level 3 fiber network, spanning approximately 30,400 km in North America, including multi-conduit metropolitan

(45) T-Systems:  Business flexibility available at http://www.t-systemsus.com/index_
frame_ie.html.

(46) Press Release, Deutsche Telekom, T-Systems launches Layer 2 IP VPN in response to carrier and ISP demand for global networks (June 28, 2004) available at http://www.t-systemsus.com/site/Private_line.html.

(47) Id.

(48) Id.

networks in 27 American cities and over 100 points-of-presence in 68 U.S. cities.(49)  T-Systems claims that its MPLS data service allows corporate customers to use a complete solution for a variety of applications, including corporate WANs, voice applications, disaster recovery networks, data overflow networks, video distribution networks and IP backbones, and is “ideal” for building multi-location, point-to-point networks that are scalable, secure, reliable and cost-effective.(50)

Because of its global reach, financial security and U.S. customers’ name brand recognition,(51) DT is an attractive option for U.S. business customers with international needs, or for international business customers with locations in the United States.

Telefónica is one of the largest European telecommunications companies, and asserts that it is “a multi-domestic operator” with a “global scope.”(52)  Telefónica is present on three continents, and offers corporate international services in over 70 countries.(53)  Although Telefónica’s presence is concentrated on Spanish and Portuguese speaking countries, it provides enterprise services in the United States through its subsidiary Telefónica U.S.A., headquartered in Miami, Florida.  Telefónica USA

(49) Press Release, T-Systems, T-Systems expands reach of MPLS-based network (Mar. 4, 2004) available at http://www.t-systems.com/coremedia/generator/www.t-systems.com/en/Home/Press/templateId=renderNormal/iPageContentID=7714/.HomePos=1/id=15862.html.

(50) Id.

(51) T-Systems:  Welcome to T-Systems North America, available at http://www.t-systemsus.com/index_frame_ie.html.

(52) Telefónica: About Telefónica: Description of the Group:  International Presence, available at http://www.telefonica.es/acercadetelefonica/eng/1descripcion/2presencia.html.

(53) Id.; Telefónica: International Services, available at http:// www.us.telefonica.com/internationalservices/index.htm.

delivers business solutions for U.S. and Puerto Rico-based multinational firms requiring network connectivity services in throughout Latin America and the Caribbean.

Telefónica’s KeyCenter, located in Miami, and its globally interconnected DataCenters provide telecommunications connectivity between the U.S., Latin America and Europe, permitting customers to locate data at a central location while enhancing the users’ global network reach, bandwidth, and data access.(54)   Specific solutions offered by the company include service integrating management of virtual private networks with management of local wireless networks, IP VPN based on new MPLS standards, integration of the Telefónica Internet Center into clients’ private virtual networks, storage, processing and security resources, and Service Level Agreements.(55)  Telefónica also provides communication solutions for small and medium enterprises, including multimedia services, and suites of business solutions and applications (particularly the ADSL solutions).(56)   In October 2004, Telefónica partnered with Alcatel to offer Enterprise network services, focusing on IP telephony, contact centers and unified communications.(57)

In September, Unisys, a provider of managed services for the IT infrastructure, selected Telefónica USA for the connection of its Latin America telecommunications

(54) Telefónica:  Hosting & Asp’s, available at http://www.us.telefonica.com/hostingasps/ hosting_services/housing/keycenter/index.html.

(55) Telefónica Annual Report 2003: Corporate Information, available at http://www.telefonica.es/informeanual/infome2003/ing/mtml/home.

(56)  Id.

(57) Matthew Friedman, Alcatel and Telefonica Ally To Offer Enterprise Network Services, webservices pipeline (Oct. 13, 2004) available at http://informationweek.webservicespipeline.com/management/49901325.

network. (58) As part of the agreement, Telefónica will provide telecommunications connectivity to Unisys between facilities in Pennsylvania and Minnesota and eight locations throughout Latin America as part of the overall Unisys-designed global network.(59) The U.S.-based facilities will be interconnected with locations in Argentina, Brazil, Chile, Mexico, Colombia, Venezuela, Peru and Costa Rica.(60)

Nippon Telegraph and Telephone (NTT) is the largest telecommunications company in the world.(61)  NTT’s presence in the U.S. is through two subsidiaries in the United States: NTT America, and Verio.  NTT/Verio provides traditional business telecommunications services, such as voice, frame relay, ATM, and VPN, together with IP services, such as hosting and high-bandwidth connectivity.(62)  When NTT paid $5.5 billion to acquire Verio in September 2000, Verio was the largest domain-based Web hosting provider in the world, with customers in more than 170 countries.(63)  NTT/Verio is  expanding its U.S. operations, creating a U.S. to Asia ATM network(64) and offering

(58) Press Release, Telefónica, Unisys Selects Telefonica USA for Latin America Network, available at http://www.us.telefonica.com/press/press_04.htm.

(59)  Id.

(60) Id.

(61) Verio: Corporate Information, available at  http://www.verio.com/about/corporate/  (“Verio is a wholly owned subsidiary of NTT Communications, the world’s largest telecommunications company.”); Chris Diceman, Nippon Telegraph and Telephone Corporation:  Credit Rating Report, Dominion Bond Rating Service, (Jan. 19, 2005) available at  http://www.dbrs.com/web/sentry?COMP=2900&DocId=146991  (discussing Japanese government ownership).

(62) See http://www.nttamerica.com/arcstar/network/bandwidth.html  (discussing NTT product offerings); http://www.verio.com (discussing Verio services).

(63) Verio:  Background Information:  VERIO, an NTT Communications Company, CORPORATE PROFILE, available at  http://www.verio.com/about/
corporate/background.cfm.

(64) See NTT America, Together with StarHub, Completes Installation of ATM Network to Asia for SingAREN; Trouble-free installation up and running far ahead of anticipated due date, business wire (Apr. 2, 2002) available at http://www.businesswire.com/webbox/bw.040202/220920235.htm.

new IP VPN nodes,(65) and it currently is the world’s largest operator of websites for business, through its world-class global IP network.(66)

NTT/Verio’s competitive strength has been enhanced by two recent developments:  NTT was recognized as the “Best Global Carrier” at the World Communications Awards 2004, and it is has been lauded for the development of a new Internet Protocol — Ipv6.(67)  IPv6 is a new protocol for carrying information over the Internet, and NTT/Verio’s advantage lies in the fact that it is the first to offer services using IPv6 in the United States.(68)

One potential customer that is very interested in services utilizing IPv6 is the Department of Defense.(69)  Other potential government customers have also expressed interest, including the Departments of Homeland Security, Commerce, and Transportation.(70)  Using its competitive advantage and an early adopter of the IPv6

(65) See NTT America Opens Chicago IP VPN Node, The Whir (Jan. 16, 2003) available at http://findvpn.com/news/ntt011603.php.

(66) About Verio, available at http://www.verio.com/about/.

(67) NTT Communications:  Recent News: NTT Comm Named “Best Global Carrier” at World Communications Awards 2004 (Oct. 13, 2004) available at  http://www.nttverio.com/en_US/news/index.cfm?fuseaction=press&date=home&id=806081098774471.

(68) Id.; see also supra n.23.

(69) See Carolyn Duffy Marsan, IPv6 Fears Seem Unfounded, Network World Fusion (Dec. 15, 2003) available at  http://www.nwfusion.com/news/2003/1215ipv6.html  (“[Maj. Roswell Dixon, who oversees IPv6 testing for the Joint Interoperability Test Command at Ft. Huachuca in Arizona] says the military is migrating to IPv6 because of the mobility and security benefits that it offers. ‘We need IPv6 for network-centric warfare,’ he says.”).

(70) Dennis McCafferty, IPv6: Defense’s New Mechanism, varbusiness (July 26, 2004) available at  http://www.varbusiness.com/nl/government/showArticle.jhtml?articleId=23901815.

technology, NTT/Verio has announced its intention to pursue government contracts, especially with those entities that are required to employ IPv6.(71)  With some government customers, Verio has moved beyond mere interest.  For instance the Library of Congress uses Verio to host the U.S. Law Library’s Global Legal Information Network.(72)

In addition to government customers, NTT/Verio is also developing products to serve enterprise businesses.  As a complement to its web-hosting services, Verio is developing products specifically for the financial sector(73) and is competing for enterprise VPN services.(74)  Verio is reported to have a very low churn rate in the enterprise sector.(75)

(71) See Matt Villano, Verio Launches Government Channel Program, CRN (Jan. 23, 2004) available at  http://www.crn.com/sections/breakingnews/breakingnews.jhtml?
articleId=18826212&pritableArticle=true; Verio, ATS Team On Government Services, theWhir (Oct. 22, 2004) available at http://thewhir.com/marketwatch/ver102204.cfm.

(72) See Verio Partners With ATS To Provide Managed Hosting Solution To U.S. Law Library Of Congress Global Legal Information Network, HOSTREVIEW (Aug. 4, 2004) available at http://www.hostreview.com/news/news/040804Verio.html.

(73) See Verio Delivers Managed Hosting and Security Solutions To Financial Marketplace Provider Opt 4, Business Wire (July 27, 2004) available at  http://www.hosttrail.com/web-hosting-news/07-04/verio-0727.php.

(74) See Verio Launches Enhanced Virtual Private Network Services, Offers Optimal Security For Enterprises, dbusinessnews, available at  http://www.verio.com/about/newsroom/articles/index.cfm?fuseaction=article&Year=04&id=243891096637516 ; Matt Villano, Verio Expands Managed VPN Service, CRN (Sept. 28, 2004) available at  http://www.crn.com/sections/breakingnews/breakingnews.jhtml?articleId=47903575; Stephen Swoyer, Verio Unveils VPN Managed Service for the Enterprise, ENTERPRISE SERVICES JOURNAL (Mar. 25, 2003) available at  http://www.esj.com/news/
article.aspx?EditorialsID=467; Verio Enterprise Hosting Solutions Recognized For Product Innovation, HOST BYTE (Oct. 12, 2004) available at  http://www.hostbyte.com/ hosting-news/1144/.

(75) Chris McKinzie, (VP Business Management & Finance, Enterprise Hosting Business Unit, Verio), Determining the Stability of a Service Provider, ASPNEWS.COM (Sept. 15, 2003) available at http://www.aspnews.com/trends/article.php/3077521 (“Verio’s Enterprise Hosting business unit, for example, has a churn rate of less than 0.01% for customers leaving due to dissatisfaction with service, which demonstrates the company’s commitment to providing exemplary customer service and dedicating ample resources to its product offerings.”).

Singapore Telecom (“SingTel”) is the second largest telecommunications provider in the Asia-Pacific region, providing voice and data services over fixed-line, wireless and Internet platforms in more that 20 countries around the world.(76)  The company’s main footprint is in Southeast Asia and Australia (through its wholly-owned subsidiary SingTel Optus); however, “SingTel’s ability to support multi-national corporations (MNCs) on a cross-border basis is anchored by its extensive network of SingTel Global Offices (SGOs).  Found in 34 cities in 16 countries and territories across Asia Pacific, Europe and the United States, the SGOs provide MNCs with a single point of contact.”(77)  SingTel penetrated the United States telecommunications marketplace in 1993 through the establishment of its subsidiary SingTel USA, which provides direct links from the U.S. to countries throughout the Asia Pacific and Europe and offers an extensive suite of telecommunications services to U.S. business customers, including International Toll-Free Service (ITFS), International Private Leased Circuit, Frame Relay, ATM, IP-VPN, Internet access and Managed Hosting Services.(78)  SingTel is an attractive option for U.S. companies seeking seamless, single-carrier connections to Asia.

Competitive Local Exchange Carriers (CLECs)

Although a complete enumeration of CLEC competitors providing voice and/or data service in competition with SBC and/or AT&T would be beyond the scope of this Appendix, several examples suffice to illustrate their presence as competitors in the

(76) SingTel: Company Profile, available at http://home.singtel.com/about_singtel/company_profile/default.asp.

(77) Id.

(78) SingTel: SingTel USA, available at http://business.singtel.com/singtel_us/default.asp.

business marketplace.   XO Communications is the largest facilities-based CLEC in the U.S., with substantial coverage of SBC’s in-region territory and SBC’s out-of-region MSAs.(79)  Its network features direct connections to thousands of buildings, multiple data centers, over 100 peering POPs, and a footprint of fixed wireless licenses covering 95% of the top U.S. businesses.(80)  XO offers a broad portfolio of voice products, dedicated Internet, scalable private data networking, IP VPN, web hosting services, and integrated product bundling.(81)

Time Warner Telecom provides data and voice services to businesses of all sizes via a nationwide fiber network.(82)  Its network extends to 44 metropolitan areas and offers lit fiber to more than 5,000 buildings.(83)  Time Warner Telecom competes in numerous parts of SBC’s in-region area, including California, Illinois, and Texas.(84)  Its services include a wide array of voice and data services, from simple network transport to advanced network management services.(85)  The company reports more than 10,000

(79) See XO: Complete Network Assets available at  http://www.xo.com/about/network/maps/complete_normal.html.

(80) XOXO Network, available at http://www.xo.com/about/network/.

(81) XO: Our Story: Extensive Product Portfolio, available at  http://www.xo.com/about/ourstory/portfolio.html.

(82) See New Paradigm Research Group, “CLEC Report 2005: Time Warner Telecom Inc.,” at 5.

(83) See Time Warner Telecom Investor Presentation at 4 (Feb. 5, 2005).

(84) See New Paradigm Research Group, “CLEC Report 2005: Time Warner Telecom Inc.,” at 15.

(85) See Time Warner Telecom Investor Presentation at 8 (Feb. 5, 2005).

customers, and over $650 million in annual revenue.(86)  Time Warner Telecom plans in 2005 to aggressively push a VoIP solution aimed at larger business customers.(87)

McLeodUSA is one of the largest CLECs in the U.S., catering to small and medium businesses.(88)  It offers local service in 25 Midwest, Northwest, Southwest and Rocky Mountain states, and it also provides Internet services throughout most of the continental U.S.(89)  It offers a host of voice and data products, from traditional local and long distance to VoIP on the voice side, and everything from dial-up and broadband Internet access to public and private VPNs, web hosting, and managed services on the data side.(90)  In terms of VoIP, McLeod has completed customer trials in four of its cities — Denver, Dallas, Detroit and Chicago — and is launching a business VoIP offering in those immediately.(91)  There are plans to expand the offer to 35 metropolitan areas within the company’s 25-state footprint by the end of second quarter 2005.(92)  McLeod is

(86) See Press Release, Time Warner, Time Warner Telecom Announces Strong Fourth Quarter 2004 Results (Feb. 10, 2005) available at http://investor.news.com/ Engine?Account=cnet&PageName=NEWSREAD&ID=1730789&Tucker=TWTC&SOURCE=LATU11302022005-1

(87)See New Paradigm Research Group, “CLEC Report 2005: Time Warner Telecom Inc.,” at 4.

(88) Communications Markets Analysis, Telecommunications, United States: Major Operators, ESPICOM Business Intelligence Ltd. (Oct. 28, 2004).

(89) McLeod USA:  Large Business FAQs available at  http://www.mcleodusa.com/
Support/DisplayMarketFAQs.do;jsessionid=0000ZSD4yUqBN85ZG971P10WHQ:uqqeh5mv?faqTypeId=3#34.

(90) McLeod USA Large Businesses, available at  http://www.mcleodusa.com/
MarketSegment.do?com.mcleodusa.req.MARKET_SEGMENT=ENTERPRISE.

(91) McLeod, Skype & Vonage Up The VoIP Ante, TELECOMWEB NEWS DIGEST (Dec. 23, 2004).

(92) Id.

offering its VoIP service over standard T1 lines in combination with 1.544 Mb/s Internet access.(93)

Currently, Covad provides a host of broadband services, including DSL, VoIP, T-1, hosting, managed security, and bundled voice and data.(94)  Its broadband services are available in 44 states and 235 MSAs, reaching over 50% of U.S. homes and businesses.(95)  The company’s focus is on small to medium-sized business and home consumers,(96) but Covad sees considerable promise in offering VoIP to “distributed enterprises,” especially franchise businesses and retail stores with multiple locations.(97)  To support its VoIP service, Covad recently purchased GoBeam, a VoIP provider.  Covad recently completed a nationwide roll-out of business-class VoIP, with availability in 125 major metropolitan areas, covering 900 cities.(98)  Covad is looking to VoIP as a means to transform it from a broadband company into an integrated voice and data communications provider.(99)

(93)  Id.

(94) Press Release, Covad, Covad Responds to FCC Remand Order (Feb. 7, 2005) available at http://www.covad.com/companyinfo/pressroom/pr_2005/020705a_news.shtml.

(95) Id.

(96) Id.

(97) Press Release, Covad, Covad releases white paper on future of Voice-Over-Internet-Protocol (VoIP) Service Offerings (July 20, 2004) available at  http://www.covad.com/companyinfo/pressroom/pr_2004/072004_news.shtml:  see also Communications Daily, July 21, 2004.

(98) Press Release, Covad, Covad Completes Nationwide Rollout of Business-Class VoIP (Dec. 9, 2004) available at http://www.covad.com/companyinfo/pressroom/pr_2004/120904_news.shtml.

(99) Covad Commits to Acquisition of GoBeam, Accelerates VoIP Launch, telecom web news digest, (Mar. 8, 2004.) available at  http://www.telecomweb.com/news/1078346294.htm.

Birch Telecom targets small and mid-sized businesses,(100) and it has 140,000 customers in more than 50 metropolitan areas across 12 states in the South and lower Midwest, including Texas, Missouri, Oklahoma, and Kansas.  Birch owns and operates an integrated voice and data network, and offers a broad portfolio of local, long distance and Internet services.(101)  The company positions itself as being a low-cost provider.(102)  For example, it offers a low-cost IP-based VPN service, called “Teleworker,” that is designed to be simple to use and inexpensive, describing it as “a fraction of normal cost.”(103)

Cable MSOs

Time Warner Cable offers customers a national IP network and extensive local fiber networks in its territory.  In attracting enterprise customers, the company highlights its expertise in establishing Metro Ethernet networks within the 22 states and 44 cities in

(100) Birch Telecom:  About Birch: Company Profile, available at  http://www.birch.com/
about_birch/  (“Throughout its history – from start-up to its evolution as one of the largest competitive providers in the central and southern United States – Birch has consistently focused on the small and mid-sized business segment.”).

(101) Press Release, Birch Telecom, Birch Telecom Focuses on Larger Texas Markets (Nov. 9, 2004) available at  http://www.birch.com/newsreleases/2004/110904.shtml.

(102) Press Release, Birch Telecom, Increased Network Efficiency Enables Birch Telecom to Lower Price of Business-Class DSL (Nov. 18, 2003) available at  http://www.birch.com/newsreleases/2003/111803.shtml  (“This is the second major price reduction involving high-speed Internet service that Birch has announced in a little more than a year.  In August of 2002, Birch jolted the industry by cutting the price of a full T-1 to $399. SBC had been charging $1,000 or more for a comparable product.”).

(103) Press Release, Birch Telecom, Birch Telecom Launches Low-Cost Remote Access, Networking Services Across 5 States (Feb. 26, 2004) available at  http://www.birch.com/newsreleases/2004/022604.shtml  (The five new states are: Kansas, Louisiana, Missouri, Oklahoma and Texas.  Birch had already offered the service in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee).

which it has a presence.  Time Warner’s broadband network offerings feature point-to-point connectivity, point-to-multipoint connectivity, teleworker aggregation, or Internet access to business customers,(104) and it currently offers teleworker connectivity to approximately 500 enterprise customers, connecting remote workers and branch offices to their main facilities.(105)

Time Warner has aggressively targeted enterprise customers, especially through a variety of Ethernet business services, such as private line, private LAN, and broadband Internet connections.  Time Warner’s products take advantage of its extensive metropolitan fiber networks, which are independent of existing telecom providers.(106)  Some of its products, such new storage solutions, cater to the specific disaster recovery needs of the financial sector.(107)  Cable companies like Time Warner are increasingly seen by others in the industry as viable competitors, especially for business data.(108)

(104) Time Warner Cable: Products and Solutions: Enterprise Technology, available at  http://www.twcbroadband.com/solutions/enterprise.cfm.

(105) Road Runner Business Class Further Penetrating Growing Business Market With Customized Offerings: Time Warner Cable Introduces New Enterprise Solutions for Largest Companies (July 8, 2004) available at http://www.Time Warnercable.com/
InvestorRelations/PressReleases/TWCPressReleaseDetail.ashx?PRID=139&MarketID=.

(106) International Telecommunications, Intelligence Telecommunications, ESPICOM Business Intelligence Ltd. (Feb. 8, 2005.) (“Time Warner Cable of New York and New Jersey offers Optical Ethernet and Storage Services using Nortel Solutions”).

(107) Id.

(108) Communications Daily, Nov. 12, 2004, available at 2004 WL 60707756 (“‘To the contrary, cable companies are actively competing in the high-speed data market for business customers,’ BellSouth said: ‘Cable companies are presently providing high-speed data services to several hundred thousand business customers across the nation ranging from one-employee home offices to Fortune 500 companies and are actively expanding their range of data services to small, medium and enterprise business customers’”).

Time Warner has gained ground in the enterprise segment, even as traditional carriers were hard hit by competition.(109)  Time Warner reported a 13%, $9.3 million year-over-year rise in enterprise revenue for the second quarter of 2004.(110)  This continues the 24% jump in Internet and data growth the company reported in fourth quarter 2003, largely due to improved Ethernet and IP product sales to enterprise customers.(111)  The company’s broadband networking products are already serving hundreds of enterprise customers, providing remote access for connecting remote workers and branch offices to the main locations.(112)

Similarly, Cox Communications competes to supply voice and data services through its Cox Business Solutions organizations.  It provides local and long distance voice, toll-free services, data services (including Internet access) to over 100,000 businesses.(113)  While it has traditionally focused on small and mid-sized business customers, it has increasingly focused on larger customers.(114)  Like others, Cox plans to use VoIP as a way to leverage its network to provide competitive voice services to business.(115)

(110) Communications Daily, Feb. 3, 2004.

(111) Id.

(112) Communications Daily, May 5, 2004.

(113) Frost & Sullivan, Cable Telephony Services Markets at 1-29 (2004).

(114) See Press Release, Cox Enterprise Presents Even “Bigger” Opportunity for Cox Business Services in 2004 (Mar. 29, 2004) available at http:www.coxbusiness.co/PR/04-0329.html.

(115) See Press Release, Cox, Telco Convert Stemper has Given Cox’s Commercial Prospects a Solid Boost (July 7, 2004) available at www.coxbusiness.com/PR/recentmedia/204_07_07_ced.asp (“[VoIP] will open up new reach and new opportunities with minimal capital”).

Comcast’s business offerings focus solely on its network capability.  It offers Internet access, managed network services, VPN to connect smaller offices, branch locations, and off-site employees.(116)  Comcast delivers service in 41 states, including presence in 22 of the top 25 MSAs, and has over 90,000 miles of fiber-optic cable nationwide.(117)

Incumbent Local Exchange Carriers (ILECs)

Verizon offers services in its incumbent region and out-of-region through CLEC Verizon Avenue, a subsidiary.(118)  The strategy of Verizon’s Enterprise Solution Group (ESG) has focused on serving the out-of-region network requirements of its in-region enterprise customers: “ESG is now building an infrastructure that allows it to support enterprise customers on a broader basis. Verizon has built-out metro rings in key cities across the country and connected these locations through a national MPLS-based backbone network that was completed earlier in 2004.  Verizon’s Enterprise Advance network reaches 56 metropolitan areas and as of April 2004, Verizon claims to have signed over 1,800 national contracts with more than 900 customers (90 of which are Fortune 500 companies).”(119)  “Verizon targets large enterprises for their VPN services,

(116) Comcast: Medium and Large Enterprises: Robust and Reliable Internet and Network Services, available at  http://www.comcastcommercial.com/index.php?option=content&task=view&id=20.

(117) Comcast:  Our Network: Leading-Edge Network From A Trusted Provider, available at  http://www.comcastcommercial.com/index.php?option=content&task=view&id=4&Itemid=34.

(118) New Paradigm Resources Group, Inc., “VoIP Report: Verizon,” at 2 (2004).

(119) Stratecast Partners, “Assessment of Verizon ESG,” at 12-13 (June 2004) available at http://www.stratecast.com/pdf/t1sp_1-04_toc.pdf.

particularly from the financial services, government, health care, and education sectors. They are particularly striving to provide national MPLS VPN service for their strong base of customers in the Northeast, but also have customers from other parts of the country.”(120)

BellSouth has offered VoIP services of some form to business customers since 2001, “ensuring that its relative strength in the enterprise data market would not be eroded by others bringing IP PBX solutions to the table.”(121)  Moreover, as one industry analyst has noted, “BellSouth has been very successful this past year with their MPLS VPN service.  They have sold their Network VPN to over 500 customers.  Most of these customers come from the health care, financial services, retail, manufacturing and government sectors.”(122)  Although most of these customers are headquartered in BellSouth’s nine-state region, some operate nationally.(123)  BellSouth has also focused on small-medium businesses by offering a VoIP package that includes network transport and integration and managed services.(124)

System Integrators

EDS is recognized as the largest independent systems management and services firm in the United States.(125)  EDS focuses mostly on large business customers, such as

(120) Id.

(121) New Paradigm Resources Group, Inc., “VoIP Report,” at 2 (2004).

(122) In-Stat, High Growth and Lots of Opportunity: The US IP VPN Services Market, at 21 (Jan. 2005).

(123) Id. at 2  (Customers include Sy’s Supplies, Alagasco, Brasfield & Gorrie, Alacare and Florida Hospital.).

(124) Id.

(125) EDS Investor Guide, available at http://www/investorguide.com/cgi-bin/research.cgi?
name=EDS.

the communications, financial services, healthcare, energy, manufacturing, transportation, and consumer and retail industries; and also foreign governments.(126)  EDS offers IT outsourcing, business process outsourcing, custom applications, operations solutions, and consulting.  EDS is also a pioneer in the VoIP arena and has further bolstered its cost competitiveness in VoIP by signing a November 2003 contract with 3Com for switches, routers, and VoIP products.(127)  SBC frequently encounters EDS as a serious competitor on significant bids.

Over the past decade, IBM Global Services has been a leader in the IT marketplace’s shift of focus from selling hardware, software and services, to the creation of solutions to clients’ businesses.(128)  IBM Global Services generated $55 billion in services signings in 2003, making up 48% of its total revenue.(129)  IBM’s acquisition of Systemcorp on October 12, 2004 makes IBM an ever stronger competitor in the enterprise solutions marketplace.(130)

Similarly, SAIC is a major telecom consultant, with over 30 years of consulting and systems integration experience to the telecommunications market: “SAIC helps enterprises and service providers realize the power of converging voice, data, and video

(126) SEC Form 10-K, Electronic Data Systems Corp. at 2 (Mar. 15, 2004).

(127) Press Release, EDS, 3COM and EDS Launch New Relationship; EDS To Include 3COM Products Into Its Solutions (Nov. 25, 2003) available at http://www.eds.com/news/news.aspx?news_id=1789.

(128) IBM Annual Report, at 43 (2003).

(129) Id. at 5.

(130) See Yankee Group,” IBM Buys into Business Technology Optimization,” at 1 (Nov. 1, 2004) (“Canadian-based Systemcorp, which already was an IBM partner, provides some of the applications required to move IBM into the IT governance (ITG) arena, a key component to developing a full business technology optimization (BTO) solution.”).

across a single communications network.”(131)  SAIC offers a wide variety of services ranging from value assessment, IT strategy, and planning. It is a leading provider of systems integration, engineering, and R&D services to the U.S. government.(132)

Accenture is a global provider of management consulting, technology and outsourcing services for high-performance businesses and governments.(133)  The company generated $13.67 billion of net revenues for fiscal year 2004.(134)  Analysts perceive Accenture as “a ‘blue chip’ IT services name, with a strong management team [and] entrenched client relationships . . . . Accenture’s business is over 60% consulting and just under 40% outsourcing, with BPO/BTO (business process and transformational outsourcing) segments serving as key growth areas.”(135) On February 2, 2005, Accenture and BT entered a 10-year, $575 million business process outsourcing (BPO) and transformation contract for human resource administration resources.(136)  According to David Clinton, president of Accenture Services, this deal represents “a tremendous vote of confidence in the industry, in the business value of outsourcing, and in Accenture’s

(131) SAIC: Value Assessment for the Next Generation, available at http://www.saic.com/telecom/telephony/ValueAssess.pdf.

(132) SAIC:  Feature Articles: SAIC Provides Converged Voice and Data Solutions to Enterprise Customers, available at http://www.saic.com/cover-adrchive/telecom/ngin.html.

(133) News Release, Accenture, BT and Accenture Sign 10-Year Outsourcing Contract to Transform and Expand HR Services, (Feb. 2, 2005) available at  http://www.accenture.com/xd/xd.asp?it=enweb&xd=_dyn\dynamicpressrelease_802.xml.

(134) Id.

(135) Bernstein Research Call, “Improving Cycle and Upcoming Spending Themes Create Opportunity, Though Secular Challenges Remain,” at 8 (May 4, 2004).

(136) News Release, Accenture,  BT and Accenture Sign 10-Year Outsourcing Contract to Transform and Expand HR Services, (Feb. 2, 2005) available at  http://www.accenture.com/xd/xd.asp?it=enweb&xd=_dyn\dynamicpressrelease_802.xml.

ability to deliver a consistent level of global support to multinational clients aiming to achieve high performance in their businesses.”(137)

Computer Sciences Corporation provides telecommunications solutions including front-end consulting and planning; systems design and integration; IT and business process outsourcing; applications software development; Web and application hosting; and management consulting.(138) CSC has positioned itself to meet the specific challenges of the government as well as large businesses.   With the 2003 acquisition of DynCorp, for example, CSC strengthened its position as a leading federal government contractor.  CSC now ranks number three on Washington Technology’s Top 100 providers of IT services to the government.(139)  To serve large businesses, CSC has secured global alliance partnerships with leading Enterprise Resources Planning providers — SAP and Oracle.(140)  The company reported $17.2 billion in major business awards in 2004.(141)   These awards include a 20-year, $1.1 billion award to provide simulator-based flight training and related support to the U.S. Army Aviation Center at Fort Rucker, Alabama and a 10-year, $250 million agreement to provide IT services to Providian Financial Corporation, one of the leading financial services companies in the United States.(142) CSC recently signed a five-year global IT management services

(137) Id.

(138) CSC Annual Report (2004) available at http://www.csc.com/investorrelations/uploads/CSC_AR04.pdf.

(139) Id.

(140) See CSC: Enterprise Solutions, available at http://www.csc.com/solutions/enterprisesolutions/.

(141) CSC Annual Report (2004), available at  http://www.csc.com/investorrelations/uploads/CSC_AR04.pdf.

(142) Id.

agreement with Sun Microsystems valued at $360 million, in which CSC will manage Sun’s full portfolio of internal business systems applications in the U.S., Europe and Asia Pacific.(143)  The Company stated: “The depth and breadth of our experience in applications support, combined with our ability to operate seamlessly around the world, make CSC ideally suited to help Sun achieve transformational results.”(144)

Equipment Manufacturers and Value-Added Resellers

Cisco is a leading IP-telephony vendor.(145)  Although Cisco primarily distributes its products through telecommunication service providers, it has also focused on selling straight to enterprise customers by offering its suite of management tools.(146)  With respect to IP-telephony equipment, the Yankee Group reports: “Cisco dominates the market because enterprises have chosen to deploy and manage VoIP networks internally.  Enterprise testing VoIP are doing so within the enterprise data network department — the domain of Cisco.  This has given Cisco a tremendous head start.”(147)  Cisco also has products designed for small and medium businesses.  For example, the Cisco Mobile Office solutions offer high bandwidth and complete access to corporate LANs, through both wired and wireless solutions.

(143) Press Release, CSC Signs $360 Million Managed Applications Services Agreement with Sun Microsystems (Feb. 2, 2005) available at http://www.csc.com/newsandevents/news/3421.shtml.

(144) Id.

(145) Yankee Group, “The Promising Outlook for Managing Enterprise VoIP, Part 2,” at 5 (May 25, 2004).

(146) Id.

(147) Id. (“Enterprises are also intrigued by the ability to run Cisco Call Manager on a Windows or Linux environment within the enterprise network.  Although this requires careful management, it also offers unique flexibility and a more apparent path to complete voice and data convergence”).

Avaya is also a significant IP-based telephony vendor, offering products and consulting services.  Avaya focuses primarily on serving enterprise customers directly.  Its Global Services organization, the support group for Avaya equipment, provides enterprise customers with a host of management options including in-house, remote and hosted telephony solutions.(148)  “Avaya Global Services has built many of its own network and equipment management tools. . . .  The company’s strength is its number two position (first in IP among legacy TDM vendors).  Avaya has an advantage when enterprises are migrating from TDM to IP-enabled PBX systems.”(149)

Nortel is a major vendor of broad-based networking solutions, and like Cisco is a direct competitor for large business customers: “Leveraging the skills it honed serving carriers, Nortel continues to provide strong service and support to large enterprises.”(150) “Like most of its competitors, Nortel’s long-term enterprise strategy is focused on data, voice and application convergence.”(151)  The Yankee Group reports: “Nortel has a renewed commitment to enterprise networking, a slew of new products, channel leverage, a credible end-to-end solution and migration story of IPT, and improving finances.”(152)  Moreover, Nortel has been successful in offering attractive new products to SMBs, including IP-PBX packages.(153)

(148) Id.

(149) Id.

(150) Yankee Group, “Enterprises Should Keep Nortel on Their Network Infrastructure Vendor Short Lists,” at 1 (Sept. 29, 2004).

(151) Id.

(152) Id. at 2.

(153) Id.

Alcatel designs, supplies and installs telecommunications infrastructure (voice, data and video) and voice-data enterprise networks while providing associated applications and services.(154)  In 2003, Alcatel consolidated its share in several key segments, such as broadband access, wireless infrastructures, and IP telephony.(155)  Alcatel’s enterprise division is rapidly moving in the direction of IP; during the first quarter of 2004 Alcatel shipped 35 percent of its large PABX lines as IP Telephony.(156)  Products and services Alcatel provides to enterprises include converged IP telephony and contact center solutions as well as a comprehensive suite of enterprise switch products.(157)   Alcatel’s portfolio of products for service providers includes broadband access, optical transport, class/4 switching – with over 310 million lines positioned world-wide – and intelligent networks.(158)  Alcatel also develops and supplies satellite based communications systems.

Lucent is committed to augmenting its presence in converged network solutions services, particularly mobile high-speed data, VoIP, next-generation optical networking and broadband access.(159)  Lucent develops and supplies DSL services, enhanced business

(154) Alcatel Business Highlights (2003) available at  http://www.alcatel.com/apropos/report/;jsessionid=ASXGR1VYI0HXSCTFR0GU1DYKMWHI23GC?_requestid=40531.

(155) Id.

(156) Competition in the Communications Marketplace: How Convergence Is Blurring the Lines Between Voice, and the Internet Video, and Data Services: Hearing Before the Subcomm. on Telecommunications and the internet of the House Comm. on Energy and Commerce, 108th Cong. 85 (2004) (Statement of Jack Jachner Senior Director, Research and Innovation of Alcatel North), available at http://www.access.gpo.gov/congress/
house/house05ch108.html.

(157) Id.

(158) Id.

(159) See Lehman Brothers, “Lucent Technologies Company Update,” at 1 (May 25, 2004).

services, enhanced frame Relay and ATM Services, Ethernet over SONET (“EoS”), IP Centrex Services, managed contact center and managed wavelength services.(160)  The company’s customer base includes communications service providers, governments and enterprises worldwide.  Lucent reported over $9 billion in revenue for fiscal year 2004, $2.98 billion of which came from its Integrated Network Solutions.(161)  In 2004, Lucent acquired Telica, a privately held company that provides VoIP communications switching equipment for delivering enhanced voice services over both IP and legacy networks.(162)  Analysts predict that this acquisition “materially helps Lucent be more competitive” in providing converged network solutions to the business customers:  “Lucent bolsters its product portfolio in the rapidly growing voice-over-packet, VOP, systems market and is expected to add more than 60 carrier customers to its client base, which is a meaningful increase from the company’s current base of around 15 announced customers.”(163)

Siemens Communications Group supplies enterprises, carriers and service providers a broad range of telecommunications products and services for wireless, fixed and enterprise networks.(164) Siemens Enterprise Networks, a division of Siemens Communications, is a strong competitor for converged communications solutions.  Its

(160) See Lucent Techs: Solutions for Enterprises, available at http://www.lucent.com/
enterprise/ (discussing Lucent services).

(161) Press Release, Lucent Techs, Lucent Technologies Reports Results for the Fourth Quarter and Fiscal Year 2004 (Oct. 20, 2004) available at  http://www.lucent.com/press/1004/041020.coa.html.

(162) See Lehman Brothers, “Lucent Technologies Company Update,” at 1 (May 25, 2004).

(163) Id.

(164) Press Release, Siemens, Siemens and Microsoft Announce Worldwide Alliance to Bring Real-Time Communication and Collaboration Solutions to Market (Jan. 11, 2005) available at  http://www.siemens.com/index.jsp?sds_p=c23su001237202
pHPnflmi1171893&sdc_bcpath=1077883.s_0%2c&.

customer base includes Howard University, Kodak, Dole, AOL, AT&T, BellSouth, Ford, U.S. Army, NASA, Coca Cola, BP Amoco, Bayer, and Lufthansa.(165)  In January 2005, the company aligned with Microsoft in a multi-year agreement to deliver enterprise-grade, presence-enhanced calling, video and Web conferencing, and collaboration solutions to business customers in the U.S. and abroad.(166) According to analysts, “this is a smart move that can help a very broad customer base transition smoothly to next generation Voice over IP solutions.”(167)

(165) See Siemens Corporate Overview, available at http://enterprise.usa.siemens.com/company/news/corporate.html  (Siemens enterprise networks corporate overview).

(166) Press Release, Siemens, Siemens and Microsoft Announce Worldwide Alliance to Bring Real-Time Communication and Collaboration Solutions to Market (Jan. 11, 2005) available at  http://www.siemens.com/index.jsp?sds_p=c23su001237202
pHPnflmi1171893&sdc_bcpath+1077883.s_0%2c&.

(167) Id. (quoting Dr. Brent Kelly, a senior partner at Boston-based Wainhouse Research).